Exhibit 99.1

Independent Technical Report for the
Condor Project, Ecuador

Report Prepared for Silvercorp Metals Inc. Report Prepared by SRK Consulting (Canada) Inc.

CAPR003605   ■   May 12, 2025

Independent Technical Report for the Condor Project, Ecuador

Silvercorp Metals Inc. Suite 1750-1066 W. Hastings Street Vancouver, BC V6E 3X1 Canada	SRK Consulting (Canada) Inc. 155 University Avenue, Suite 1500 Toronto, ON M5H 3B7 Canada

+1 416 504 2024 https://silvercorpmetals.com/	+1 416 601 1445 www.srk.com

SRK Project Number: CAPR003605

Effective Date: February 28, 2025

Signature Date: May 12, 2025

Qualified Persons / Authored by:

[“Original signed”]	[“Original signed”]
Mark Wanless, Pr.Sci.Nat Principal Consultant	Falong Hu, MBA, BEng, FAusIMM, PMP Principal Consultant

[“Original signed”]	[“Original signed”]
Yanfang Zhao (Bonnie), MEng, MAusIMM Principal Consultant	Lanliang Niu, Beng, MAusIMM Principal Consultant

Peer Reviewed by:

Glen Cole, PGeo, Practice Leader and Principal Consultant (Resource Geology)

Cover Image(s):

Image of the Condor Project property sourced from https://silvercorpmetal.com

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Standards of Disclosure for Mineral Projects Technical Report for Silvercorp Metals Inc. (Silvercorp) by SRK Consulting (Canada) Inc. (SRK). The quality of information, conclusions, and estimates contained herein are consistent with the quality of effort involved in SRK’s services. The information, conclusions, and estimates contained herein are based on i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Silvercorp subject to the terms and conditions of its contract with SRK and relevant securities legislation. The contract permits Silvercorp to file this report as a Technical Report with Canadian securities regulatory authorities pursuant to National Instrument 43-101. Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party’s sole risk. The responsibility for this disclosure remains with Silvercorp. The user of this document should ensure that this is the most recent Technical Report for the property as it is not valid if a new Technical Report has been issued.

CAPR003605  ■  Silvercorp Metals Inc.

Independent Technical Report for the Condor Project, Ecuador

Contents

Executive Summary	ix
Property Description and Ownership	ix
Accessibility, Climate, Physiography, Local Resources and Infrastructure	x
History	x
Geology and Mineralization	xi
Deposit Types	xii
Exploration, Quality Assurance and Quality Control	xiii
Data Verification	xiv
Mineral Processing and Metallurgical Testing	xiv
Mineral Resource Estimates	xvii
Interpretation and Conclusions	xix
Recommendations	xx

1	Introduction and Terms of Reference	1
1.1	Scope of Work	1
1.2	Work Program	2
1.3	Basis of Technical Report	2
1.4	Qualifications of SRK and SRK Team	3
1.5	Site Visit	3
1.6	Acknowledgement	3
1.7	Declaration	3

2	Reliance on Other Experts	5

3	Property Description and Location	6
3.1	Property Location	6
3.2	Mineral Tenure	7
3.3	Underlying Agreements	8
3.4	Environmental Regulations and Permitting	8
3.5	Mining Rights in Condor Project	9

4	Climate, Local Resources, Infrastructure, and Physiography	11
4.1	Accessibility	11
4.2	Climate	11
4.3	Local Resources and Infrastructure	12
4.4	Physiography	12

5	History	14
5.1	Ownership History	14
5.2	Exploration History	14
5.3	Production	16
5.4	Previous Mineral Resource Estimates	16

6	Geological Setting and Mineralization	18
6.1	Regional Geology	18
6.2	Property Geology	20

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6.3	Mineralization	23

7	Deposit Types	26

8	Exploration	27

9	Drilling	28
9.1	Historical Drilling (Pre-2019)	29
9.2	Luminex Drilling (2019 – 2021)	30
9.3	Luminex Drilling (2022 – 2023)	31
9.4	Luminex Drilling Procedures	31
9.5	Recommendations	32

10	Sample Preparation, Analyses, and Security	33
10.1	Sampling	33
10.2	Sample Preparation and Analysis	34
10.3	Sample Shipment and Security	35
10.4	Bulk Density	36
10.5	QAQC	36
10.6	Recommendations	39

11	Data Verification	40
11.1	Site Visit	40
11.2	Historical Data Validation	41
11.3	Analytical Quality Control Data Validation	42
11.4	Recommendations and Conclusions	58

12	Mineral Processing and Metallurgical Testing	60

12.1	Introduction		60
12.2	Los Cuyes West		60
	12.2.1	Head Assay and Mineral Composition	60
	12.2.2	Gravity Concentration	61
	12.2.3	Cyanidation	62
	12.2.4	Bulk Flotation	64
	12.2.5	Concentrate Cyanidation	64
	12.2.6	Flotation of Cyanide Leached Bulk Concentrate for Recovery of Silver, Lead and Zinc	66
	12.2.7	Flotation of Whole Ore Cyanidation Residue	68
12.3	Camp		68
	12.3.1	Head Assay and Mineral Composition	68
	12.3.2	Gravity Concentration	70
	12.3.3	Cyanidation	70
	12.3.4	Bulk Flotation	72
	12.3.5	Concentrate Cyanidation	73
	12.3.6	Lead and Zinc Flotation of the Cyanide Leached Bulk Concentrate	73
	12.3.7	Sequential Selective Flotation of the Whole Ore Cyanide Leach Residue	74
12.4	Soledad		75
	12.4.1	Direct Cyanidation	75
	12.4.2	Bulk Flotation Followed By Gravity Concentration And Cyanidation Process Options	75
	12.4.3	Multi-Stage Gravity Concentration Followed By Cyanidation Options	77
12.5	Enma		79

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	12.5.1	Sample and Head Assay	79
	12.5.2	Whole Ore Cyanidation	79
	12.5.3	Gravity Concentration and Cyanide Leach of Gravity Concentrate	80
	12.5.4	Grindability	80
12.6	Conclusion and Recommendation		81

13	Mineral Resource Estimates		83
13.1	Introduction		83
13.2	Estimation Procedures		83
13.3	Resource Database		84
13.4	Domain Modelling		84
	13.4.1	Camp	84
	13.4.2	Los Cuyes	86
	13.4.3	Soledad	88
	13.4.4	Enma	89
13.5	Specific Gravity		90
13.6	Compositing		91
	13.6.1	Camp	91
	13.6.2	Los Cuyes	93
	13.6.3	Soledad	95
	13.6.4	Enma	96
13.7	Evaluation of Outliers		98
	13.7.1	Camp	98
	13.7.2	Los Cuyes	98
	13.7.3	Soledad	100
	13.7.4	Enma	100
13.8	Spatial Continuity Assessment		101
	13.8.1	Camp	101
	13.8.2	Los Cuyes	102
	13.8.3	Soledad	104
	13.8.4	Enma	106
13.9	Block Model and Grade Estimation		107
	13.9.1	Camp	107
	13.9.2	Los Cuyes	109
	13.9.3	Soledad	111
	13.9.4	Enma	111
13.10	Model Validation		113
	13.10.1	Camp	113
	13.10.2	Los Cuyes	116
	13.10.3	Soledad	120
	13.10.4	Enma	122
13.11	Mineral Resource Classification		124
	13.11.1	Camp	124
	13.11.2	Los Cuyes	126
	13.11.3	Soledad	129
	13.11.4	Enma	130
13.12	Mineral Resource Statement		131
13.13	Grade Sensitivity Analysis		136
13.14	Previous Mineral Resource Estimate		143

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14	Adjacent Properties	145

15	Other Relevant Data and Information	147

16	Interpretation and Conclusions	148

17	Recommendations	149

References		150

Appendix		151

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Tables

Table i:	Cyanidation Test Results Summary - Gold and Silver Extractions	xv
Table ii:	Overall Recovery of Bulk Flotation – Concentrate Cyanidation – Residue Flotation	xvi
Table iii:	Overall Recovery of Cyanidation - Residue Flotation	xvi
Table iv:	Underground Extraction Mineral Resource Statement for Condor Project, as of 28 February 2025	xviii
Table v:	Open Pit Mineral Resource Statement for Condor Project, as of 28 February 2025	xix
Table 3.1:	Condormining Concessions	9
Table 5.1:	Geochemical Surveys of Condor Project	15
Table 5.2:	Geophysical Surveys of Condor Project	16
Table 9.1:	Drilling Programs of Condor Project (Pre-2019)	30
Table 9.2:	Drilling hole Summary of Condor Project (2022-2023)	31
Table 10.1:	Condor QAQC Samples During the Period 1994 to 2023	37
Table 11.1:	Standards from Inspectorate Services Summary for the Condor Project	42
Table 11.2:	CRM Reference Value Summary for the Condor Project	43
Table 11.3:	CRM Usage at the Condor Project	44
Table 11.4:	Selected CRM Results Summary for the Camp deposit	45
Table 11.5:	Selected CRM Results Summary for the Los Cuyes deposit	48
Table 11.6:	Selected CRM Results Summary for the Soledad Deposit	50
Table 11.7:	Selected CRM Results Summary for the Enma Deposit	52
Table 11.8:	Blanks Summary for the Condor Project	53
Table 11.9:	Duplicates Summary for the Condor Project	54
Table 12.1:	Head Assays for Los Cuyes West and Breccia Pipe Samples	61
Table 12.2:	Bulk Mineralogy by XRD for Los Cuyes West and Breccia Pipe Samples	61
Table 12.3:	Gravity Concentration for Master Composite of Los Cuyes and Breccia Pipe	62
Table 12.4:	Whole Ore Cyanidation Results for Los Cuyes West and Breccia Pipe	62
Table 12.5:	Bulk Flotation Results for Los Cuyes West and Breccia Pipe	64
Table 12.6:	Intensive CIL Cyanide Leach of Flotation Concentrate for Los Cuyes West and Breccia Pipe	65
Table 12.7:	Standard CIL Cyanide Leach of Flotation Concentrate for Los Cuyes West and Breccia Pipe	65
Table 12.8:	Overall Recovery of Bulk Flotation and Concentrate Cyanidation for Los Cuyes West and Breccia Pipe	66
Table 12.9:	Results of Bulk Flotation-Cyanidation-Pb Flotation-Zn Flotation	67
Table 12.10:	Results of Whole Ore Cyanidation and Bulk Flotation of Cyanide Leached Residue of Los Cuyes Master Composite	68
Table 12.11:	Head Assay Results of the Samples from the Camp Deposit	69
Table 12.12:	Bulk Mineralogy by XRD for the Samples from the Camp Deposit	69
Table 12.13:	Gravity Concentration Result for the Master Composite of the Camp Deposit	70
Table 12.14:	Results of Gravity Tails Cyanidation for the Camp Deposit	71
Table 12.15:	Test Results of the Whole Ore Cyanide Leach (WOCN) and CIL Cyanide Leach for the Camp Composite samples	71
Table 12.16:	Bulk Flotation of the Gravity Tails and the Feed Sample for the Camp Deposit	72
Table 12.17:	Bulk Flotation of the Design of Experiment for the Camp Deposit	72
Table 12.18:	Cyanidation of the Bulk Flotation Concentrate for the Base Camp	73
Table 12.19:	Lead and Zinc Flotation of the Cyanide Leached Bulk Concentrate for the Camp Deposit	74
Table 12.20:	Results of the Whole Ore Cyanidation and Flotation of the Cyanide Leach Residue for the Camp Master Composite	74
Table 12.21:	WOCN Test Results of San Jose Sample	75
Table 12.22:	Cyanidation Results of the San Jose Composite Sample	75

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Table 12.23:	Bulk Flotation Test Result of a San Jose Composite Sample	76
Table 12.24:	Summary Results of Bulk Flotation and Cyanide Leach of the Bulk Concentrate	76
Table 12.25:	Summary Results of Bulk Flotation, and Gravity Concentration and Cyanidation	77
Table 12.26:	Results of Multi-Stage Gravity Concentration and Cyanidation Tests	77
Table 12.27:	Overall Results of Multi-stage Gravity Concentration and Cyanidation	79
Table 12.28:	Head Assay Result of Enma Master Composite	79
Table 12.29:	Whole Ore Cyanidation Results of the Enma MC Sample	80
Table 12.30:	Results of Gravity Concentration of the Enma MC Sample	80
Table 12.31:	Results of Gravity Concentration-Cyanidation of the Enma MC Sample	80
Table 12.32:	Summary of Ore Grindability	81
Table 13.1:	Resource Database Summary for the Condor Project	84
Table 13.2:	Density Data for Camp and Los Cuyes per Lithology Code	91
Table 13.3:	Camp Composites For Each Domain	92
Table 13.4:	Los Cuyes Domain Sample and Composite Au g/t Grades with Residual Sample Grades	94
Table 13.5:	Los Cuyes Deculstered Average Values for Estimated Variables in Each Domain	94
Table 13.6:	Soledad Sample and Composite Grades with Residual Sample Grades	96
Table 13.7:	Soledad Declustered Average Values for Estimated Variables	96
Table 13.8:	Enma Average Values for Estimated Varaibles	98
Table 13.9:	Summary of Grade Capping Applied to Camp	98
Table 13.10:	Summary of Grade Capping Applied to Los Cuyes	99
Table 13.11:	Summary of Grade Capping Applied to Soledad	100
Table 13.12:	Summary of Grade Capping Applied to Enma	100
Table 13.13:	Camp Semi-Variogram Model Parameters	101
Table 13.14:	Los Cuyes Semi-variogram Model Parameters	103
Table 13.15:	Soledad semi-variogram model parameters	105
Table 13.16:	Enma Semi-Variogram Model Parameters	106
Table 13.17:	Block Model Summary	107
Table 13.18:	Camp Search Parameters	108
Table 13.19:	Los Cuyes Search Parameters	110
Table 13.20:	Soledad Search Parameters	111
Table 13.21:	Enma Search Parameters	112
Table 13.22:	Camp per Domain Comparison Between Composites and Estimates	113
Table 13.23:	Los Cuyes Per Domain Comparison Between Composites and Estimates	116
Table 13.24:	Soledad Global Comparison Between Composites and Estimates	121
Table 13.25:	Enma global comparison between composites and estimates	123
Table 13.26:	Pit Shell Optimization Inputs for RPEEE	132
Table 13.27:	Cut-off Grade Estimates for the Condor Project	133
Table 13.28:	Payable Assumption Inputs	134
Table 13.29:	Weighted Payable Estimates to Los Cuyes and Camp	134
Table 13.30:	Underground Extraction Mineral Resource Statement for Condor Project, as of 28 February 2025	135
Table 13.31:	Open Pit Mineral Resource Statement for Condor Project, as of 28 February 2025	135
Table 13.32:	Global Block Model Quantities and Grade Estimates for Indicated and Inferred Category, Camp at Various cut-off Grades	136
Table 13.33:	Global Block Model Quantities and Grade Estimates for Indicated and Inferred Category, Los Cuyes at Various cut-off Grades	138
Table 13.34:	Global Block Model Quantities and Grade Estimates for Indicated and Inferred Category, Soledad at Various cut-off Grades	140
Table 13.35:	Global Block Model Quantities and Grade Estimates for Indicated and Inferred Category, Enma at Various cut-off Grades	142

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Table 13.36:	Previous Condor Project Mineral Resources for selected projects Effective 28 July 2021	144
Table 14.1:	Maynard (2004) Jeruslem Concession Mineral Resources	146
Table 14.2:	Luminex (2021) Mineral Resource estimate for the Santa Barbara Deposit	146
Table 17.1:	Proposed Initial Exploration Program for the Condor Project	149

Figures

Figure 3.1:	Location of the Condor Project	6
Figure 3.2:	Condor Concessions	7
Figure 4.1:	Access to Condor Project	11
Figure 4.2:	Typical Landscape in the Condor Project	13
Figure 6.1:	Regional Geological Map of Condor Project	19
Figure 6.2:	Property Geology Map of Condor Project	21
Figure 6.3:	Diagrammatic Cross-section of Los Cuyes, Soledad, and Camp	22
Figure 6.4:	Condor Volcanogenic Breccia and Dome Complex	25
Figure 8.1:	2024 SVM Relogging Program	27
Figure 9.1:	Condor North Area Drilling Location Map	28
Figure 9.2:	Condor Central Area Drilling Location Map	29
Figure 10.1:	Drill Core Photograph and Logging Areas of Condor Project	34
Figure 10.2:	Core Tray and Sample Storage of Condor Project	36
Figure 11.1:	Rock Outcrops at the Condor Project	40
Figure 11.2:	Condor Project Drillhole Sealing Mark	41
Figure 11.3:	Selected CRMs Performances for the Camp Deposit	47
Figure 11.4:	Selected CRMs Performances for the Los Cuyes Deposit	49
Figure 11.5:	Selected CRMs Performances for the Soledad Deposit	51
Figure 11.6:	Selected Blanks Performances Charts for Au	53
Figure 11.7:	Coarse Duplicates Scatter and HARD Plot for Gold	55
Figure 11.8:	Field Duplicates Scatter and HARD Plot for Gold	56
Figure 11.9:	Pulp Duplicates Scatter and HARD Plot for the gold	57
Figure 11.10:	Umpire samples Scatter for the Los Cuyes deposit	58
Figure 12.1:	Gold Leach Curves of WOCN for Los Cuyes West and Breccia Pipe	63
Figure 12.2:	Silver Leach Curves of WOCN for Los Cuyes West and Breccia Pipe	63
Figure 12.3:	Flow Diagram for the Bulk Flotation-Cyanidation-Pb Flotation-Zn Flotation	67
Figure 12.4:	Flowsheet of Bulk Flotation at Coarse Grind Size and Cyanide leach of Bulk Concentrate	76
Figure 12.5:	Multi-Stage Gravity Concentration and Cyanidation Test Flowsheet	78
Figure 13.1:	Plan View of Condor Project Geology at Surface	85
Figure 13.2:	Cross Sections of the Veins CA-01 to CA-06 looking Northwest	86
Figure 13.3:	Plan View of the Los Cuyes Shear Hosted Mineralization Models	87
Figure 13.4:	Los Cuyes Vertical Cross Section looking North West	88
Figure 13.5:	Soledad Deposit 0.2 g/t Constraining Gold Grade Shell	89
Figure 13.6:	Enma Deposit 0.1 g/t Constraining Gold Grade Shell	90
Figure 13.7:	Interval Length Histogram for the Camp Deposit	91
Figure 13.8:	Gold Grades Before and After Compositing (Camp)	92
Figure 13.9:	Interval Length Histogram of Los Cuyes	93
Figure 13.10:	Interval Length Histogram of Soledad	95
Figure 13.11:	Interval Length Histogram for Enma	97
Figure 13.12:	Before and After Compositing (Enma)	97
Figure 13.13:	Camp CA-03 Domain Gaussian Space Semi-Variogram Models	102
Figure 13.14:	Los Cuyes LCW Domain Gaussian Space Semi-variogram Models	104
Figure 13.15:	Soledad Gaussian Space Semi-variogram Models	105

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Figure 13.16:	Enma Semi-Variogram Models	106
Figure 13.17:	Vertical Section of The Camp Ca-03 Domain Gold Distribution Looking North	114
Figure 13.18:	Camp X Swath Plots for Gold, Silver, Lead and Zinc	115
Figure 13.19:	Camp Z Swath Plots for Gold, Silver, Lead and Zinc	115
Figure 13.20:	Vertical Section of the Los Cuyes LCW Domain Gold Distribution Looking North	117
Figure 13.21:	Los Cuyes X Swath Plots for Gold, Silver and Zinc in the LCW Domain	118
Figure 13.22:	Los Cuyes Z Swath Plots for Gold, Silver and Zinc in the Halo Domain	119
Figure 13.23:	Soledad Vertical Cross Section Looking West Showing Gold Grade	120
Figure 13.24:	Soledad Y and Z Swath Plots for Gold	121
Figure 13.25:	Enma vertical Cross Section Looking South Showing Gold Grade	122
Figure 13.26:	Enma X and Z Swath Plots for Gold	123
Figure 13.27:	Plan Showing Camp Domain CA-03 Classification	125
Figure 13.28:	Plan Showing Camp Domain CA-05 Classification	126
Figure 13.29:	Section Showing Los Cuyes Domain NW5 Classification	127
Figure 13.30:	Section Showing Los Cuyes Domain NW1 Classification	128
Figure 13.31:	Section Showing Los Cuyes Domain LCW Classification	129
Figure 13.32:	Section Showing Soledad Indicated Mineral Resource classification	130
Figure 13.33:	Section Showing Enma Indicated Mineral Resource Classification	131
Figure 13.34:	Camp Deposit Global Grade Tonnage Curve	137
Figure 13.35:	Los Cuyes Deposit Global Grade Tonnage Curve	139
Figure 13.36:	Soledad Deposit Global Grade Tonnage Curve	141
Figure 13.37:	Enma Deposit Global Grade Tonnage Curve	143
Figure 14.1:	Plan Map – Chinapintza Veins – Jerusalem Concession	145

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Independent Technical Report for the Condor Project, Ecuador

Executive Summary

Introduction

Silvercorp Metals Inc. (Silvercorp, SVM, the Company or the Client) commissioned SRK Consulting (Canada) Inc (SRK) to undertake an independent technical review of the Condor project (the Condor Project or the Project) located in Ecuador. The deliverable of this Project is a National Instrument 43- 101 compliant Independent Technical Report with an independent and unbiased view of the Project which will enable potential equity investors and possible future shareholders to review the Project’s operations.

The Condor Project consists of the Condor North area, the Condor Central area and the Condor South area. The Condor North area consists of the deposits at Los Cuyes, Soledad, Enma, Camp, and the Prometedor Prospect. The Condor Central area consists of the copper-gold and copper-molybdenum porphyries at Santa Barbara and El Hito. The Condor South area consists of the newly identified Nayumbi Prospect.

The Condor Project in this report refers to the Los Cuyes, Soledad, Enma and Camp deposits in the Condor North area.

The Report documents an updated Mineral Resource estimate for the Los Cuyes, Soledad, Enma and Camp Deposits following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101 and Form 43-101 F1 (the “NI 43-101 Standard”) and in conformity with the generally accepted Canadian Institute of Mining, Metallurgy and Petroleum (the CIM)’s Definition Standards and the “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” (2019).

Property Description and Ownership

The Condor Project is located in the Province of Zamora-Chinchipe, near the Ecuador-Peru border and the southern end of the Cordillera del Condor. The Project is approximately 400 km south-southeast of Quito, 149 km east of the city of Loja, and 76 km east of the town of Zamora.

The ownership history of the Condor Project began with artisanal and small-scale miners operating in the area pre-1988. In 1988, modern exploration commenced through a joint venture between ISSFA and Prominex UK. This partnership lasted until 1991 when Prominex UK withdrew, and in 1993, TVX Gold, Inc. (TVX) and Chalupas Mining joined the venture. They remained involved until 2000, after which Goldmarca (formerly Hydromet Technologies Ltd.) formed a new joint venture with ISSFA in 2002. Goldmarca was rebranded to Ecometals Ltd. in 2007 and continued operations until the Ecuadorian government imposed a moratorium on mineral exploration from April 2008 to November 2009. In 2010, Ecometals sold its interest to Ecuador Capital, which was later renamed Ecuador Gold and Copper Corp. (EGX). Lumina Gold Corp (Lumina) acquired EGX in 2016, and in 2018, Lumina spun out Luminex Resources Corp. (Luminex), leading to the Condor Project being 90% owned by Condormining, a Luminex subsidiary, with ISSFA retaining a 10% stake. However, ISSFA has made no funding contribution to the continuing operation of the project; consequently, its share has been diluted

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to 1.3% to date. In January 2024, Adventus Mining Corporation (Adventus) merged with Luminex. In July 2024, Silvercorp acquired Adventus and assumed the ownership of the Condor Project.

Accessibility, Climate, Physiography, Local Resources and Infrastructure

Access to the project is provided by paved and gravel roads. The climate in the Project area is highland tropical, with an average daily temperature ranging from 21°C to 24°C, and an average annual rainfall of approximately 2,000 mm to 3,000 mm. There is a distinct annual rainy season that typically occurs between January and June.

The city of Loja (population ~181,000) is the largest regional centre in the area of the Project and will be a major source of basic goods and services for advanced phases of exploration as well as mine construction and operation. Initial estimates indicate that the national electric grid is capable of providing all necessary power to the Project. Current infrastructure at the Condor Project consists of a fully equipped 70-man exploration camp, located at 1,456 masl directly above the Camp deposit. The camp consists of dormitories, canteen, medical clinic, administrative offices, warehouse, emergency generator, water treatment plant, septic system, diesel storage tanks and fuelling station, a meteorological station, various security installations, and a large core logging and storage facility.

Ancillary core storage, warehousing, and waste segregation/accumulation facilities are also located near the camp. The camp is connected to the national grid and has full internet and cellular telephone access. The Congüime River and numerous smaller streams and springs within the Project concessions can serve as sources of water for all anticipated mining, mineral processing, potable usage, and other Project requirements.

The Project is located in steep, high-relief terrain, near the southern end of the Cordillera del Condor. Elevations range between 960 m and 1,830 m above sea level. The Condor Project area is subject to frequent landslides and mudflows, due to the steepness of terrain, underlying geology, periodically extreme precipitation events, and the accumulated exacerbating impacts of illegal mining clearances.

History

The exploration of the Condor Project area has been extensive and spans several decades.

■	From 1988 to 1991, ISSFA and Prominex UK conducted regional stream sediment sampling and geological mapping.

■	After TVX Gold, Inc. (TVX) and Chalupas withdrew in 2000, Goldmarca / Ecometals took over and continued with reconnaissance mapping, IP and magnetic surveys, and drilling 154 holes totaling 33,323m from 2002 to 2008.

■	The exploration halted due to a moratorium imposed from April 2008 to November 2009. Resuming in 2012, EGX focused on geological mapping, rock sampling, and diamond drilling 37 holes totaling 22,052m until 2016.

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■	Under Lumina Gold Corp from 2016 to 2018, the Project saw additional mapping, sampling, and geophysical surveys, leading to the drilling of nine holes totaling 1,907m.

■	Since 2018, Luminex Resources Corp. has continued these efforts, conducting a property-wide airborne ZTEM geophysical survey and drilling 46 holes totaling 23,211m at the Camp deposit.

Despite extensive exploration efforts, the Condor Project has not yet achieved commercial mineral production. However, artisanal mining has been a significant activity in the area since the 1980s.

Geology and Mineralization

The Condor Project is located in the Cordillera del Condor in the Zamora copper-gold metallogenic belt. The Project area comprises epithermal gold-silver, porphyry copper-gold ±molybdenum, and numerous alluvial gold deposits.

The Condor Project's geology is both diverse and complex, particularly in the Condor North area. This region is characterized by distinctive low- to intermediate-sulphidation epithermal vein swarms located in the northern part. These vein swarms form a series of north-northwest-striking, narrow, high-grade gold and electrum-bearing manganoan carbonate veins, often accompanied by base metals and hosted in dacite porphyry. The Condor breccia, dyke, and dome complex is further divided into four main zones: Camp, Los Cuyes, Soledad and Enma. Gold-silver mineralization in these zones is linked with sphalerite-pyrite/marcasite veins, which typically occur within breccias, along the contacts of rhyolite dykes, and as replacements and disseminations. These veins are often disrupted by post- mineral extensional faults.

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Camp:  The Camp deposit features gold and silver mineralization linked to a swarm of northwest- striking rhyolite-dacite dykes, likely originating from a larger buried rhyolite intrusion. These dykes are concentrated at the contact between a volcanic/intrusive complex and a major granodiorite intrusion. The mineralized zone, dipping steeply at 85° to the northeast, extends over 700 m along strike and is 200 m wide. Gold occurs within veins containing pyrite, marcasite, iron-rich sphalerite (marmatite), galena, ± chalcopyrite, pyrrhotite, quartz, and rhodochrosite gangue. Host rocks include altered granodiorites, breccias, flow-banded rhyolite, and phreatomagmatic breccia. The area is capped by 30 to 80 m of trachyte to rhyolitic welded tuff, with the Camp ridge bounded by the Camp Fault and Piedras Blancas Fault.

Los Cuyes:  Los Cuyes is hosted within an oval-shaped diatreme measuring 450 m northeast- southwest, 300 m northwest-southeast, and extending to at least 350 m in depth. This diatreme, resembling an inverted cone plunging approximately 50° to the southeast, consists of an outer shell of polymictic phreatomagmatic breccia and an internal fill of well-sorted rhyolitic lapilli tuffs, breccias, and volcanic sandstones. Amphibolite and quartz arenite fragments occur around its periphery, with dacite and rhyolite ring dykes intruding the steep margins. Lithological contacts, such as dykes cutting through the diatreme and its outer breccia shell, favoured vein development. The mineralization and alteration at Los Cuyes post-date all local rock types, including blocks of the Hollín Formation, indicating that the mineralization is post-Early Cretaceous.

Soledad:  The Soledad Zone features a 700-meter diameter oval-shaped rhyolite intrusion within the Zamora Batholith, surrounded by discontinuous pyritic breccias. The overall mineralization at Soledad is described as a north-south elongated wine glass-shaped body, tapering between 200 to 300 m below the surface and extending approximately 110 m northwest by 50 m northeast. Sphalerite transitions to pyrite as the dominant sulphide at around 100 m below the surface, leading to diminished gold and silver grades similar to Los Cuyes.

Enma:  Gold and silver mineralization at Enma is hosted in a west-northwest-trending rhyolitic breccia that occurs at the contact between andesite lapilli tuffs and the Zamora batholith. The deposit has dimensions of 280 m east-northeast, is approximately 20 to 75 m wide, and has a vertical extent of 350 m. Alteration mineralogy is primarily chlorite with minor quartz-sericite ± alunite-kaolinite. Gold is associated with pyrite-sphalerite-quartz and locally rhodochrosite veins. At depths greater than 200 m, gold-poor, pyrite-pyrrhotite ± chalcopyrite veins are more dominant.

Deposit Types

Camp, Los Cuyes, Soledad and Enma Deposits are consistent with low- to intermediate sulphidation epithermal mineralization. Characteristics of such deposits are:

■	Occur at convergent plate settings, typically in calc-alkaline volcanic arcs.

■	Form at shallow depths (<2 km) from near-neutral pH, sulfur-poor hydrothermal fluids, often of meteoric origin, with metals derived from underlying porphyry intrusions.

■	Structural permeability created by hydrothermal fluid over-pressuring allows for mineralized fluids to permeate, with gold precipitated by boiling.

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■	Sub-types include sulphide-poor deposits with rhyolites, sulphide-rich deposits with andesites/rhyodacites, and sulphide-poor deposits with alkali rocks.

■	Hydrothermal alteration is zoned and subtle, characterized by sericite, illite, smectite, and carbonate.

■	Features quartz, quartz-carbonate, and carbonate veins with various textures.

■	Sulphide content varies (1-20%), typically <5%, with pyrite, sphalerite, galena, and low copper (chalcopyrite).

■	High gold, silver, arsenic, antimony, mercury, zinc, lead, selenium, and low copper, tellurium.

Exploration, Quality Assurance and Quality Control

Since 1994, the Condor Project has undergone extensive drilling by various operators. The drilling campaigns of Condor Project from 1994 to 2023, totalling 538 holes with 157,312 meters, focused primarily on the Condor North Area and Condor Central Area.

No QAQC data are available for the TVX Gold, Inc. (TVX) drilling programme.

From 2004 to August 2007, the Certified Reference Materials (CRMs or standards Standards), blanks and quarter core duplicate samples were used on the Project. The QAQC procedure from July 2007 to 2011 involved inserting a blank every 6 samples, a standard after 7 samples, a duplicate after 6 samples, followed by another blank. Checks by SRK indicate that this methodology was not strictly adhered to in terms of the number of blanks and standards. From July 2007, OREAS standards and blanks were used, mine waste material was no longer used.

During the Goldmarca / Ecuador Gold and Copper Corp. (EGX) drill programs from 2012 to 2014, CRMS, blanks and quarter core duplicate sample were inserted after every 20 samples as part of the QAQC procedure.

Quality control failures for programs from 2012–2015 were addressed with programs of remedial assay analysis.

During the 2017–2018 drill program, QAQC samples are inserted after every six core samples. These include three certified standards (high, medium and low gold grades), a blank, and a coarse duplicate.

During the 2019–2021 drill program, QAQC samples are inserted with the insert rate about 2% - 4% for each type, including the certified standards, blank, coarse duplicate and fine duplicates.

The author considers that quality control measures adopted for assaying of the Condor Mineral Resource drilling have established that the assaying is representative and free of any biases or other factors that may materially impact the reliability of the analytical results. The author considers that the sample preparation, security and analytical procedures adopted for Condor drilling provide an adequate basis for the current Mineral Resource estimates.

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Independent Technical Report for the Condor Project, Ecuador

Data Verification

SRK conducted a site inspection of the Condor Project from June 19 to 20, 2024. The inspection was led by Principal Geologist Mark Wanless (QP) from SRK Canada, Falong, Hu (Principal Mining Consultant) and Yanfang Zhao (Principal Geologist) from SRK China, who carried out a series of verification steps. These included a thorough examination of the Project area, meetings with company representatives, and discussions with geologists regarding sample collection, preparation, storage, and QAQC procedures. The team also reviewed geological interpretations, inspected outcrops, mineralization, and fault structures, and verified drillhole sealing marks. Additionally, they visually checked stratigraphy against interpreted drilling sections and visited the drill core storage facility and core catalog room to assess the company’s core storage protocols and procedures.

The QP was provided the database named CN_DH_Export_Database_8Sept2023.xlsx which covers the QAQC data for several deposits from 1994 to 2023. A review of historical QAQC data was conducted by SRK.

Based on SRK’s site visit, review of the previous and ongoing exploration datasets, communication with the Condor’s technical personnel and consideration of the mineralization characteristics of the deposit, SRK is satisfied with the quality and result of the sample preparation and assay conducted by related analytical laboratories. The analytical procedures are consistent with generally accepted industry practices and the primary sample results are therefore suitably reliable for use in Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

Mineralization of Los Cuyes, Camp, Soledad (San Jose) and Enma deposits comprise gold and silver with low-level base metal sulphides of copper, lead and zinc. The recovery target metals are gold and silver as dore by gravity concentration and cyanide leach, as well as copper, lead and zinc as flotation concentrates when their contents are high enough for economic recovery.

Cyanide leaching tests were conducted on all four deposit samples, including standard whole ore cyanidation (WOCN), carbon in leach (CIL) and gravity plus concentrate intensive cyanidation and tails WOCN. The results are summarised in Table i. All the samples from four deposits are amenable to WOCN, and there is no preg-robbing effect. For a San Jose sample with 2.72 g/t gold and 26.7 g/t, grind size of 90% passing 75 µm, and leaching for 72 hours, the gold and silver extractions reached 91.6% and 82.0%, respectively. For an Enma ore sample with 0.97 g/t gold and 36.8 g/t silver, grind size of 80% passing 75 µm, and leaching for 24 hours, the gold and silver extractions reached 74.2% and 67.9%, respectively.

The bulk rougher flotation was also investigated with the bulk concentrate being cyanide leached samples of Los Cuyes, Camp and San Jose. The cyanide leached bulk concentrate was floated again to produce the silver/lead concentrate and silver/zinc concentrate. The results are shown in Table ii. Overall gold recoveries of flotation and concentrate cyanide leach were 90.2% to 91.5% for Los Cuyes and 92.6% for Camp. The flotation of the concentrate cyanide leach residues likely produced saleable lead concentrate and zinc concentrate in some cases, depending on the feed grade and flotation operating conditions. The tests obtained a saleable zinc concentrate and a silver/lead concentrate for

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the Los Cuyes samples, only a saleable lead/silver concentrate for the Camp sample. The San Jose sample at Soledad has not obtained a satisfied bulk flotation result likely due to overly coarse grind size. Enma has not been tested yet on bulk flotation. The bulk flotation and then concentrate cyanide leach followed by selective flotation to produce the silver/lead concentrate and zinc concentrate is a capital cost effective flowsheet, it can comprehensively recover the residual gold and silver from the cyanide residue. However, the overall gold recovery may be somewhat compromised, and the management of process waters will be complicated, because any residual cyanide in the process water will reduce gold recovery during flotation. Optimization test work of this flowsheet should be carried out on all the deposits.

Since gold and silver in the mineralized materials are easily cyanide leachable, in order to obtain a higher gold and silver recovery, the process flowsheet of cyanidation followed by flotation of the cyanide residue has also been preliminarily tested. The overall results are summarized in Table iii. This process flowsheet can achieve higher gold and silver recoveries than the process of bulk flotation – bulk concentrate cyanidation – cyanide residue separate flotation and does not have the issue of residual cyanide in the process water on gold recovery. Although the capital cost is higher, it is recommended that the detailed cyanide residue flotation tests be carried out on all of the master composite samples (MC) from the four deposits to demonstrate whether the marketable lead and zinc concentrates can be produced and to determine overall recoveries for gold, silver, lead, zinc and copper. A trade-off study between the two process flowsheets should be conducted during the next technical study phase.

Table i:     Cyanidation Test Results Summary - Gold and Silver Extractions

Composite	WOCN		CIL		Gravity+WOCN
	Au	Ag	Au	Ag	Au	Ag
Camp-Low Grade[1]	91.8	49.5	92.1	41.5	92.9	45.6
Camp-Med Grade[1]	96.5	43.3	98.0	39.7	96.9	43.9
Camp-High Grade[1]	96.0	43.3	97.0	48.5	96.0	43.3
Los Cuyes-Low Grade[1]	87.5	27.2
Los Cuyes-Med Grade[1]	90.8	37.5
Los Cuyes-High Grade[1]	87.9	57.4
Los Cuyes-Master[1]	87.1	49.4	89.1	47.7	85.9	54.5
Enma-Master[1]	74.2	67.9			71.5	67.0
San Jose[2]	91.6	82.0
San Jose Master[3]	72.6	43.3	63.4	40.3

Note:	[1] grind size P80=75µm, leaching time 24 hours
[2] grind size P90=75µm, leaching time 72 hours
[3] grind size P80=106µm, leaching time 48 hours

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Table ii:     Overall Recovery of Bulk Flotation – Concentrate Cyanidation – Residue Flotation

				Grade		Recovery (%)
Parameter	Weight %	Au g/t	Au g/t	Cu %	Pb %	Zn %	Au	Ag	Cu	Pb	Zn
Los Cuyes - Low Grade
Bulk Conc	10.2	8.40	104.8		0.39	2.57	95.2	85.7		81.6	58.5
Bullion							90.2	54.4
Ag/Pb Conc.	0.08		1 ,748		23.19	10.69		10.3		38.8	2.1
Zn Conc	0.31		127.8		0.90	49.00		2.9		5.8	36.7
Overall Recovery - bullion plus saleable concentrate							90.2	64.7			36.7
Los Cuyes - High Grade
Bulk Conc	13.9	28.67	256.1		1.25	4.77	95.0	87.4		83.9	71 .9
Bullion							91.5	46.1
Ag/Pb Conc	0.21		2,653		32.33	9.66		12.7		38.6	2.2
Zn Conc	0.67		161.3		0.94	45.18		2.5		3.6	32.6
Overall Recovery - bullion plus saleable concentrate							91.5	58.8			32.6
Base Camp
Bulk Conc	14.4	32.1	187		1.0	5.6	98.5	96.3		94.5	78.8
Bullion							92.6	50.3
Ag/Pb Conc	0.04	1.01	3,324		52.4	3.86	0.01	6.45		23.4	0.16
Zn Conc	0.14	0.83	316.7		4.28	2.32	0.05	2.31		7.28	0.39
Overall Recovery - bullion plus saleable concentrate							92.6	56.7		23.4

Table iii:     Overall Recovery of Cyanidation - Residue Flotation

				Grade					Recovery (%)
Parameter	Weight %	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Au	Ag	Cu	Pb	Zn
Los Cuyes - Low Grade
Bullion							87.1	49.4
Cu/Pb Conc	0.1	3.81	650	5.88	16.2	0.49	0.78	18.6	34.9	61.9	0.6
Overall Recovery - bullion plus saleable concentrate							87.1	49.4
Camp
Bullion							95.7	44.6
Ag/Pb Conc	0.1	3.28	3,348	0.8	44.2	20	0.08	12.3	2.6	38.1	2.4
Zn Conc	1.3	2.52	218.7	1.37	1	45.3	0.68	8.7	47.7	9.3	59.7
Overall Recovery - bullion plus saleable concentrate							96.5	65.6

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Mineral Resource Estimates

Condor Project comprises several deposits, however this section only focuses on the Camp, Los Cuyes, Soledad and Enma deposits in the Condor North area, which are included in the Mineral Resources estimation.

The Mineral Resource estimation work of Condor Project was completed by SRK in 2025. The estimates are based on drilling samples information available up to 2023. The QP believes the drilling information is sufficiently reliable to interpret with confidence the boundaries for the deposits and that the assay data are sufficiently reliable to support Mineral Resource estimation. Mr Mark Wanless (Pr.Sci.Nat, FGSSA), and Ms Yanfang Zhao (MAusIMM), who are Principal Geologists from SRK have reviewed the drillhole database, geological model and the mineralisation domains generated by SVM, made some adjustment, performed the grade estimation, classified the Mineral Resources and prepared the Mineral Resource estimate using Datamine, Isatis.Neo and Leapfrog Geo and Edge.

The Qualified Person responsible for the Mineral Resources is Mr Mark Wanless, who is a full time employee of SRK Consulting (Canada) Inc. (SRK Canada) and registered with the South African Council for Natural Scientific Professionals as Pr.Sci.Nat, 400178/05, Fellow of the Geological Society of South Africa, Member of the Geostatistical Association of South Africa and a Member of the South African Institute for Mining and Metallurgy (SAIMM). Mr. Mark Wanless visited the Condor Project between the 19th and 20th of June 2024.

The Mineral Resources have been estimated in accordance with generally accepted CIM Definition Standards and are reported in accordance with the Stock Exchange listing requirements.

The Company considered future operation on Soledad and Enma using surface mining. However at Camp and Los Cuyes the Company plans underground mining due to the steep terrain conditions, relative complexity, high grade tabular mineralization, and that the surface infrastructure might best be located in Camp and/or Los Cuyes area.

The optimization parameters reflect a conventional open pit operation although the cost and revenue assumptions on Soledad and Enma used are not related to any mine plan or financial analysis, they were used only to define the reasonable prospects for eventual economic extraction (RPEEE) envelope, and the figures were derived from the current information.

For the higher-grade and thicker tabular domains at Camp and Los Cuyes, there is the opportunity of using a bulk mining method such as long hole open stoping for underground extraction. The thinner tabular domains at Camp and Los Cuyes require using more selective mining methods such as short hole shrinkage and/or cut and fill methods. The Company has extensive experience on selective mining methods and advised that they would like to consider a selective method as the primary approach. Therefore, a breakeven cut-off grade was calculated to determine the subset of the estimated blocks that can be economically exploited using shrinkage or cut and fill mining.

The commodity prices are sourced from an independent analyst, Consensus Market Forecast (CMF) for gold, silver, lead, and zinc. The projected outlook (in real USD) was issued by CMF in February 2025. The long-term prices were used for the consideration of the Reasonable Prospect for Eventual Economic Extraction (RPEEE).

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Within the current mining license area, as of 31 December 2024, Mineral Resources are reported for the Condor Project, above a COG of 2.2 g/t gold equivalent for Camp and Los Cuyes which are amenable to underground extraction, and 0.6 g/t and 0.5 g/t gold equivalent for Enma and Soledad respectively which are amenable for open pit extraction.

For the open pit deposits, the Mineral Resource is constrained by a conceptual pit, designed using Whittle software. For the underground mineral Resources, SRK used a Mineable Shapes Optimiser (MSO) to outline areas of the mineralization domain that have suitable continuity and grade to sustain underground mining operations. SVM intend using a highly selective mining method (shrinkage or cut and fill) for which the MSO process is not well suited. Therefore, SRK reported the underground Mineral Resources using only a cut off value and excluding small and isolated areas which are unlikely to be practically extractable. The summary of the estimated Mineral Resources is shown in Table iv for Mineral Resources with underground mining potential, and in in Table v for Mineral Resources with open pit mining potential.

Table iv:     Underground Extraction Mineral Resource Statement for Condor Project, as of 28 February 2025

		Average Grade					Contained Metal
Deposit	Tonnes	AuEq	Au	Ag	Pb	Zn	AuEq	Au	Ag	Pb	Zn
	(Mt)	(g/t)	(g/t)	(g/t)	(%)	(%)	(koz)	(koz)	(koz)	(lb’000)	(lb’000)
Indicated
Camp	2.45	3.44	3.17	18.68	0.08	0.73	271	250	1,471	4,355	39,454
Los Cuyes	0.72	4.04	3.82	22.9	0.09	0.63	93	88	528	1,366	9,966
Total	3.17	3.58	3.32	19.63	0.08	0.71	365	338	1,999	5,721	49,420
Inferred
Camp	7.9	3.38	3.07	20.59	0.08	0.89	859	780	5,229	13,271	154,944
Los Cuyes	4.2	4.71	4.47	24.64	0.12	0.53	636	603	3,327	10,741	49,278
Total	12.1	3.84	3.55	22.00	0.09	0.77	1,495	1,383	8,556	24,012	204,222

Sources: SRK 2025

Notes: Mineral resources are reported above an underground extraction economic cut off value for Camp and Los Cuyes. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate.

The resource statement does not include mineralization in the Halo domain of the Los Cuyes, and its economic potential remains to be further investigated in future studies.

Underground Mineral Resources are reported at a cut-off grade of 2.2 g/t AuEq at Camp and Los Cuyes. Underground cut off grades have been determined using a gold price of USD/oz 2,200, silver price of USD/oz 27, zinc price of USD/t 2,650 and lead price of USD/t 1,950.

1 troy ounce = 31.1034768 metric grams.

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Table v:     Open Pit Mineral Resource Statement for Condor Project, as of 28 February 2025

		Average Grade					Contained Metal
Deposit	Tonnes	AuEq	Au	Ag	Pb	Zn	AuEq	Au	Ag	Pb	Zn
	(Mt)	(g/t)	(g/t)	(g/t)	(%)	(%)	(koz)	(koz)	(koz)	(lb’000)	(lb’000)
Indicated
Soledad	4.03	1.14	1.06	7.05	0.05	0.56	148	138	912	4,365	49,882
Enma	0.03	1.05	0.97	7.11	0.07	0.30	1	1	7	46	214
Total	4.06	1.14	1.06	7.05	0.05	0.56	149	139	920	4,411	50,097
Inferred
Soledad	14.15	0.83	0.76	5.86	0.04	0.51	375	346	2,664	12,819	158,009
Enma	0.02	0.74	0.56	16.07	0.06	0.20	1	0	12	33	103
Total	14.17	0.82	0.76	5.87	0.04	0.51	376	347	2,676	12,851	158,112

Sources: SRK 2025

Notes: Mineral resources are reported in relation to a conceptual pit shell for Soledad and Enma. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate.

Open pit Mineral Resources are reported at a cut-off grade of 0.6 g/t AuEq for Enma and 0.5 g/t AuEq for Soledad. Open pit optimizations have been determined using a gold price of USD/oz 2,200, silver price of USD/oz 27, zinc price of USD/t 2,650 and lead price of USD/t 1,950.

1 troy ounce = 31.1034768 metric grams.

Interpretation and Conclusions

SVM has reviewed, re-logged, and remodelled the mineralization at the Condor Project. At the Los Cuyes and Camp deposits the updated model of mineralization has included identification of several high-grade tabular domains which are potentially amenable to extraction using underground mining methods. At Soledad, Enma and outside of the high-grade domains at Los Cuyes SVM have modelled a lower grade disseminated mineralization which has the potential for extraction using an open pit mining method.

This mineralization interpretation at Los Cuyes is a change from the previous model which only considered a disseminated mineralization style, and did not isolate the high-grade zones separately. For some domains at Los Cuyes (such as the LCW domain) the data strongly support the revised interpretation, with good continuity in the mineralization observed over the project area. While for other domains, the continuity is less clear, and the quantity of data supporting these is less, resulting in lower confidence in these interpretations. The lateral extents of some of the domains are based on wider spaced drilling which naturally carries some additional risk to the confidence in the interpretation of the domain continuity.

At Camp, the previous models relied on interpolated domain definition using indicators, and the current interpretation is supported by a more geologically rigorous interpretation using a combination of the grade and geological logs to link up intersections between drill holes into more coherent and continuous domains.

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The geological interpretation at Soledad and Enma is not as well developed as that of Los Cuyes and Camp, relying on grade shells to constrain the mineralization. At Soledad, there is sufficient dense sampling in several locations to confirm the continuity of the mineralization despite the lower understanding of the mineralization controls, and SRK considers this sufficient to support an Indicated Mineral Resource classification.

For all the deposits, the metallurgical test work indicated that there are reasonable prospects for achieving the recoveries applied to the economic assessment. However, further work is required to be able to confirm the optimal processing configuration for each style of mineralization. As such, there is a risk that these recovery factors may change with additional test work and depending on the ultimate processing flow sheet that is selected if the project is developed.

Recommendations

In order to confirm the interpretation of the high-grade domains at Camp and Los Cuyes, SRK recommends that a phased exploration program should be undertaken. SVM has planned an initial two-phase exploration program of surface drilling. The initial phase plans for drilling six holes at Los Cuyes with an average length of approximately 400 m for a total of 2,470 m, and a second phase plans for drilling four holes split between Los Cuyes and Camp totalling 1,030 m.

Pending the approval of an environmental permit which is in progress at present, SVM plans to develop underground access drives to intersect the mineralization, and to provide platforms for drilling which will allow for better targeted drilling of shorter holes from the underground development. SVM has not yet developed a detailed development and drilling plant, as this is contingent on the outcomes of the initial surface drilling results and the approval of the environmental permit applications.

SRK recommends that the two mineral processes of "bulk flotation – bulk concentrate cyanidation - cyaniding residue separation flotation " and "cyanidation - cyaniding residue flotation" should be tested in detail, and the trade-off study between the two processes should be conducted according to the final test results.

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CAPR003605 ■ Silvercorp Metals Inc.
Independent Technical Report for the Condor Project, Ecuador

1	Introduction and Terms of Reference

The Condor Project is located in the Province of Zamora-Chinchipe, near the Ecuador-Peru border and the southern end of the Cordillera del Condor. Silvercorp took ownership of the Condor Project during 2024 through the acquisition of Adventus Mining Corporation.

As part of the advancement of the project, Silvercorp aims to update the Mineral Resource estimates, with underground mining of the Camp and Los Cuyes deposits being the primary focus, and open pit mining of the Soledad and Enma deposits.

SRK Consulting (China) (SRK CN) was previously engaged in May 2024 by Silvercorp to undertake a due diligence audit of the Adventus Mining Corporation's assets in Ecuador in relation to a possible stock exchange listing. A team of consultants from SRK CN and SRK Consulting (North America) undertook an audit including a site visit to the Condor Project during June 2024.

This technical report summarizes the technical information available on the Condor Project and demonstrates that the Condor Project clearly qualifies as an “Advanced Exploration Property”. In the opinion of the QP, this property has merit warranting additional exploration expenditures. An exploration work program is recommended comprising diamond core drilling, open pit and underground development to facilitate exploration drilling, and geological and Mineral Resource modelling.

The sources of information and data contained in the technical report include a review of all relevant information and documents provided by Silvercorp as of December 2024.

This technical report was prepared following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101 (NI 43-101) and Form 43-101F1. The Mineral Resource Statement reported herein was prepared in conformity with generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.

1.1	Scope of Work

The scope of work is focused on an update of the Mineral Resource estimates for the Camp and Cuyes deposits for which there is additional data subsequent to the June 2024 review, but to also include updates on the Soledad and Enma deposits for which there is no additional data, except for a revised geological model generated by Silvercorp. During the site visit in June 2024, it was apparent that the understanding of the geology and the controls on the mineralization has evolved since the previous Mineral Resource estimates were undertaken. SRK and Silvercorp agreed that the estimates for these deposits needed to be updated to reflect this understanding.

The detailed items for which the consultants from SRK are responsible include:

■	Update the drilling, QAQC review and reporting for the additional data generated subsequent to the 2024 review.

■	Update the Los Cuyes Mineral Resource model, using the updated Silvercorp geological model, to include the latest drilling and the high-grade target of Los Cuyes.

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■	Review and update the Camp, Soledad and Enma Mineral Resource models using geological models generated by Silvercorp.

■	Establish a potential underground Mineral Resource at Los Cuyes using the same parameters as Camp. Update the reporting constraints for the Enma and Soledad deposits using agreed commodity price estimates and mining costs.

■	Determine with Silvercorp the preferred mining approach for the declaration of Mineral Resources on each deposit.

■	Deliver an independent Technical Report (the Technical Report) with an updated Mineral Resource estimate prepared in accordance with National instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101) for filing with applicable securities commissions with sign off by the SRK team as Qualified Persons.

1.2	Work Program

The Mineral Resource statement reported herein is a collaborative effort between Silvercorp and SRK personnel. The exploration database was compiled and maintained by Silvercorp and was audited by SRK. The geological model and outlines for the gold mineralization were constructed by Silvercorp and reviewed and in the case of Enma, modified by SRK. In the opinion of SRK, the geological model is a reasonable representation of the distribution of the targeted mineralization at the current level of sampling. The geostatistical analysis, variography, and grade models were completed by SRK during the months of January 2025 to March 2025.

The Mineral Resource Statement reported herein was prepared in conformity with the generally accepted CIM Exploration Best Practices Guidelines and CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines. This technical report was prepared following the guidelines of the Canadian Securities Administrators’ NI 43-101 and Form 43-101 F1.

1.3	Basis of Technical Report

This report is based on information collected by SRK consultants during a site visit in June 2024, and on additional information provided by Silvercorp throughout the course of SRK’s investigations. SRK has no reason to doubt the reliability of the information provided by Silvercorp. This technical report is based on the following sources of information:

■	Discussions with Silvercorp personnel.

■	Inspection of the Condor project area, including outcrop and drill core.

■	Review of exploration data collected by Silvercorp.

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1.4	Qualifications of SRK and SRK Team

The SRK Group comprises more than 1,700 professionals, offering expertise in a wide range of resource engineering disciplines. The independence of the SRK Group is ensured by the fact that it holds no equity in any project it investigates and that its ownership rests solely with its staff. These facts permit SRK to provide its clients with conflict-free and objective recommendations. SRK has a proven track record in undertaking independent assessments of Mineral Resources and mineral reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies, and financial institutions worldwide. Through its work with a large number of major international mining companies, the SRK Group has established a reputation for providing valuable consultancy services to the global mining industry.

To complete the scope of work detailed above, SRK appointed a team of professionals sourced from the SRK Toronto and SRK China offices under the supervision of Mr. Mark Wanless, Pr.Sci.Nat, a Principal Consultant based out of the SRK Toronto office. Ms. Bonnie Zhao is responsible for the data review, QAQC validation and descriptive sections of the technical report. Mr. Falong Hu is responsible for the mining related activities and for the calculation of the required reporting constraints such as open pit shells, and cut-off grades. Mr. Wanless takes the role as the Qualified Person for the reporting on Mineral Resources with support from Mrs. Zhao.

1.5	Site Visit

In accordance with NI 43-101 guidelines, Mr. Wanless, Ms. Zhao, and Mr. Hu travelled to the Condor Project in June 2024 to undertake an inspection of the project, the drill core available at the Camp site for these projects, and to review the exploration procedures, data capture and geological interpretation with the Silvercorp exploration team.

The SRK team was given full access to relevant data and conducted interviews with exploration staff to obtain the information required for technical reporting.

1.6	Acknowledgement

SRK would like to acknowledge the support and collaboration provided by Silvercorp personnel for this assignment. Their collaboration was greatly appreciated and instrumental to the success of this project.

1.7	Declaration

SRK’s opinion contained herein and effective 28 February 2025 is based on information collected by SRK throughout the course of SRK’s investigations. The information in turn reflects various technical and economic conditions at the time of writing this report. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time. Consequently, actual results may be significantly more or less favourable.

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This report may include technical information that requires subsequent calculations to derive subtotals, totals, and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material.

SRK is not an insider, associate or an affiliate of Silvercorp, and neither SRK nor any affiliate has acted as advisor to Silvercorp, its subsidiaries or its affiliates in connection with this project. The results of the technical review by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

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2	Reliance on Other Experts

SRK has not performed an independent verification of land title and tenure information as summarized in Section 3 of this report. SRK did not verify the legality of any underlying agreement(s) that may exist concerning the permits or other agreement(s) between third parties, but have relied on Flor, Bustamante, Pizarro, Hurtado Abogados, as expressed in a legal opinion provided to SVM on 26 August 2024. A copy of the title opinions is provided in Appendix A. The reliance applies solely to the legal status of the rights disclosed in Section 3.

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3	Property Description and Location

3.1	Property Location

The Condor Project is located in the Province of Zamora-Chinchipe, near the Ecuador-Peru border and the southern end of the Cordillera del Condor (Figure 3.1). The Project is approximately 400 km south- southeast of Quito, 149 km east of the city of Loja, and 76 km east of the town of Zamora. The approximate centre of the Project properties is located at 95523500 m North and 768000 m East (geographic projection: Provisional South American Datum 1956, UTM Zone 17M).

Figure 3.1:     Location of the Condor Project

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3.2	Mineral Tenure

The Condor Project consists of nine concessions in alphabetical order: Chinapintza, Escondida, FADGOY, FJTX, Hitobo, Santa Barbara, Viche Congüime I, Viche Congüime II, Viche Congüime III (Figure 3.2).

Figure 3.2:     Condor Concessions

The mining concessions are held under Condormining S.A, Corporación FJTX S.A, and Bestminers S.A., subsidiaries of Adventus Mining Corporation which was acquired by SVM in 2024. Adventus Mining Corporation owns 100% of Ecuador Gold Holdings Ltd., which owns 98.73% of Condormining S.A through its 100% owned subsidiary EMH S.A.. Corporación FJTX is owned by Adventus Mining Corporation through EMH S.A., which holds 99.974% of the common shares of Corporación FJTX. Bestminers S.A. is 98.73% owned by Adventus Mining Corporation through EMH S.A.

Condormining S.A. holds four mining concessions that are part of the Condor Project, namely:

■	Viche Congüime Cuerpo 1 (registered May 20, 2010, valid for ~21 years).

■	Viche Congüime Cuerpo 2 (registered May 21, 2010, renewed in 2021 for 25 years).

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■	Viche Congüime Cuerpo 3 (registered May 20, 2010, valid for ~22 years).

■	Hitobo (registered May 25, 2010, valid for ~21 years).

Corporación FJTX S.A. holds four mining concessions also included in the Condor Project, namely:

■	Escondida (registered February 17, 2017, valid for 25 years).

■	Santa Elena (registered February 17, 2017, valid for 25 years).

■	FJTX (registered May 25, 2010, valid for ~21 years).

■	Fadgoy (registered May 20, 2010, valid for ~21 years) Silvercorp Legal Opinion.

Bestminers S.A. holds the Chinapintza concession, which was created from a division of Viche Congüime Cuerpo I in 2014. The concession is valid for ~17 years (since February 6, 2014).

3.3	Underlying Agreements

Condormining previously held a joint venture agreement with Minera Guangsho Ecuador and JV Chinapintza Mining S.A. (signed November 2, 2012). This agreement was terminated on April 29, 2016, but Condormining still owns 30% of JV Chinapintza Mining S.A., which is undergoing liquidation.

3.4	Environmental Regulations and Permitting

Currently, the Condor Mining Project holds an active Environmental License for advanced exploration activities, formalized by the Ministry of the Environment, Water, and Ecological Transition (MAATE) through Resolution No. 267 dated April 22, 2013.

However, the Ministry of Energy and Mines (MEM), through an official administrative resolution, has categorized the mining concessions of the Cóndor project under the small-scale mining regime. This categorization provides full legal support for initiating processes related to regularization, monitoring, mining control, and environmental management based on the established mining rights.

The Mineral Resources in the Condor North area are located within the three northernmost contiguous concessions shown in Figure 3.2. According to MEM and MAATE, advanced exploration works have been conducted in these concessions since 2013 in compliance with an approved EIS (Ambienconsul, 2006), biennial environmental audits, and regularly updated PMAs.

From February 19, 2025, the environmental regularization process for a new EIS under the small-scale mining regime was initiated via the Single Environmental Information System (SUIA) for the simultaneous phases of exploration, exploitation, and beneficiation of metallic minerals within an operational area inside the concessions.

The Mining Law allows concessionaires to enter pre-negotiation agreements with the Government of Ecuador related to the development of exploitation contracts. Such discussions may commence following a formal request during the Economic Evaluation Period.

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Before the construction of the mine and the commencement of mineral production, the Condor Project will be subject to the guidelines and directives required by the current Ecuadorian laws and regulations on mining and environment. Considering previous experience with projects of a similar scale in Ecuador, it is estimated that the main permitting actions will take up to 24 months to complete. These actions are summarized in the following: Change of Mining Phase, Environmental Licensing Process, Water Permits, Safety and Health Planning Actions, Electricity-Related Permits, Fuel and Explosives Permits, among others.

3.5	Mining Rights in Condor Project

In Ecuador, mining concessions are granted by the Ministry of Energy and Mines (MEM) through a Mining Title. Condormining is the lawful title holder of four mining concessions. The Condormining and Corporación FJTX S.A. FJTX and Fadgoy concessions were originally granted in 2001. In 2009, the Mining Law was reformed and it provided that existing mining titles shall be substituted with new mining titles in accordance with the new provisions of the Mining Law. Therefore, in 2010, new/substituted mining titles were granted to Condormining and Corporación FJTX S.A. for these six concessions. The concession information is summarized in Table 3.1 to Table 3.3.

Table 3.1:     Condormining Concessions

Concession Name	Cadastral Code	Surface Area (hectares)	Registration date[1]	Term of the concession[2]
Viche Congüime Cuerpo 1	2024	1,930	May 20, 2010	21 years, 3 months, 11 days
Viche Congüime Cuerpo 2	2024A	2,410	May 21, 2010	25 years counted since February 4, 2021 because it was renewed for additional 25 years
Viche Congüime Cuerpo 3	500802	2,501	May 20, 2010	22 years, 11 months, 5 days
Hitobo	500115	5,850	May 25, 2010	21 years, 4 months, 17 days

Sources: SVM provided Independent Legal Opinion – Flor, Bustamante, Pizarro, Hurtado
[1]	Date the Mining Title was registered in the Mining Register
[2]	Term of the concession (counted since the date of registration in the Mining Registry)

Table 3.2:     Corporación FJTX S.A. Concessions

Concession Name	Cadastral Code	Surface Area (hectares)	Registration date[1]	Term of the concession[2]
Escondida	50000497	1000	17/02/2017	25 years
Santa Elena	50000655	615	17/02/2017	25 years
FJTX	500135	960	25/05/2010	21 years, 4 months, 17 days
Fadgoy	500245	199	20/05/2010	21 years, 3 months, 25 days

Sources: SVM provided Independent Legal Opinion – Flor, Bustamante, Pizarro, Hurtado

[1]	Date the Mining Title was registered in the Mining Register
[2]	Term of the concession (counted since the date of registration in the Mining Registry)

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Table 3.3:     Bestminers S.A. Concessions

Concession Name	Cadastral Code	Surface Area (hectares)	Registration date[1]	Term of the concession[2]
Chinapintza	2024.1	210.02	6/02/2014	17 years, 7 months, 2 days

Sources: SVM provided Independent Legal Opinion – Chinapintza

[1]	Date the Mining Title was registered in the Mining Register
[2]	Term of the concession (counted since the date of registration in the Mining Registry)

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4	Climate, Local Resources, Infrastructure, and Physiography
4.1	Accessibility

The Condor Project is located along the Ecuador-Peru border in southeast Ecuador, approximately 149 km southeast of the City of Loja and 76 km east of the town of Zamora in the province of Zamora- Chinchipe (Figure 4.1). Access is provided by paved and gravel roads.

Figure 4.1:     Access to Condor Project

4.2	Climate

The climate in the Project area is highland tropical, with an average daily temperature ranging from 21°C to 24°C, and an average annual rainfall of approximately 2,000 mm to 3,000 mm. There is a distinct annual rainy season that typically occurs between January and June. A meteorological station has been fully operational at Condor Camp (at 1,456 masl) since January 2021. Relevant historical rainfall data are also available from the National Institute of Meteorology and Hydrology (Instituto Nacional de Meteorología en Hidrología (INAMHI)) stations in Yantzaza and El Pangui; however, neither station is currently operational.

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4.3	Local Resources and Infrastructure

The city of Loja (population ~181,000) is the largest regional centre in the area of the Project and will be a major source of basic goods and services for advanced phases of exploration as well as mine construction and operation. Loja is served by regular daily flights with Quito via Ciudad de Catamayo Airport, located 20 km to the west. Skilled labour can be retained in Loja and Zamora and towns closer to the Project; unskilled labour is typically sourced in the smaller villages nearest to the Project.

The Project is connected to Loja, Zamora (population ~14,000) and other regional centres via the national highway network).

Initial estimates indicate that the national electric grid is capable of providing all necessary power to the Project.

Current infrastructure at the Condor Project consists of a fully equipped 70-man exploration camp, located at 1,456 masl directly above the Camp deposit. The camp consists of dormitories, canteen, medical clinic, administrative offices, warehouse, emergency generator, water treatment plant, septic system, diesel storage tanks and fuelling station, a meteorological station, various security installations, and a large core logging and storage facility. Ancillary core storage, warehousing, and waste segregation/accumulation facilities are also located near the camp. The camp is connected to the national grid and has full internet and cellular telephone access.

The Congüime River and numerous smaller streams and springs within the Project concessions can serve as sources of water for all anticipated mining, mineral processing, potable usage, and other Project requirements.

4.4	Physiography

The Condor Project is located in steep, high-relief terrain, near the southern end of the Cordillera del Condor. Elevations range between 960 m and 1,830 m above sea level. The Project drains into the Congüime River, which flows to the Nangaritza River, a main tributary of the Zamora River.

The Condor Project area is surrounded by secondary tropical forest (Figure 4.2), which has been heavily impacted by illegal mining and other intrusive anthropic activities for at least the last 30-40 years. The Condor Project area is subject to frequent landslides and mudflows, due to the steepness of terrain, underlying geology, periodically extreme precipitation events, and the accumulated exacerbating impacts of illegal mining clearances.

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Figure 4.2:     Typical Landscape in the Condor Project

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5	History
5.1	Ownership History

The ownership history of the Condor Project commenced with artisanal and small-scale miners operating in the area since pre-1988. In 1988, modern exploration commenced through a joint venture between ISSFA and Prominex UK. This partnership lasted until 1991 when Prominex UK withdrew, and in 1993, TVX Gold, Inc. (TVX) and Chalupas Mining joined the venture. They remained involved until 2000, after which Goldmarca (formerly Hydromet Technologies Ltd.) formed a new joint venture with ISSFA in 2002.

Goldmarca rebranded to Ecometals Ltd. in 2007 and continued operations until the Ecuadorian government imposed a moratorium on mineral exploration from April 2008 to November 2009. In 2010, Ecometals sold its interest to Ecuador Capital, which was later renamed Ecuador Gold and Copper Corp. (EGX). Lumina Gold Corp (Lumina) acquired EGX in 2016, and in 2018, Lumina spun out Luminex Resources Corp. (Luminex), making the Condor Project 90% owned by Condormining, a Luminex subsidiary, with ISSFA retaining a 10% stake. ISSFA has however not contributed any funding to the continuing operation of the project, and consequently its share has been diluted to 1.3% to date. In January 2024, Adventus Mining Corporation (Adventus) merged with Luminex.

In July 2024, Silvercorp acquired Adventus and assumed the ownership of the Condor Project.

5.2	Exploration History

The exploration of the Condor Project area has been extensive and spans several decades.

From 1988 to 1991, ISSFA and Prominex UK conducted regional stream sediment sampling and geological mapping. When TVX Gold, Inc. and Chalupas Mining joined in 1993, they expanded the exploration program to include soil, rock, and stream sampling, trenching, geophysical surveys, and drilling 195 holes totalling 42,101.5 m. They also completed 1,081 m of underground development at the Chinapintza veins.

After TVX and Chalupas withdrew in 2000, Goldmarca / Ecometals took over and continued with reconnaissance mapping, IP and magnetic surveys, and drilling 154 holes totalling 33,322.9 ms from 2002 to 2008.

Exploration was stopped due to a moratorium imposed from April 2008 to November 2009. Resuming in 2012, EGX focused on geological mapping, rock sampling, and diamond drilling 37 holes totalling 22,051.7 m until 2016.

Under Lumina Gold Corp from 2016 to 2018, the project saw additional mapping, sampling, and geophysical surveys, leading to the drilling of nine holes totalling 1,907.4 m.

Since 2018, Luminex Resources Corp. has continued these efforts, conducting a property-wide airborne ZTEM geophysical survey and drilling 28 holes totalling 14,801 m at the Camp deposit.

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Since the early 1980s, extensive geochemical work (Table 5.1) has been conducted at the Condor Project, Stream, soil, and rock surveys have been carried out, identifying well-defined gold-copper soil anomalies at Santa Barbara and a copper-molybdenum soil anomaly at El Hito. Other areas also show anomalous gold and copper values.

As of 2018, previous operators completed 703 trenches totalling 14,650 m, mainly around the Condor breccia pipes.

From 2017 to 2018, Soil surveys were conducted at Santa Barbara, Prometedor, Camp, Wanwintza Bajo, and Wanwintza Alto by Luminex. Detailed results are available in the 2018 Technical Report.

In 2019, Luminex conducted two soil sampling grids in the Camp area, collecting 110 samples.

Since 2018, Luminex has continued property-wide sampling activities, advancing Prometedor and Nayumbi to drill-ready stages.

Table 5.1:     Geochemical Surveys of Condor Project

Time Period	Activity	Details
1980s-Present	Geochemical Surveys	Stream, soil, and rock surveys; gold-copper soil
anomalies at Santa Barbara; copper-molybdenum soil anomaly at El Hito
Pre-2017	Trenching and Channel Sampling	703 trenches totaling 14,650 m, mainly around the
Condor breccia pipes
2017-2018	Soil Surveys by Luminex	Conducted at Santa Barbara, Prometedor, Camp,
Wanwintza Bajo, and Wanwintza Alto
2019	Soil Sampling by Luminex	Two soil sampling grids in the Camp area, totaling 110 samples
Since 2018	Ongoing Sampling by Luminex	Property-wide sampling activities; Prometedor and
Nayumbi brought to drill-ready stage

Sources: SRK, Summary from 2021 Condor Project PEA

Geophysical surveys (Table 5.2) have played a crucial role in identifying targets within the Condor Project, Magnetic Surveys did not yield significant useful data before 2006.

CSAMT Surveys were Conducted by previous owners, these surveys identified areas of low resistivity correlating with the sulphide-rich Chinapintza veins before 2006.

In 2006, A Pole-Dipole IP Survey with 100 m spacing on northwest-trending lines covered the Condor breccias. High-chargeability values reflecting sulphide mineralization were found only at the Enma breccia deposit. High-chargeability zones near other breccia zones remain untested.

In 2019, A helicopter-supported ZTEM survey by Geotech Ltd. covered 780-line kilometres in the Condor North area. This survey revealed several conductive zones correlating with precious-metal showings, including Prometedor and the Soledad Baja target, aligning with the Camp discovery.

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Table 5.2:     Geophysical Surveys of Condor Project

Time Period	Survey Type	Details
pre-2006	Magnetic Surveys	Did not yield significant useful data
pre-2006	CSAMT Surveys	Identified areas of low resistivity correlating with sulphide-rich Chinapintza veins
2006	Pole-Dipole IP Survey	Covered the Condor breccias; high-chargeability values at Enma breccia deposit
2019	ZTEM Survey	Helicopter-supported; covered 780-line km in the Condor North area; revealed several conductive zones correlating with precious-metal showings

Sources: SRK, Summary from 2021 Condor Project PEA

5.3	Production

Despite extensive exploration efforts, the Condor Project has not yet achieved commercial mineral production. However, artisanal mining has been a significant activity in the area since the 1980s. Legal and illegal artisanal miners have been extracting gold from the Chinapintza veins, and this activity continues to the present day. Unfortunately, there are no official production records available for this artisanal mining, highlighting the need for more formal and regulated mining operations to fully realize the project's potential.

5.4	Previous Mineral Resource Estimates

The Condor Project has seen several updates to its Mineral Resource estimates over the years, reflecting the evolving understanding of the area's geology and mineral potential:

From 1993 to 2000, TVX Gold, Inc. and Chalupas Mining conducted extensive exploration, including drilling 195 holes totaling 42,101.5 m. This period's exploration provided initial insights into the mineralization but did not culminate in a formal resource estimate.

Between 2002 and 2008, Goldmarca/Ecometals continued drilling, completing 154 holes totaling 33,322.9 m across various gold deposits. Their work helped delineate significant mineralized zones, although specific resource estimates from this period are not detailed in the provided history.

Ecuador Gold and Copper Corp. (EGX) conducted diamond drilling from 2012 to 2016, completing 37 holes totaling 22,051.7 m at several deposits. Their efforts contributed to a better understanding of the mineralization, leading to more refined resource estimates.

In 2015, A Preliminary Economic Assessment (PEA) was completed for the Santa Barbara Project (Short et al., 2015). This PEA included updated Mineral Resource estimates, providing a more comprehensive understanding of the project's economic potential.

Lumina Gold Corp released an updated Mineral Resource estimate in May 2018, covering four deposits: Santa Barbara, Los Cuyes, Soledad, and Enma. This estimate was further detailed in a technical report released on July 10, 2018. This update significantly advanced the project's resource understanding and laid the groundwork for further exploration and development by Lumina and later Luminex.

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The mineral resources for Santa Barbara, Los Cuyes, Soledad, Enma deposits were restated in a subsequent PEA Technical Report released on July 28, 2021, using updated metal prices and other parameters. Additionally, an underground Mineral Resources estimate for Camp was also released in the PEA.

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6	Geological Setting and Mineralization

The contents of this section are mainly sourced from the Condor Project, Ecuador NI 43-101 Technical Report, Condor Project NI 43-101 Technical Report on Preliminary Economic Assessment Report in 2021 (Elfin et al, (2021)).

The Condor Project is located in the Cordillera del Condor in the Zamora copper-gold metallogenic belt. The Project area comprises epithermal gold-silver, porphyry copper-gold ±molybdenum, skarn gold-copper, and numerous alluvial gold deposits (Morrison, 2007; Williams, 2008).

6.1	Regional Geology

The Condor Project is located in the Cordillera del Condor in the Zamora copper-gold metallogenic belt. The Project area comprises epithermal gold-silver, porphyry copper-gold ±molybdenum, and numerous alluvial gold deposits (Morrison, 2007; Williams, 2008). The Fruta del Norte and Mirador Mines, and the San Carlos-Panantza and Warintza deposits are also located within the Zamora copper-gold metallogenic belt (Drobe et al., 2013).

The geologic make-up of the Cordillera del Condor is dominated by the Middle to Late Jurassic Zamora batholith, dated between 153–169 Ma (Litherland et al., 1992; Drobe et al., 2013). Calc-alkaline, I-type batholith lithologies form components of a continent-scale remnant magmatic arc emplaced along an Andean-type continental margin. Batholith magmas intrude supra-crustal sequences of Palaeozoic to Mesozoic sedimentary and arc-related igneous and volcanic rocks. The Zamora batholith is exposed along a 200 km north-northeast trend, is over 100 km wide, and is dissected by predominantly north- south faults forming part of a laterally extensive fold and thrust belt.

The regional geology and key mineral deposits are shown in Figure 6.1.

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Figure 6.1:      Regional Geological Map of Condor Project

Source: Modified from 2021 Condor Project PEA

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Batholith magmas are typically composed of equigranular, medium-grained monzonites and granodiorites along with younger sub-volcanic porphyritic (plagioclase-hornblende ±quartz) intrusions, the latter spanning rare gabbroic to more commonplace andesitic to rhyolitic compositions. Porphyritic intrusions form every 15 km to 20 km along the north-northeast axis of the Zamora batholith and are commonly associated with copper and gold mineralization.

The Zamora batholith intrudes Late Triassic to Early Jurassic Santiago Formation sedimentary and volcanic rocks, locally incorporating them as faulted blocks or roof pendants. Late Jurassic Chapiza Formation sedimentary rocks and Misahuallí volcanic rocks unconformably overlie the batholith. Early Cretaceous quartz arenites of the Hollín Formation as well as sandstones, mudstones and limestones of the Napo Formation further cover portions of the eroded Jurassic volcano-sedimentary sequence and the batholith (Hedenquist, 2007; Drobe et al., 2013). This sequence is locally overlain by rhyolitic to dacitic volcanoclastic rocks of the Early Cretaceous Chinapintza Formation. Late Cretaceous felsic to intermediate stocks and dykes are aligned with regional fault structures.

North-south-trending detachment faults form the principal structural grain, precursors of which controlled the emplacement of the batholith and its subsequent uplift. A series of younger northeast-, northwest- and east-northeast-striking cross structures control the emplacement of younger intrusions.

6.2	Property Geology

The Condor Project encompasses a diverse and geologically complex area with at least three distinctive mineral sub-districts, each characterized by unique mineralization styles and deposits. Only the Condor North area is discussed in this report. The sub-districts highlight the geological diversity and significant exploration potential within the Condor Project, underscoring the presence of various mineral deposits and targets across the concession. A concession-scale geology map of the Condor Project is shown in Figure 6.2.

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Figure 6.2:      Property Geology Map of Condor Project

Source: Modified from 2021 Condor Project PEA

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Condor North Area:

The Condor Project's geology is both diverse and complex, particularly in the Condor North area. This region is characterized by distinctive low- to intermediate-sulphidation epithermal vein swarms located in the northern part. These vein swarms form a series of north-northwest-striking, narrow, high-grade gold and electrum-bearing manganoan carbonate veins, often accompanied by base metals and hosted in dacite porphyry.

Notably, the Chinapintza vein district extends along strike for 1.5 km over a zone 0.6 km wide, traversing the former Jerusalem concession and continuing into Peru. In the 1990s, TVX conducted more than 45,000 m of drilling followed by underground trial mine development to explore these veins. Although sufficient data for an accurate Mineral Resource evaluation is lacking, artisanal mining continues to exploit these veins.

Immediately south of the Chinapintza vein district lies the Condor breccia, dyke, and dome complex. This complex is hosted by Early Cretaceous rhyodacite to dacite intrusions and volcaniclastics of the Chinapintza Formation, encircled by the Zamora Batholith. Within this area, several diatreme breccias, dykes, plugs, and sub-volcanic domes are associated with these intrusions. Rhyolite dykes, in particular, play a crucial role in localizing vein mineralization. The Condor breccia, dyke, and dome complex is further divided into four main zones: Los Cuyes, Soledad, Enma, and Camp (Figure 6.3). Gold-silver mineralization in these zones is linked with sphalerite-pyrite/marcasite veins, which typically occur within breccias, along the contacts of rhyolite dykes, and as replacements and disseminations.

These veins are often disrupted by post-mineral extensional faults.

Figure 6.3:      Diagrammatic Cross-section of Los Cuyes, Soledad, and Camp

Source: Hathaway (undated)

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6.3	Mineralization

The Condor breccia, dyke and dome complex hosts the Camp, Los Cuyes, Soledad, Enma and the Chinapintza vein deposits and the un-drilled Prometedor prospect (Figure 6.4, Prometedor lies southeast of the area shown in the figure).

Camp

The Camp deposit features gold and silver mineralization linked to a swarm of northwest-striking rhyolite-dacite dykes, likely originating from a larger buried rhyolite intrusion. These dykes are concentrated at the contact between a volcanic/intrusive complex and a major granodiorite intrusion. The mineralized zone, dipping steeply at 85° to the northeast, extends over 500 m along strike and is 80 to 130 m wide.

Gold occurs within veins containing pyrite, marcasite, iron-rich sphalerite (marmatite), galena, ± chalcopyrite, pyrrhotite, quartz, and rhodochrosite gangue. Host rocks include altered granodiorites, breccias, flow-banded rhyolite, and phreatomagmatic breccia. The area is capped by 30 to 80 m of trachyte to rhyolitic welded tuff, with the Camp ridge bounded by the Camp Fault and Piedras Blancas Fault.

Anomalous surface copper mineralization and stockwork porphyry clasts with molybdenite in the nearby Los Cuyes diatreme suggest a deeper common mineralized porphyry underlying the Condor breccia, dyke, and dome complex.

Los Cuyes

Los Cuyes is hosted within an oval-shaped diatreme measuring 450 m northeast-southwest, 300 m northwest-southeast, and extending to at least 350 m in depth. This diatreme, resembling an inverted cone plunging approximately 50° to the southeast, consists of an outer shell of polymictic phreatomagmatic breccia and an internal fill of well-sorted rhyolitic lapilli tuffs, breccias, and volcanic sandstones. Amphibolite and quartz arenite fragments occur around its periphery, with dacite and rhyolite ring dykes intruding the steep margins.

Alteration within the diatreme is primarily sericite-illite, with localized carbonate and intense phyllic alteration at the margins, indicating focused hydrothermal fluid flow. Gold and silver mineralization occurs in veins containing pyrite, sphalerite, galena, chalcopyrite, and pyrrhotite. The entire diatreme exhibits a low background level of gold, primarily in disseminated pyrite and sphalerite. The highest gold values are found in veins of massive sphalerite, pyrite, and marcasite, with minor quartz, galena, and rhodochrosite, similar to the nearby Chinapintza veins.

Lithological contacts, such as dykes cutting through the diatreme and its outer breccia shell, favoured vein development. The mineralization and alteration at Los Cuyes post-date all local rock types, including blocks of the Hollín Formation, indicating that the mineralization is post-Early Cretaceous.

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Soledad

The Soledad Zone features a 700-meter diameter oval-shaped rhyolite intrusion within the Zamora Batholith, surrounded by discontinuous pyritic breccias. It includes individual mineralized zones named Soledad, San Jose, Bonanza, and Guayas. Epithermal gold-silver mineralization at Soledad resembles that of the Camp deposit, with patchy matrix replacement by sulphides, grain-scale replacement of rhyolite feldspars by sphalerite and pyrite, and irregular sphalerite veinlets. Unique to Soledad are the pyritic hydrothermal matrix breccias at the upper margins of the intrusion at San Jose and Guayas.

The overall mineralization at Soledad is described as a north-south elongated wine glass-shaped body, tapering between 200 to 300 m below the surface and extending approximately 110 m northwest by 50 m northeast. Sphalerite transitions to pyrite as the dominant sulfide at around 100 m below the surface, leading to diminished gold and silver grades similar to Los Cuyes.

Enma

Gold and silver mineralization at Enma is hosted in a west-northwest-trending rhyolitic breccia that occurs at the contact between andesite lapilli tuffs and the Zamora batholith. The deposit has dimensions of 280 m east-northeast, is approximately 20-75 m wide, and has a vertical extent of 350 m. Alteration mineralogy is primarily chlorite with minor quartz-sericite ± alunite-kaolinite. Gold is associated with pyrite-sphalerite-quartz and locally rhodochrosite veins. At depths greater than 200 m, gold-poor, pyrite-pyrrhotite ± chalcopyrite veins are more dominant.

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Figure 6.4:      Condor Volcanogenic Breccia and Dome Complex

Sources: 2021 Condor Project PEA

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7	Deposit Types

In the Condor North area, gold and silver mineralization within the Condor breccia, dyke and dome complex, and the adjacent Chinapintza veins, as well as at the newly identified Nayumbi prospect located in the Condor South area, is consistent with low to intermediate sulphidation epithermal mineralization (Hedenquist et al., 1996). Notable examples of epithermal gold deposits include Fruta del Norte (Ecuador), McLaughlin (California), Hishikari (Japan), Waihi (New Zealand) and parts of Porgera (Papua New Guinea). The Condor Project is reported to display the characteristics of low to intermediate sulphidation epithermal deposits (as described by Sillitoe, 1993; White and Hedenquist, 1995; Leary et al., 2016).

The Camp, Los Cuyes, Soledad, and Enma prospects are consistent with low to intermediate sulphidation epithermal mineralization. Characteristics of such deposits are:

■	Occur at convergent plate settings, typically in calc-alkaline volcanic arcs.

■	Form at shallow depths (<2 km) from near-neutral pH, sulphur-poor hydrothermal fluids, often of meteoric origin, with metals derived from underlying porphyry intrusions.

■	Structural permeability created by hydrothermal fluid over-pressuring allows for mineralized fluids to permeate, with gold precipitated by boiling.

■	Sub-types include sulphide-poor deposits with rhyolites, sulphide-rich deposits with andesites/rhyodacites, and sulphide-poor deposits with alkali rocks.

■	Hydrothermal alteration is zoned and subtle, characterized by sericite, illite, smectite, and carbonate.

■	Features quartz, quartz-carbonate, and carbonate veins with various textures.

■	Sulphide content varies (1-20%), typically <5%, with pyrite, sphalerite, galena, and low copper (chalcopyrite).

■	High gold, silver, arsenic, antimony, mercury, zinc, lead, selenium, and low copper, tellurium.

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8	Exploration

In 2024, Silvercorp took ownership of the Condor Project through the acquisition of Adventus Mining Corporation. As part of the 2024 SVM relogging program (Figure 8.1), the geology team completed the evaluation of 100 DDH, totalling 46,942 m, including 38 DDH from Camp Zone and 62 DDH from Los Cuyes. The program focused on understanding and confirming the project characteristics including lithology types, structural setup, and mineralization style.

Figure 8.1:      2024 SVM Relogging Program

Sources: SVM, 2024

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9	Drilling

Since 1994, the Condor Project has undergone extensive drilling by various operators. The drilling campaigns of Condor Project from 1994 to 2021, totalling 538 holes with 157,312 m, focused primarily on the Condor North Area and Condor Central Area.

Drilling campaigns from 2022 to Sep 2023, totalled 21,838 m, mainly distributed in Camp Condor, Los Cuyes, 4 holes in El Hito, and 7 holes in Prometedor. Figure 9.1 and Figure 9.2 display the locations of the drillholes in North and Central Area of Condor Project respectively.

Figure 9.1:      Condor North Area Drilling Location Map

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CondorClaim
srk consulting

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Figure 9.2:      Condor Central Area Drilling Location Map

Legend
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2022
CondorClaim
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El Hito
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9.1	Historical Drilling (Pre-2019)

Condor Project has experienced extensive drilling by various operators during 1994 to 2018. The drilling programs summary is presented in Table 9.1.

TVX Gold, Inc. initiated drilling between 1994 and 2000, testing the Chinapintza veins (75 holes; 20,489 m), Condor breccias (97 holes; 16,128 m), Santa Barbara (19 holes; 4,296 m), and El Hito (4 holes; 1,188 m). It used worker-portable drills that produced HQ- or NQ-size core. Downhole surveys were completed, but the specific method is unknown, except at Santa Barbara where a Pajari instrument was used. Most of the collars are marked with a concrete pad.

From 2004 to 2007, Goldmarca drilled the Condor breccia pipes (124 holes; 21,612 m), followed by Ecometals in 2008, focusing on the Condor breccias (29 holes; 11,111 m) and Santa Barbara (1 hole; 600 m). All holes were drilled using HQ-size core, reducing to NQ as needed. Holes were located using a handheld Garmin GPS instrument. Downhole surveys were completed for 33 of the drill holes using a FLEXIT instrument which takes readings at 3 m or 6 m intervals. Core recoveries for holes drilled by Goldmarca and Ecometals were generally >90% (Hughes, 2008).

Between 2012 and 2014, Ecuador Gold and Copper Corp. (EGX) conducted further drilling on the Chinapintza veins (1 hole; 757 m), Los Cuyes and Soledad breccias (4 holes; 2,574 m), Santa Barbara (27 holes; 15,223 m), and El Hito (5 holes; 3,498 m). Two contractors were used for this drilling: Roman Drilling Corp. S.A. and Hubbard Perforaciones Cia., Ltda. (Hubbard); both are based in Cuenca, Ecuador. All holes were drilled using HTW-size (HQ) core, reducing to NTW (NQ) as needed. The Hubbard drills were worker-portable and similar to Hydracore 4000 rigs. Holes were located using

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a handheld Garmin GPS. When a hole was completed, the hole location was marked with a cement monument displaying the hole number, azimuth and dip. A Reflex EZ-SHOT™ was used to provide downhole orientation data at 50 m intervals. Core recoveries during this period of drilling average approximately 93%.

From 2017 to 2018, Lumina used Hubbard Perforación Cia. Ltda.to complete nine HTW (HQ) drill holes (1,907 m) in the Santa Barbara area. Three targets peripheral to the main Santa Barbara mineralization were tested: Santa Barbara northwest, northeast, and southeast. A Hydracore 2000 drill was used, and the drill was moved using a small tractor. Drill holes were located using a handheld Garmin GPS. A Reflex EZ-SHOT™ was used to provide downhole orientation data at 50 m intervals. Core recoveries in holes drilled by Lumina average just over 91%.

Table 9.1:      Drilling Programs of Condor Project (Pre-2019)

Year	Company/Entity	Core	Total Metres	Focus Area
		Boreholes	Drilled
		75	20,489	Chinapintza veins
1994-2000	TVX Gold, Inc.	97	16,128	Condor breccias
		19	4,296	Santa Barbara
		4	1,188	El Hito
2004-2007	Goldmarca	124	21,612	Condor breccia pipes
2008	Ecometals	29	11,111	Condor breccias
		1	600	Santa Barbara
		1	757	Chinapintza veins
2012-2013	Ecuador Gold and	4	2,574	Los Cuyes and Soledad breccias
	Copper Corp.	27	15,223	Santa Barbara
		5	3,498	El Hito
2017-2018	Lumina Gold Corp	9	1,907	Geochemical and IP anomalies around Santa Barbara

Sources: SRK, Summary from 2021 Condor Project PEA

9.2	Luminex Drilling (2019 – 2021)

From 2019 to 2020, Luminex Resources Corp. has completed 46 holes (23,683 m) focusing on geochemical anomalies and delineation drilling at Camp and Soledad deposits, and additional holes to recover metallurgical material from Cuyes and Enma. Drilling was completed by two contractors, Kluane Drilling Ecuador S.A. and Rumi Drilling Services Ecuador (RDSEC) S.A. Each used a Hydra core 2000. All holes were collared with HQ-size (or HTW) core and reduced to NQ (or NTW) when needed. Access trails to drill pads were constructed by hand as well as using a small excavator. Rig movements were facilitated by a Bobcat and, where possible, a larger Morooka all-terrain vehicle was used.

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All holes were drilled as oriented core via Reflex ACT II or III equipment with downhole surveys completed by either DeviShot TM or Reflex EZ-TRACTM XTF tools. Data from downhole surveys were collected at 30 m to 50 m intervals. Collars were initially spotted via handheld Garmin GPS and later surveyed using a total-station theodolite (Sokkia model 105) to a 5 mm accuracy.

Core recoveries average 98% for drilling conducted by Luminex.

In 2021, Luminex completed one short hole (100 m) for metallurgical samples at the Enma deposit. Drilling was completed by Rumi Drilling and under the same protocols as prevailed during the 2020 program.

9.3	Luminex Drilling (2022 – 2023)

The QP was provided the drillhole database CN_DH_Export_Database_8Sept2023.xlsx) as of September 8, 2023, totalling 55 holes with 21,838 m. These new holes were not included for Mineral Resource estimates as of December 31, 2021. The drilling hole summary is presented in Table 9.2.

Table 9.2:      Drilling hole Summary of Condor Project (2022-2023)

Year	Area	Core Boreholes	Total Metres Drilled
	Camp Condor	13	4,695
2022	El Hito	4	2,418
	Los Cuyes	15	5,660
Sub Total		32	12,773
	Los Cuyes	16	7,990
2023	Prometedor	7	1,075
Sub Total		23	9,064
Grand Total		55	21,838

Sources: SRK, Summary from the drillhole database CN_DH_Export_Database_8Sept2023.xlsx

9.4	Luminex Drilling Procedures

The exploration drilling procedure involves meticulous planning and execution to ensure accuracy and minimal environmental impact. Initially, diamond drilling using HQ and NQ diameter rods is the primary method, continuously monitored by Exploration Managers or their designees, with reverse-circulation (RC) drilling used occasionally as outlined in Lumina’s "Guidelines for Drilling and Trenching Contractors." Drilling contractors are responsible for mobilizing all necessary equipment to the site, controlling water usage and drilling mud, managing borehole progress, transporting core boxes, providing required pipes and consumables, and preventing spills of fuel and lubricants. They must also collect and transport all garbage or waste generated during the drilling process.

Contractors must construct drilling pads at specified borehole locations, taking care to separate and preserve topsoil for later reclamation. Geologists mark the positions in the field and assist drillers with

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marking azimuth and dip of the planned hole. Surveyors accurately measure collar locations with elevation using Total Station or GPS equipment with centimetre-scale accuracy. Drillers complete hole deviation surveys during drilling at systematic intervals using down-hole survey equipment.

Post-drilling, contractors are responsible for reclaiming drill pads by re-grading them to original contours to blend with the surrounding ground surface. The disturbed sites are covered with reserved topsoil and revegetated with native species. Drilling mud pits are backfilled, covered with reserved topsoil, and revegetated; all geosynthetic pit liner material and any other debris from drilling operations must be properly disposed of. Any residual water in the mud pits is tested for pH and adjusted with lime to pH 5-7 before release into the environment.

Drill collars are reclaimed by pouring an approximately 0.5 m² concrete monument around the casing. The monument is inscribed with the hole number and date of the borehole. The casing stub is cut off about 0.5 m to 0.75 m above the monument surface, fitted with a PVC slip cap, and marked with reflective tape. These detailed procedures ensure precise data collection and uphold environmental stewardship throughout the exploration process.

9.5	Recommendations

■	In the authors’ opinion, the current core handling, logging, sampling and core storage protocols on the Condor Project are consistent with common industry standards, and the authors are not aware of any drilling, sampling or recovery factors that could materially impact the accuracy and reliability of these results.

■	All database records should be assigned a consistent year and area.

■	The authors of this report recommend that Silvercorp take additional bulk density measurements on samples for Los Cuyes, Soledad, and Enma to improve the confidence in the estimation of the bulk density in these deposits.

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10	Sample Preparation, Analyses, and Security

Condor resource drilling sampling from 1994 to 1996 were sent to Bondar Clegg (now ALS Chemex) or SGS in Ecuador for preparation; analysis by SGS laboratories in Canada. In 1999 and 2020, drill samples from Santa Barbara analysed by ALS Chemex. Bondar Clegg and SGS were recognized for their high standards, holding ISO/IEC 17025 and ISO 9000 accreditations respectively.

From 2004 to 2008, The samples of Condor project were sent to ALS Chemex in Quito or Acme’s preparation lab in Cuenca. Acme Labs in Vancouver, Canada, conducted the analysis, including fire assay with ICP finish for Au and Ag, and AA for Zn, Cu, and Pb. Acme Labs, known for its reliability, held ISO 9001:2000 accreditation at the time.

Between 2012 and 2014, The samples of Condor project were transported to Acme Lab’s preparation facility in Cuenca. Analysis was performed by Acme Lab in Santiago, Chile, using fire assay techniques for gold and ICP-ES for silver and copper. Acme Labs maintained ISO 9001:2000 accreditation during this period.

During Lumina Gold Corp.’s 2017-2018 drilling program of Condor Project, samples were sent to MSALABS in Vancouver, Canada, for analysis. MSALABS conducted gold assays using fire assay techniques and ICP-MS analysis with four-acid digestion. The laboratory-maintained ISO/IEC 17025:2005 accreditation, ensuring high-quality results.

From 2019 to 2021, Luminex Resources Corp. continued with rigorous sampling procedures similar to those of Lumina. Samples were sent to ALS Laboratories in Quito for preparation. Analysis was performed by ALS Laboratories in Lima, Peru, using fire assay and ICP-MS analysis. ALS Laboratories held ISO/IEC 17025:2017 accreditation, providing assurance of the reliability of their results.

10.1	Sampling

Throughout the Condor Project, rigorous sampling procedures were consistently applied to ensure the integrity and reliability of collected data.

From 1994 to 2000, drill core was cut in half using a diamond saw, with one half sent for analysis and the other half stored securely in core boxes at the project site. TVX Gold Inc. conducted continuous sampling at 1.0-m intervals for the first holes drilled on the Chinapintza veins. Subsequent holes focused on potentially mineralized core with variable lengths. For other areas such as Enma, Los Cuyes, San Jose, and Soledad Breccias, entire holes were sampled with intervals ranging from 1.0 to

2.5 m.

Between 2004 and 2007, Goldmarca, later known as Ecometals, continued the practice of sampling entire drill holes at 2.0-m intervals. The core was cut in half, with one half placed in marked sample bags and sealed, while the other half was returned to the core box and stored in a warehouse.

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From 2012 to 2014, Ecuador Gold and Copper Corp. maintained a similar approach, Core was cleaned and photographed in two box sets at the core-logging facility. Core intervals were marked at intervals of 1.0, 2.0, or 2.5 m, and cut in half using a diamond saw. Half of the core was placed in labelled plastic sample bags secured with tamper-proof zip ties, with the remaining half stored securely.

In the period from 2017 to 2018, Lumina Gold Corp. followed suit, sampling core at 2-m intervals and placing half of the core in plastic bags with bar-coded sample tickets, secured with tamper-proof zip ties. The other half was stored on-site. Core was washed, and wet and dry photos were taken of the whole core at the Luminex exploration camp.

Since 2019, Luminex Resources Corp. has continued this rigorous sampling procedure, cutting core at intervals of 1 to 2 m, with half the core placed in plastic bags with bar-coded sample tickets, secured with tamper-proof zip ties, and the remaining half stored on-site at the Luminex exploration camp. Some older core from previous operators is stored near the Soledad deposit. Core was washed and photographed (Figure 10.1) in dry and wet conditions under consistent artificial light at the Luminex exploration camp.

Figure 10.1: Drill Core Photograph and Logging Areas of Condor Project

Sources: SRK site visit, 2024

10.2	Sample Preparation and Analysis

The preparation and analysis of samples from the Condor Project were managed by various reputable laboratories to ensure high-quality results.

During the period from 1994 to 2000, TVX Gold Inc. sent samples to Bondar Clegg (now ALS Chemex) or SGS in Ecuador for preparation, with analysis conducted by SGS laboratories in Canada using fire assay techniques. From 1999 onwards, ALS Chemex analyzed drill samples from Santa Barbara.

Between 2004 and 2007, Goldmarca and later Ecometals prepared samples at ALS Chemex in Quito or Acme’s preparation lab in Cuenca. Analysis was conducted by Acme Labs in Vancouver, using fire assay with ICP finish for gold and silver, and AA for zinc, copper, and lead.

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From 2012 to 2014, Ecuador Gold and Copper Corp. prepared samples at Acme Lab’s facility in Cuenca and sent them to Acme Lab in Santiago, Chile, for analysis. They used fire assay for gold and ICP-ES for silver and copper.

Between 2017 and 2018, Lumina Gold Corp. used MSALABS in Vancouver, Canada, for sample analysis. They conducted gold assays using fire assay techniques on a 30 g charge and 34-element ICP-MS analysis with four-acid digestion.

Since 2019, Luminex Resources Corp. has prepared samples at ALS Laboratories in Quito, with analysis conducted at ALS Laboratories in Lima, Peru. They used a 50 g charge for gold by fire assay and 34-element ICP-MS analysis.

10.3	Sample Shipment and Security

Drill core is stored in a clean and well-maintained core shack in the Luminex exploration camp. To avoid swelling and caking, the pulp samples are stored in a sealed plastic bag in the refrigerator (Figure 10.2).

Stringent sample shipment and security measures were consistently implemented to maintain the integrity of the samples throughout the project.

From 1994 to 2000, TVX Gold Inc. ensured samples were securely shipped to SGS in Ecuador for preparation and then to Canada for analysis and the other half stored securely. Samples for ALS Chemex were sent directly to their lab.

Between 2004 and 2007, Goldmarca and Ecometals transported samples by truck to Loja and then shipped them to ALS Chemex in Quito or Acme in Cuenca. Any broken sample bags were retaken and reshipped to ensure integrity.

From 2012 to 2014, Ecuador Gold and Copper Corp. used their employees or bonded couriers to transport samples to Acme Lab’s preparation facility in Cuenca, ensuring secure handling.

In the period from 2017 to 2018, Lumina Gold Corp. shipped samples to MSALABS preparation lab in Cuenca. Secure tamper-proof tags were checked upon arrival to ensure no irregularities.

Subsequent to 2019, Luminex Resources Corp. had samples collected from their exploration camp by ALS Laboratories representatives and delivered to their preparation lab in Quito. Secure handling and tamper-proof tags ensured the integrity of the samples throughout the process.

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Figure 10.2: Core Tray and Sample Storage of Condor Project

Sources: SRK Site visit, 2024

10.4	Bulk Density

Specific gravity (SG) data are only available for the Los Cuyes and Camp areas. SG measurements are determined using the water immersion method (weight in air versus weight in water). The SG data was collected by the operators in 1994/95 (TVX), 2004-2007 (Goldmarca / Ecometals), 2012 (EGX) and 2019-2023 (Luminex).

Typically, SG measurements were conducted on samples spaced at 10 m intervals down each drill hole.

The volume and distribution of SG data are considered sufficient to support calculation of average densities per rock type in the block models at Los Cuyes and Camp.

10.5	QAQC

There is no QAQC data were available for the TVX drilling programme.

From 2004 to August 2007, The Certified Reference Materials (CRMs or standards Standards), Blanks and quarter core duplicate samples were used on the Project. Some standards used mine waste material. However, due to high variability in analysis, these were no longer used.

The QAQC procedure from July 2007 to 2011 involved inserting a blank every 6 samples, a standard after 7 samples, a duplicate after 6 samples, followed by another blank. A random check indicated that this methodology was not strictly adhered to in terms of the number of blanks and standards. From July 2007, OREAS standards and blanks were used, mine waste material was no longer used.

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During the EGX drill programs from 2012 to 2014, Three types of control samples were inserted after every 20 samples as part of the QAQC procedure. These include certified reference standards, from CDN Resource Laboratories Ltd. (CDN) or OREAS, a blank (OREAS), and a quarter core duplicate sample.

Quality control failures for programs from 2012–2015 were addressed with programs of remedial assay analysis.

During the 2017–2018 drill program, QAQC samples are inserted after every six core samples. These include three certified standards (high, medium and low gold grades), a blank, and a coarse duplicate.

During the 2019–2021 drill program, QAQC samples are inserted with the insert rate about 2% - 4% for each type, including the certified standards, blank, coarse duplicate and fine duplicates.

From 2022 to 2023, drill program was conducted in Camp and Los Cuyes, QAQC samples are inserted with the insert rate about 1% - 4% for each type, including the certified standards, blank, coarse duplicate and fine duplicates.

A summary of QAQC samples is provided in Table 10.1.

Table 10.1:      Condor QAQC Samples During the Period 1994 to 2023

Period	Drilling Number	Diamond Drilling (m)	Samples Number	QC Samples Type[1]	QC Samples Number	QC Samples %
1994	76	21,365	13,042
1995	110	19,264	9,820
1996	21	5,327	412
1999	10	2,523	1,180
2000	13	2,961	1,412
2004	5	179	67	BLK STD	6 4	8.96 5.97
				BLK	85	4.57
2005	55	4,178	1,859	COARSE DUP	30	1.61
				STD	116	6.24
				BLK	267	5.17
2006	38	10,731	5,169	COARSE DUP	183	3.54
				STD	266	5.15
				BLK	432	4.98
2007	55	17,635	8,673	COARSE DUP	438	5.05
				STD	445	5.13
				BLK	16	5.39
2008	1	600	297	FIELD DUP	13	4.38
				STD	16	5.39
				BLK	170	5.89
2012	9	5,599	2,886	FIELD DUP	170	5.89
				STD	170	5.89

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Period	Drilling Number	Diamond Drilling (m)	Samples Number	QC Samples Type[1]	QC Samples Number	QC Samples %
				BLK	466	5.86
2013	28	16,452	7,946	COARSE DUP FIELD DUP	2 465	0.03 5.85
				STD	466	5.86
				BLK	45	5.80
2017	7	1,560	776	COARSE DUP	46	5.93
				STD	45	5.80
				BLK	10	5.75
2018	2	347	174	COARSE DUP	10	5.75
				STD	10	5.75
				COARSE BLK	309	4.16
2019	26	12,900	7,435	COARSE DUP FINE DUP	207 204	2.78 2.74
				STD	217	2.92
				COARSE BLK	188	2.87
				COARSE DUP	182	2.78
2020	20	11,124	6,543	FINE BLK	81	1.24
				FINE DUP	184	2.81
				STD	184	2.81
				BLK	2	0.11
				COARSE DUP	48	2.75
2021	9	3,366	1,748	FINE BLK	66	3.78
				FINE DUP	49	2.80
				STD	47	2.69
				COARSE DUP	164	2.88
2022	28	10,355	6,401	FINE BLK FINE DUP	224 152	3.93 2.67
				STD	160	2.81
				COARSE BLK	41	0.88
				COARSE DUP	120	2.57
2023	16	7,990	5,249	FINE BLK	154	3.30
				FINE DUP	116	2.49
				STD	150	3.21

Sources: Summary by SRK based on CN_DH_Export_Database_8Sept2023.xlsx from Adventus

Note:

1.	QC samples summary for includes data from Camp, Condor, Los Cuyes, Chinapintza, San Jose I, Guaya, Soledad, Enma, Conguime, El Hito, Santa Barbara, Prometedor, Nayumbi, and Soledad Baja

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10.6	Recommendations

The author of this report considers that quality control measures adopted for assaying of the Condor resource drilling have established that the assaying is representative and free of any biases or other factors that may materially impact the reliability of the analytical results. The author considers that the sample preparation, security and analytical procedures adopted for Condor drilling provide an adequate basis for the current Mineral Resource estimates.

The QP makes the following recommendations to improve and streamline procedures:

■	Only use one standard coarse blank material that should undergo sample preparation along with the typical sample stream, to monitor for any between sample contamination during sample preparation.

■	In addition to the review of the performance of QC data on a batch-by-batch basis, analysis of the data over a longer term is recommended to assess for bias between the different laboratories, and any changes in laboratory performance over time.

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11	Data Verification

11.1	Site Visit

The SRK team conducted the site inspections to the Condor project from June 19-20, 2024. They undertook the following verification steps:

■	Site inspection of the project area.

■	Meeting with Company representatives.

■	Discussions with geologists regarding sample collection, sample preparation, sample storage, QAQC, geological interpretation.

■	Review of the outcrop, mineralization, faults (Figure 11.1),

■	Inspection of drillhole sealing mark (Figure 11.2),

■	Visually checking stratigraphy against interpreted drilling sections.

■	Visit the drill core store and core catalog room of Condor Project, to understand the company’s core storage protocols and procedures.

Figure 11.1:     Rock Outcrops at the Condor Project

Source: SRK Site visit, 2024

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Figure 11.2: Condor Project Drillhole Sealing Mark

Source: SRK Site visit, 2024

11.2	Historical Data Validation

During different exploration stages, the Condor project submitted technical reports at different times, describing the data verification by various Qualified Persons (QPs).

The 2021 NI 43-101 report made a summary of QAQC of Condor Project as below:

There is no QAQC data available for the TVX drilling programme.

A comprehensive review of QAQC from drilling and trench sampling programs prior to 2014 is provided in Maynard and Jones (2011 and 2014) and Hastings (2013). The reviews indicated that no QAQC data was available for the TVX drilling; however, very little of these drilling results are the subject of this report.

Lumina completed a resampling of the TVX holes from Los Cuyes as described in the 2018 Technical Report (Sim and Davis, 2018). Drill programs from 2004–2007 had a higher failure rate for gold in certified reference standards than would normally be acceptable; however, duplicate samples validated original assays. The failure rate for the 2007–2008 program was also higher than acceptable. Failures were found to be related to sample labelling errors rather than repeatability in resampled assays.

Quality control failures for programs from 2012–2015 were addressed with programs of remedial assay analysis. Following this extensive check program, quality control issues with drill programs carried out by previous operators were deemed by the authors to have been adequately addressed.

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For the Lumina/Luminex drill programs, a review of the QAQC protocols was conducted prior to drilling and formalized in a detailed QAQC manual developed by Lumina/Luminex. Each drilling phase was reviewed by a QP who was on site during the drill program. The procedures for core processing and the insertion of blanks and standards were examined. The QAQC program was conducted in accordance with industry best practices.

During the 2017–2018 drill program, 1,116 samples were analysed: 55 were blanks, 55 were certified reference material, 56 were coarse duplicates, and the remaining 950 samples were drilling core. After each batch of analytical results came in, the QAQC samples were reviewed by a Lumina geologist. Lumina’s QAQC consultant also reviewed the data on a regular basis.

During the 2019–2021 drill program, 15,604 samples were analysed: 571 were blanks, 397 were certified reference material, 384 were fine duplicates, 386 were coarse duplicates, and the remaining 13,866 samples were drilling core. After each batch of analytical results came in, the QAQC samples were reviewed by a Luminex geologist. Luminex’s QAQC consultant also reviewed the data on a regular basis.

Luminex’s QAQC consultant confirmed that the results from drill programs throughout the 2019–2020 program are acceptable.

11.3	Analytical Quality Control Data Validation

The SRK team was provided with the database named CN_DH_Export_Database_8Sept2023.xlsx which includes the QAQC data for several deposits from 1994 to 2023.

Certified Reference Materials

The monitoring of assay reliability of Camp, Los Cuyes, Soledad and Enma deposit included insertion of samples of certified reference materials (CRM).

The standards from Inspectorate Services were prepared from blended ore from the Condor project. The reported from 3.5 to 10.5% analytical variance of the standard material provided by Inspectorate is considered too high for use as reference material on the Condor project and no longer used from 2007.

The details are presented in Table 11.1.

Table 11.1:     Standards from Inspectorate Services Summary for the Condor Project

Manufacturer	Reference No	Matrix	Au ppm	Au tolerance (ppm)	Au variance (%)
Inspectorate Services Peru	GEO-184 STD-1	Condor blended ore	1.05	0.11	10.48%
Inspectorate Services Peru	GEO-269 STD-2	Condor blended ore	2.23	0.21	9.42%
Inspectorate Services Peru	GEO-273 STD-3	Condor blended ore	3.19	0.3	9.40%
Inspectorate Services Peru	GEO-309 STD-4	Condor blended ore	3.82	0.13	3.40%

Source: 20070824_SRM_CertifiedReferenceMaterial_QAQC

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The majority of the CRM material was however sourced from CDN Resource Laboratories Ltd. (CDN) or OREAS (Table 11.2). The CRMs used in Condor Project are summarized in Table 11.3.

Table 11.2:     CRM Reference Value Summary for the Condor Project

	Reference Value			2 Standard Deviation
CRM ID	Au g/t	Cu %	Ag g/t	Au	Cu	Ag	In Use	Count of Sample
12a	11.79			0.48			2012	8
152a	0.116	0.385		0.01	0.019		2012	3
15Pa	1.02			0.05			2007-2012	38
15Pc	1.61			0.09			2007-2013	44
15d	1.559			0.084			2012-2013	11
15g	0.527			0.046			2012	54
15h	1.019			0.05			2012	14
17Pb	2.56			0.23			2007-2013	37
18Pb	3.62			0.14			2007-2008	27
2Pd	0.885			0.058			2012-2013	16
503	0.687	0.566	1.63	0.048	0.0306	0.24	2013	21
504c	1.48	1.11	4.22	0.09	0.06	0.576	2019-2023	146
505	0.555	0.321	1.53	0.028	0.016	0.144	2021-2022	29
53P	0.38	0.413		0.038	0.032		2007-2013	30
54Pa	2.9	1.55		0.22	0.05		2013	2
61Pa	4.46		8.54	0.27		0.7	2007-2008	27
62d	9.64			0.64			2012	7
62Pa	10.5		8.37	0.66		1.36	2007-2008	21
67a	2.238	0.0325	33.6	0.192	0.002	4	2012-2013	8
68a	3.89	0.0392	42.9	0.3	0.003	3.4	2012-2013	10
7Pb	2.77			0.11			2007-2013	28
CDN-CM-14	0.792	1.058		0.078	0.062		2013	25
CDN-CM-25	0.228	0.191		0.03	0.006		2013	53
CDN-CM-26	0.372	0.246		0.048	0.016		2013	168
CDN-CM-27	0.636	0.592		0.068	0.03		2017-2022	169
CDN-CM-28	1.38	1.36		0.17	0.08		2017-2019	60
CDN-CM-30	1.3	0.73	15.9	0.12	0.034	1.3	2013	88
CDN-CM-36	0.316	0.23	2.1	0.034	0.01	0.2	2017-2018	18
CDN-CM-43	0.309	0.233		0.04	0.012		2019-2020	110

Sources: Summary by SRK based on CRMS certificate and the file CN_DH_Export_Database_8Sept2023.xlsx from Adventus

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Table 11.3:     CRM Usage at the Condor Project

Area	QAQC_ID	Count of Sample	In Use
	504c	68	2019-2020&2022
Camp Condor	505	18	2022
	CDN-CM-27	134	2019-2020&2022
	CDN-CM-28	42	2019
	CDN-CM-43	105	2019-2020
	15Pc	2	2007
	17Pb	1	2007
	18Pb	1	2007
	504c	1	2021
	53P	1	2007
Enma	61Pa	1	2007
	62Pa	1	2007
	7Pb	1	2007
	CDN-CM-27	1	2021
	STD-0	26	2005
	STD-1	29	2005
	STD-2	58	2005
	STD-3	54	2005
	STD-4	19	2005
	12a	8	2012
	15g	7	2012
	15Pa	13	2007
	15Pc	9	2007
	17Pb	13	2007
	18Pb	12	2007
	504c	74	2020-2023
	505	11	2021-2022
Los Cuyes	53P	10	2007
	61Pa	13	2007
	62d	7	2012
	62Pa	9	2007
	7Pb	11	2007
	CDN-CM-27	12	2020-2022
	STD-0	5	2004
	STD-1	56	2005
	STD-2	61	2004
	STD-3	62	2004
	STD-4	50	2006
	15g	42	2012
Soledad	15h	3	2012
	15Pa	22	2007&2012
	15Pc	22	2007
	17Pb	15	2007

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Area	QAQC_ID	Count of Sample	In Use
	18Pb	12	2007
	2Pd	5	2012
	504c	3	2020
	53P	15	2007
	61Pa	11	2007
	62Pa	10	2007
	7Pb	13	2007
	CDN-CM-27	3	2020
	CDN-CM-43	5	2020
	STD-1	33	2006
	STD-2	39	2006
	STD-3	33	2006

Sources: Summary by SRK based on CN_DH_Export_Database_8Sept2023.xlsx from Adventus

Due to the large number of standard samples used, SRK chose some CRMs with more than 3 samples to be statistically significant for verification. Detailed statistics and standard performance are presented in Table 11.4 to Table 11.7 and Figure 11.3 to Figure 11.5. The insertion rates of QAQC samples has varied significantly over the projects history, and no consistent standard (SRK recommend a minimum of 1 QAQC sample in 20 or 5%).

Table 11.4:     Selected CRM Results Summary for the Camp deposit

		Statistics	CDN-CM-43 (Au)	CDN-CM-27 (Au)	CDN-CM-28 (Au)
Project	Camp	Sample Count	105	105
Data Series	2019-2020	Expected Value	0.31	0.23
Data Type	Core Samples	Standard	0.04	0.02
		Deviation
Commodity	Au, Cu	Data Mean	0.29	0.23
Laboratory		Outside 2StdDev	19%	7%
Analytical Method		Below 2StdDev	17	2
Detection Limit		Above 2StdDev	3	5
		Statistics	CDN-CM-28 (Au)	CDN-CM-28 (Cu)
Project	Camp	Sample Count	41	42
Data Series	2019	Expected Value	1.38	1.36
Data Type	Core Samples	Standard Deviation	0.17	0.03
Commodity	Au, Cu	Data Mean	1.41	1.33
Laboratory		Outside 2StdDev	12%	2%
Analytical Method		Below 2StdDev	2	1
Detection Limit		Above 2StdDev	3	0
		Statistics	CDN-CM-27 (Au)	CDN-CM-27(Cu)
Project		Sample Count	132	134
Data Series	2019- 2020&2022	Expected Value	0.64	0.59

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		Statistics	CDN-CM-43 (Au)	CDN-CM-27 (Au)	CDN-CM-28 (Au)
Data Type	Core Samples	Standard Deviation	0.07	0.04
Commodity	Au, Cu	Data Mean	0.64	0.59
Laboratory		Outside 2StdDev	12%	5%
Analytical Method		Below 2StdDev	4	5
Detection Limit		Above 2StdDev	12	2
		Statistics	504c (Au)	504c (Ag)	504c (Cu)
Project		Sample Count	68	68	68
Data Series	2019-	Expected Value	1.48	4.22	1.11
	2020&2022
Data Type	Core Samples	Standard	0.09	0.58	0.27
		Deviation
Commodity	Au, Ag, Cu	Data Mean	1.45	4.36	1.09
Laboratory		Outside 2StdDev	3%	12%	4%
Analytical Method		Below 2StdDev	2	0	3
Detection Limit		Above 2StdDev	0	8	0
		Statistics	505 (Au)	505 (Ag)	505 (Cu)
Project		Sample Count	18	18	18
Data Series	2019- 2020&2022	Expected Value	0.56	1.53	0.32
Data Type	Core Samples	Standard	0.03	0.14	0.25
		Deviation
Commodity	Au, Ag, Cu	Data Mean	0.52	1.38	0.31
Laboratory		Outside 2StdDev	11%	28%	6%
Analytical Method		Below 2StdDev	2	4	1
Detection Limit		Above 2StdDev	0	1	0

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Figure 11.3:     Selected CRMs Performances for the Camp Deposit

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Table 11.5:     Selected CRM Results Summary for the Los Cuyes deposit

		Statistics	17Pb (Au)	7Pb (Au)	18Pb (Au)
Project	Los Cuyes	Sample Count	13	11	12
Data Series	2007	Expected Value	2.56	2.77	3.62
Data Type	Core Samples	Standard Deviation	0.23	0.11	0.14
Commodity	Au	Data Mean	2.61	2.74	3.54
Laboratory		Outside 2StdDev	0%	27%	25%
Analytical Method		Below 2StdDev	0	3	2
Detection Limit		Above 2StdDev	0	0	1
		Statistics	53P (Au)	53P (Cu)
Project		Sample Count	10	10
Data Series	2007	Expected Value	0.38	0.41
Data Type	Core Samples	Standard Deviation	0.04	0.01
Commodity	Au,Cu	Data Mean	0.38	0.41
Laboratory		Outside 2StdDev	0%	0%
Analytical Method		Below 2StdDev	0	0
Detection Limit		Above 2StdDev	0	0
		Statistics	504c (Au)	504c (Ag)	504c (Cu)
Project		Sample Count	70	74	73
Data Series	2020-2023	Expected Value	1.48	4.22	1.11
Data Type	Core Samples	Standard Deviation	0.09	0.58	0.77
Commodity	Au,Ag,Cu	Data Mean	1.42	4.02	1.07
Laboratory		Outside 2StdDev	16%	19%	10%
Analytical Method		Below 2StdDev	11	9	7
Detection Limit		Above 2StdDev	0	5	0
		Statistics	505 (Au)	505 (Ag)	505 (Cu)
Project		Sample Count	11	11	11
Data Series	2021-2022	Expected Value	0.56	1.53	0.32
Data Type	Core Samples	Standard Deviation	0.03	0.14	0.10
Commodity	Au,Ag,Cu	Data Mean	0.54	1.45	0.32
Laboratory		Outside 2StdDev	27%	18%	9%
Analytical Method		Below 2StdDev	3	2	0
Detection Limit		Above 2StdDev	0	0	1

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Figure 11.4:     Selected CRMs Performances for the Los Cuyes Deposit

61Pa (Ag)
(2007 Core Samples)
N = 13
Ag (gpt)
Expected Value
+2StdDev
-2StdDev
10.50
10.00
9.50
9.00
8.50
8.00
7.50
7.00
Ag (gpt)
22814
22983
23073
23163
23343
23526
23706
23886
24071
24265
24446
24631
24816
Samples

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Table 11.6:     Selected CRM Results Summary for the Soledad Deposit

		Statistics	7Pb (Au)	61Pa (Au)	62Pa (Au)
Project	Soledad	Sample Count	13	11	10
Data Series	2007	Expected Value	2.77	4.46	10.50
Data Type	Core Samples	Standard Deviation	0.11	0.70	0.66
Commodity	Au	Data Mean	2.72	4.48	9.72
Laboratory		Outside 2StdDev	8%	0%	60%
Analytical Method		Below 2StdDev	1	0	6
Detection Limit		Above 2StdDev	0	0	0
		Statistics	53P (Au)	17Pb (Au)	18Pb (Au)
Project		Sample Count	15	15	12
Data Series	2007	Expected Value	0.38	2.56	3.62
Data Type	Core Samples	Standard Deviation	0.04	0.23	0.14
Commodity	Au	Data Mean	0.45	2.45	3.54
Laboratory		Outside 2StdDev	33%	13%	25%
Analytical Method		Below 2StdDev	0	1	3
Detection Limit		Above 2StdDev	5	1	0
		Statistics	15g (Au)	15h (Au)	15Pc (Au)
Project		Sample Count	42	3	22
Data Series	2012	Expected Value	0.53	1.02	1.61
Data Type	Core Samples	Standard Deviation	0.05	0.05	0.09
Commodity	Au	Data Mean	0.74	1.00	0.97
Laboratory		Outside 2StdDev	62%	0%	100%
Analytical Method		Below 2StdDev	3	0	22
Detection Limit		Above 2StdDev	23	0	0
		Statistics	15Pa (Au)	2Pd (Au)
Project		Sample Count	22	5
Data Series	2007&2012	Expected Value	1.02	0.89
Data Type	Core Samples	Standard Deviation	0.05	0.06
Commodity	Au	Data Mean	0.97	0.89
Laboratory		Outside 2StdDev	23%	0%
Analytical Method		Below 2StdDev	5	0
Detection Limit		Above 2StdDev	0	0

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Figure 11.5:     Selected CRMs Performances for the Soledad Deposit

7Pb (Au)
(2007 Core Samples)
N = 13
Au (gpt)
3.20
3.10
3.00
2.90
2.80
2.70
2.60
2.50
2.40
24958
40205
40389
40609
40795
40975
41157
41337
41564
41837
42017
42180
42360
Samples
Au (gpt)
Expected Value
+2StdDev
-2StdDev

61Pa (Au)
(2007 Core Samples)
N = 11
Au (gpt)
6.00
5.50
5.00
4.50
4.00
3.50
3.00
25003
40250
40459
40654
40840
41020
41202
41609
41882
42062
42225
Samples
Au (gpt)
Expected Value
+2StdDev
-2StdDev

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Table 11.7:     Selected CRM Results Summary for the Enma Deposit

		Statistics	15Pc (Au)	17Pb (Au)	18Pb (Au)
Project	Enma	2	1	1	18
Data Series	2007	1.61	2.56	3.62	0.23
Data Type	Core Samples	0.09	0.23	0.14	0.01
Commodity	Au	1.28	2.64	3.59	0.22
Laboratory		50%	0%	0%	11%
Analytical Method		1	0	0	2
Detection Limit		0	0	0	0
		Statistics	15Pc (Au)	17Pb (Au)	18Pb (Au)
Project		Sample Count	2	1	1
Data Series	2007	Expected Value	1.61	2.56	3.62
Data Type	Core Samples	Standard Deviation	0.09	0.23	0.14
Commodity	Au	Data Mean	1.28	2.64	3.59
Laboratory		Outside 2StdDev	50%	0%	0%
Analytical Method		Below 2StdDev	1	0	0
Detection Limit		Above 2StdDev	0	0	0
		Statistics	7Pb (Au)
Project		Sample Count	1
Data Series	2007	Expected Value	2.77
Data Type	Core Samples	Standard Deviation	0.11
Commodity	Au	Data Mean	2.75
Laboratory		Outside 2StdDev	0%
Analytical Method		Below 2StdDev	0
Detection Limit		Above 2StdDev	0
		Statistics	504c (Au)	504c (Ag)	504c (Cu)
Project		Sample Count	1	1	1
Data Series	2021	Expected Value	1.48	4.22	1.11
Data Type	Core Samples	Standard Deviation	0.09	0.58	0.06
Commodity	Au,Ag,Cu	Data Mean	1.49	4.00	1.09
Laboratory		Outside 2StdDev	0%	0%	0%
Analytical Method		Below 2StdDev	0	0	0
Detection Limit		Above 2StdDev	0	0	0
		Statistics	CDN-CM-27 (Au)	CDN-CM-27(Cu)
Project		Sample Count	1	1
Data Series	2012	Expected Value	0.64	0.59
Data Type	Core Samples	Standard Deviation	0.07	0.03
Commodity	Au	Data Mean	0.62	0.58
Laboratory		Outside 2StdDev	0%	0%
Analytical Method		Below 2StdDev	0	0
Detection Limit		Above 2StdDev	0	0

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Blanks

Condor utilized six different types of blank material. The details of blanks submitted to the analytical laboratories are shown in Table 11.8 with control charts for Au shown in Figure 11.6. The Au results are representative of the other analysed variables and indicate that there is not regular between sample contamination during the sample preparation process.

Table 11.8:     Blanks Summary for the Condor Project

Area	QAQC_ID	QC Samples Number	In Use
Camp	Glass-LAC	536	2019-2020&2022
	22P	7	2007
Enma	BLK	157	2005-2007
	Glass-LAC	6	2021
	22b	22	2012
Los Cuyes	22P	81	2007
	BLK	235	2004-2007
	Glass-LAC	298	2020-2023
	22b	56	2012
Soledad	22P	99	2007
	BLK	147	2006-2007
	Glass-LAC	13	2020
	22b	18	2012
	22d	192	2013
Santa Barbara	22P	15	2008
	23a	229	2012-2013
	BLK	1	2008
	Glass-LAC	55	2017-2018

Figure 11.6:     Selected Blanks Performances Charts for Au

Camp	Enma

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Figure 11.6:     Selected Blanks Performances Charts for Au

Los Cuyes	Soledad

Duplicates

The Condor Project QAQC protocols include the insertion of field duplicates, coarse reject duplicates, and pulp duplicates. The summary of duplicates for the Condor Project is shown in Table 11.9.

The generally accepted criterion recommended by the QP are as follows:

■	Field duplicates: 80% samples should have a half absolute relative difference (HARD) less than 20%.

■	Coarse duplicates: 80% samples should have a HARD less than 20%.

■	Pulp duplicates: 90% samples should have a HARD less than 10%.

The Scatter and HARD plots of field duplicates, coarse duplicates and pulp duplicates for gold are presented from Figure 11.7 to Figure 11.9.

Table 11.9:     Duplicates Summary for the Condor Project

Area	QC Type	In Use	QC Samples Number
Camp	COARSE DUP	2019-2022	383
	FINE DUP	2019-2022	375
Enma	COARSE DUP	2005-2021	14
	FINE DUP	2021-2021	3
	COARSE DUP	2004-2023	512
Los Cuyes	FIELD DUP	2012	22
	FINE DUP	2020-2023	215
	COARSE DUP	2007-2020	14
Soledad	FIELD DUP	2012	56
	FINE DUP	2020	10

The coarse duplicates show relatively good repeatability in the following charts. There is a relatively low scatter round the deal correlation line, and the HARD plot shows that more than 80% of the pairs have a HARD value of less than 20%.

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Figure 11.7: Coarse Duplicates Scatter and HARD Plot for Gold

Scatter Plot of Au
Slope = 1.105
Error on slope = 0.011
Y axis Intercept = -0.022
Error on Y axis Intercept = 0.008
Corellation co-efficient = 0.98
Number of Pairs = 386
y = 1.105x -0.022
Duplicate Assay
Original Assay
Au_Scatter
RMA Line
Ideal Correlation
Upper 20% Limit
Lower 20% Limit

Half Absolute Relative Difference Plot
Half Absolute Relative Difference
30pt Moving Average of Au
Rank Percentile
HARD Value
EL_Rank
EL_HARD
Moving Average

The field duplicates show a lower repeatability than the coarse (crusher) duplicates. The coarse duplicates do not meet the expected precision defined by 8% of the pairs having a HARD value of less than 20%. This is an indication of a high nugget effect in the data.

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Figure 11.8: Field Duplicates Scatter and HARD Plot for Gold

Scatter Plot of Au
Slope = 0.837
Error on slope = 0.033
Y axis Intercept = 0.004
Error on Y axis Intercept = 0.01
Corellation co-efficient = 0.939
Number of Pairs = 78
y = 0.837x +0.004
Duplicate Assay
Original Assay
Au_Scatter
RMA Line
Ideal Correlation
Upper 20% Limit
Lower 20% Limit

Half Absolute Relative Difference Plot
Half Absolute Relative Difference
8pt Moving Average of Au
Rank Percentile
HARD Value
EL_Rank
EL_HARD
Moving Average

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The scatter plot shows good repeatability and low scatter in the scatter plot in Figure 11.9. While the HARD plot indicates that the expected precision is not achieved (90% of the pairs with a HARD value of less than 10%) the performance of the pulp duplicates is still considered acceptable for a deposit with coarse gold.

Figure 11.9: Pulp Duplicates Scatter and HARD Plot for the Gold

Scatter Plot of Au
Slope = 0.934
Error on slope = 0.005
Y axis Intercept = 0.02
Error on Y axis Intercept = 0.012
Corellation co-efficient = 0.995
Number of Pairs = 335
y = 0.934x + 0.02
Duplicate Assay
Original Assay
Au_Scatter
RMA Line
Ideal Correlation
Upper 10% Limit
Lower 10% Limit

Half Absolute Relative Difference Plot
Half Absolute Relative Difference
30pt Moving Average of Au
Rank Percentile
HARD Value
EL_Rank
EL_HARD
Moving Average

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Umpire Samples

There are only the umpire samples assay of Au in 2005 and Au assay of drill hole DCU-17B in 2011 for Los Cuyes Deposit are available. The performance is shown in Figure 11.10. For drill hole DCU-17B the correlation is generally good below 10 g/t. The ALS Chemex data appears to be reported to an upper limit of 10 g./t, and the over limit values are not reported.

Figure 11.10: Umpire Samples Scatter for the Los Cuyes Deposit

11.4	Recommendations and Conclusions

■	The QP is of the opinion that core sampling, logging and storage procedures are standardized, and that the analytical methods and processes generally comply with industry standards.

■	The exploration team at the Condor Project demonstrated competence with respect to the managing, assessment and correction of analytic QAQC data.

■	The bias observed in some lower grades may be as a result of the Laboratory lower detection limits.

■	There are insufficient samples to be statistically significant for the Enma deposit.

■	Overall, the QAQC monitoring program is consistent with common industry practice and demonstrates acceptable accuracy and precision for the analytical results.

SRK recommends that:

■	SVM revise their protocols so that QC samples are inserted using a systematic approach at a rate of 1 sample in every 20 samples (5%).

■	Continue to submit all QAQC samples (with no identification), so that the results are not known by the laboratory.

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■	Validate the QAQC datasets to enable consistent year-to-year reporting of results. Laboratory and Laboratory report IDs should also be fully populated in the assay and QAQC databases.

■	Address over limit issues with the umpire laboratory assays.

■	Submit at least 5% of drilling samples to a third-party umpire laboratory for check analysis on a regular basis.

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12	Mineral Processing and Metallurgical Testing
12.1	Introduction

The metallurgical testing was reviewed by Mr Lanliang Niu, a professional engineer with SRK CN with over 30 years’ experience in processing testing and studies, production management and technical consultancy service.

Plenge Laboratory in Lima, Peru and other laboratories conducted mineralogical studies and metallurgical tests on composite samples of the gold deposits of Condor Project. The list of reports is as follows:

■	Breccias - San Jose - Ecuador, Direct Cyaniding Metallurgical Testwork, May 2004, Goldmarca Mining Peru S.A.C.
■	San Jose Ore Evaluation Testwork, Condor Gold Project for Goldmarca Limited, May 2006, Independent Metallurgical Laboratories Pty Ltd.
■	Report of Investigation No. 18525, Condor Project Base Camp Samples Progress Report. dated July 24, 2020. Plenge Laboratory.
■	Report of Investigation No.18525-73-89, Progress Report, Luminex Condor North Project, Camp, Los Cuyes, Enma Samples, May 26, 2021, by C.H. Plenge & C.I.A. S.A. of Lima, Peru.
■	Report of Investigation No. 18702, Condor Project Los Cuyes West (High Grade, Low Grade), Breccia Pipe, dated August 29, 2023. Plenge Laboratory.

SRK reviewed these reports above and summarized the testing results in this section.

12.2	Los Cuyes West

Three composite samples known as Los Cuyes West low-grade ore, Los Cuyes West high-grade ore and Breccia Pipe ore were tested by Plenge Laboratory in August 2023. The tests and results are summarized below.

12.2.1	Head Assay and Mineral Composition

A representative split from each sample and the Master Composite (MC) formed by taking equal parts of each sample were assayed as shown in Table 12.1. Bulk mineralogy by powder XRD is shown in Table 12.2.

Quartz and muscovite represent roughly 80% of the siliceous gangue while pyrite represents the major sulphide gangue ranging from 5.3% for Los Cuyes West to 7.1% for Brecia Pipe. The zinc and lead sulphides are present as sphalerite (ZnS) and galena (PbS).

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Table 12.1:     Head Assays for Los Cuyes West and Breccia Pipe Samples

		Los Cuyes West		Breccia Pipe	Master
Element	Unit	Low Grade	High Grade	Mean Grade	Composite
Ag	g/t	12.0	41.7	11.4	21.7
Au1	g/t	0.738	3.797	1.110	1.882
Au2	g/t	0.712	3.499	1.006	1.739
Au Average	g/t	0.725	3.648	1.058	1.81
Cu	%	0.02	0.06	0.04	0.04
Pb	%	0.05	0.22	0.02	0.10
Zn	%	0.40	0.91	0.43	0.58
Fe	%	5.36	7.19	4.93	5.83
As	g/t	33	518	35	195
S total	%	3.11	5.42	3.22	3.92
C total	%	0.46	0.48	0.48	0.47

Source: Report of Investigation No.18702, August 29, 2023, Plenge Laboratory

Table 12.2:      Bulk Mineralogy by XRD for Los Cuyes West and Breccia Pipe Samples

	Distribution %
Mineral	Los Cuyes West
	Low Grade	High Grade	Breccia Pipe
Quartz	47.2	48.1	52.1
Muscovite	33.4	33.7	27.5
Chamosite	5.6	3.9	-
Pyrite	5.3	5.3	7.1
Illite	1.1	1.0	2.4
Sphalerite	0.7	0.7	1.4
Kaolinite	-	1.0	1.7
Alunite	-	-	1.2
Others	6.7	6.3	6.6
Total	100.0	100.0	100.0

Source: Report of Investigation No.18702, August 29, 2023, Plenge Laboratory

12.2.2	Gravity Concentration

An exploratory gravity concentration test was performed in a laboratory Falcon 4B centrifugal concentrator at a grind size of P80=210µm and the concentrate was cleaned once by panning yielding the results as shown in Table 12.3. The concentrate mass pull was 0.2% and the gold recovery is 14.9%. The test results suggest the presence of gravity recoverable gold.

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Table 12.3: Gravity Concentration for Master Composite of Los Cuyes and Breccia Pipe

Product	Yield %	Grad Ag	e, g/t Au	Recovery, % Ag	Au
Gravity Concentrate	0.20	549.5	134.3	5.2	14.9
Tail	99.8	20.1	1.53	94.8	85.1
Head calculated	100.0	21.2	1.79	100.0	100.0
Head assayed		21.7	1.81

Source: Report of Investigation No.18702, August 29, 2023, Plenge Laboratory

12.2.3	Cyanidation

Whole ore cyanidation (WOCN) and CIL were explored at 100% passing 10 Mesh (2mm) and P80=75µm at cyanide concentration of 1.0 g/L NaCN. The results are listed in Table 12.4 and shown in Figure 12.1 for gold dissolution rate and in Figure 12.2 for silver dissolution rate.

The highest gold extractions were achieved for Los Cuyes West High Grade at 94.5% followed Los Cuyes Low West grade at 91.1% and lastly for Breccia Pipe at 87.1%. The low silver extraction are expected due to the presence of silver sulphides. The gold extractions of CIL cyanide leach were a little bit higher than that of standard WOCN suggesting a slight preg-robbing effect.

Table 12.4: Whole Ore Cyanidation Results for Los Cuyes West and Breccia Pipe

								Reagent
		Head Calcd g/t		Residue g/t		Extraction[1] %		Consumption		NaCN Add
Size	Process							kg/t		kg/t
		Ag	Au	Ag	Au	Ag	Au	NaCN	CaO
Los Cuyes West (Low Grade)
100%-10M	STD	12.8	0.732	9.0	0.29	29.5	60.3	0.39	1.1	2.65
P80=75µm	STD	12.8	0.732	8.4	0.09	34.3	87.2	0.66	1.0	1.80
P80=75µm	CIL	12.1	0.740	7.9	0.07	34.4	91.1	1.25	1.0	1.97
Los Cuyes West (High Grade)
100%-10M	STD	41.4	3.900	29.4	1.51	29.0	61.3	1.01	1.5	3.64
P80=75µm	STD	42.2	3.829	25.8	0.36	39.0	90.5	1.35	1.3	2.21
P80=75µm	CIL	40.4	3.860	27.4	0.21	32.2	94.5	1.93	1.1	2.41
Breccia Pipe
100%-10M	STD	12.1	1.040	8.6	0.49	28.8	52.8	0.54	1.4	3.03
P80=75µm	STD	12.4	1.016	8.5	0.15	31.5	85.3	0.79	1.2	1.90
P80=75µm	CIL	10.8	1.011	7.1	0.13	34.2	87.1	1.56	1.0	2.15

Source: Report of Investigation No.18702, August 29, 2023, Plenge Laboratory

Notes: 1The extraction is calculated with respect to the head calculated.

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Figure 12.1: Gold Leach Curves of WOCN for Los Cuyes West and Breccia Pipe

Source: Report of Investigation No.18702, August 29, 2023, Plenge Laboratory

Figure 12.2: Silver Leach Curves of WOCN for Los Cuyes West and Breccia Pipe

Source: Report of Investigation No.18702, August 29, 2023, Plenge Laboratory

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12.2.4	Bulk Flotation

Under grind size of P80=75µm, for all bulk flotation tests were carried out. The results are listed in Table 12.5. High gold and silver recoveries are achieved indicating the ores are amenable to a flotation process.

Table 12.5:       Bulk Flotation Results for Los Cuyes West and Breccia Pipe

		Los Cuyes West
Parameter	Unit	Low Grade	High Grade	Breccia Pipe
Concentrate Mass Pull	%	9.8	15.1	11.3
	Ag g/t	118.5	248.0	102.0
	Au g/t	8.1	26.9	9.4
Concentrate Grade	Cu %	0.13	0.31	0.24
	Pb %	0.52	1.32	0.15
	Zn %	2.73	3.94	3.12
	S total %	26.0	29.7	26.0
	Ag %	83.9	86.8	95.0
	Au %	93.4	95.9	97.8
Recovery	Cu %	70.9	86.0	91.1
	Pb %	85.0	92.5	65.6
	Zn %	64.1	63.1	78.5
	S total %	83.3	83.0	96.2
	Ag g/t	2.5	6.7	0.7
	Au g/t	0.06	0.20	0.03
Tails Grade	Cu %	0.01	0.01	0.00
	Pb %	0.01	0.02	0.01
	Zn %	0.17	0.41	0.11
	S total %	0.57	1.08	0.13
	Ag g/t	13.9	43.0	12.2
	Au g/t	0.85	4.22	1.09
Head Grade (Calculated)	Cu %	0.02	0.05	0.03
	Pb %	0.06	0.21	0.03
	Zn %	0.42	0.94	0.45
	S total %	3.07	5.39	3.05

Source: Report of Investigation No.18702, August 29, 2023, Plenge Laboratory

12.2.5	Concentrate Cyanidation

CIL cyanide leach tests under intensive (10 g/L NaCN cyanide concentration) and standard (2.0 g/L NaCN cyanide concentration) conditions were carried out. The results are listed in Table 12.6 for intensive leach and in Table 12.7 for standard cyanide leach, respectively.

The results indicated both intensive and standard cyanidation can achieve a high gold extraction rate, and the sodium cyanide consumption was greatly reduced under mild conditions.

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The overall recoveries of bulk flotation and CIL of concentrate are shown in Table 12.8. The average recovery of the three samples is 37.3% for silver and 89.7% for gold.

Table 12.6:      Intensive CIL Cyanide Leach of Flotation Concentrate for Los Cuyes West and Breccia Pipe

				Recovery, %
Time hour	Los Cuyes West Low Grade			Los Cuyes West High Grade			Breccia Pipe
	Ag		Au	Ag		Au	Ag		Au
2	47.2		85.2	41.8		91.7	43.8		91.9
4	51.1		89.9	44.9		94.3	45.3		92.6
8	57.1		93.0	48.6		95.9	48.7		92.4
24	63.5		94.7	52.8		96.3	52.2		91.8
Head Grade, g/t	104.8		8.36	256.1		28.67	105.8		9.95
Residue Grade, g/t	38.3		0.44	121.0		1.07	50.6		0.81
NaCN Consumption, kg/t		9.46			14.90			16.45
Lime Consumption, kg/t		1.00			1.40			1.70
NaCN Add, kg/t		44.59			46.69			48.52

Source: Report of Investigation No.18702, August 29, 2023, Plenge Laboratory

Table 12.7:      Standard CIL Cyanide Leach of Flotation Concentrate for Los Cuyes West and Breccia Pipe

				Recovery, %
Time hour	Los Cuyes West Low Grade			Los Cuyes West High Grade			Breccia Pipe
	Ag		Au	Ag		Au	Ag		Au
1	19.9		51.9	28.3		79.8	29.3		53.8
2	26.2		83.3	32.3		93.5	33.9		68.4
4	31.3		85.2	35.9		95.6	37.7		82.8
8	35.5		89.1	39.0		96.2	39.6		87.8
24	41.8		93.1	42.5		96.8	41.9		91.1
Head Grade, g/t	118.5		8.08	247.6		26.88	102.3		9.40
Residue Grade, g/t	69.0		0.56	142.0		0.86	59.4		0.83
NaCN Consumption, kg/t		3.10			5.47			5.61
Lime Consumption, kg/t		1.80			1.70			1.70
NaCN Add, kg/t		9.24			9.72			9.69

Source: Report of Investigation No.18702, August 29, 2023, Plenge Laboratory

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Table 12.8:     Overall Recovery of Bulk Flotation and Concentrate Cyanidation for Los Cuyes West and Breccia Pipe

	Bulk Concentrate					Recovery, %				Reagent
Composites	Wt.	Ag	Au	Flotation		Cyanidation		Overall		Consumption
	%	g/t	g/t							kg/t
				Ag	Au	Ag	Au	Ag	Au	NaCN	CaO
LC West Low Grade	9.8	118.5	8.1	83.9	93.4	41.8	93.1	35.1	87.0	0.31	0.2
LC West High Grade	15.1	247.6	26.9	86.8	95.9	42.5	96.8	36.9	92.9	0.82	0.3
Breccia Pipe	11.3	102.3	9.4	95.0	97.8	41.9	91.1	39.8	89.1	0.63	0.2
Average				88.5	95.7	42.1	93.7	37.3	89.7	0.59	0.2

Source: Report of Investigation No.18702, August 29, 2023, Plenge Laboratory

12.2.6	Flotation of Cyanide Leached Bulk Concentrate for Recovery of Silver, Lead and Zinc

The flow diagram is shown in Figure 12.3. The bulk flotation was performed at grind size of P80=75µm. Intensive cyanidation was applied to the bulk concentrate. Sequential selective flotation of the cyanide leach residues was tested to obtain a lead-silver concentrate and a zinc concentrate. The results are summarized in Table 12.9.

The results show that the average recovery of the three samples by cyanidation denoted as bullion in the table was 49.0% for silver and 90.2% for gold, respectively.

The lead concentrate assayed 1,873 g/t silver and 20.45% lead at recoveries of 10.8% and 32.2% respectively which were calculated with respect to the original feed. The zinc content in lead concentrate was high at 13.1%, suggesting if the regrinding is applied to the bulk concentrate, both the lead grade of lead concentrate and the zinc recovery of zinc concentrate may be increased. The separation between lead and zinc in the lead flotation circuit can also be improved by applying appropriate depressants and collectors.

The average zinc concentrate contained 121 g/t silver and 47.4% zinc at recoveries of 2.53% for silver and 36.1% for zinc respectively. The mass pull for the lead and zinc concentrates were 0.13% and 0.45%, respectively. Gold assays are not available for the concentrates because of insufficient weight. The overall silver recovery was 62.4%.

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Figure 12.3: Flow Diagram for the Bulk Flotation-Cyanidation-Pb Flotation-Zn Flotation

Source: Report of Investigation No.18702, August 29, 2023, Plenge Laboratory

Table 12.9:     Results of Bulk Flotation-Cyanidation-Pb Flotation-Zn Flotation

Products	Weight %	Ag g/t	Au g/t	Assay Cu %	Pb %	Zn %	Ag	Au	Recovery % Cu	Pb	Zn
			Los Cuyes West (Low Grade)
Bulk Conc	10.2	104.8	8.40	0.13	0.39	2.57	85.7	95.2	75.3	81.6	58.5
Bullion[1]	-	-	-	-	-	-	54.4	90.2	-	-	-
Ag/Pb Conc	0.08	1,748	-	1.53	23.19	10.69	10.3	-	5.9	38.8	2.1
Zn Conc	0.31	127.8	-	0.95	0.90	49.00	2.9	-	14.2	5.8	36.7
Overall Recovery							64.7	90.2	5.9	38.8	36.7
			Los Cuyes West (High Grade)
Bulk Conc	13.9	256.1	28.67	0.30	1.25	4.77	87.4	95.0	84.6	83.9	71.9
Bullion[1]	-	-	-	-	-	-	46.1	91.5	-	-	-
Ag/Pb Conc	0.21	2,653	-	0.49	32.33	9.66	12.7	-	1.9	38.6	2.2
Zn Conc	0.67	161.3	-	1.24	0.94	45.18	2.5	-	15.1	3.6	32.6
Overall Recovery							58.8	91.5	1.9	38.6	32.6
				Breccia Pipe
Bulk Conc	10.5	105.8	9.95	0.29	0.21	3.35	89.3	96.8	68.2	67.2	73.5
Bullion[1]	-	-	-	-	-	-	46.6	88.9	-	-	-
Ag/Pb Conc	0.09	1,216	-	6.41	5.84	22.78	9.4	-	16.1	19.1	4.7
Zn Conc	0.37	73.0	-	0.94	0.17	48.00	2.2	-	9.3	2.2	39.1
Overall Recovery							56.0	88.9	16.1	19.1	39.1
			Average of the above 3 samples
Bulk Conc	11.5	165.9	17.01	0.25	0.68	3.69	87.5	95.7	76.0	77.6	68.0
Bullion1							49.0	90.2
Ag/Pb Conc	0.13	1,873		2.81	20.45	14.38	10.8		8.0	32.2	3.0
Zn Conc	0.45	120.7		1.04	0.67	47.39	2.53		12.9	3.9	36.1
Overall Recovery							59.8	90.2	8.0	32.2	36.1
Note: [1]Cyanide leach recovery against mill feed

Source: Report of Investigation No.18702, August 29, 2023, Plenge Laboratory

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12.2.7	Flotation of Whole Ore Cyanidation Residue

An exploratory batch flotation test on the MC cyanidation residue after detox was conducted and the result is listed in Table 12.10.

The metallurgical balance shows that it was feasible to obtain a bulk lead-copper concentrate assaying 650 g/t silver, 3.81 g/t gold, 5.88% copper and 16.2% lead with recoveries of 18.6% silver, 0.78% gold, 34.9% copper and 61.9% lead. The concentrate mass pull was 0. 1%.

Table 12.10:	Results of Whole Ore Cyanidation and Bulk Flotation of Cyanide Leached Residue of Los Cuyes Master Composite

	Wt		Grade (%)				Distribution (%)
Product	(%)	Au	Ag	Cu	Pb	Zn	Au	Ag	Cu	Pb	Zn
Bullion							87.1	49.4
Concentrate	0.1	3.81	650	5.88	16.2	0.49	0.78	18.6	34.9	61.9	0.6
3rd Clnr tail	1.5	0.1	11.8	0.31	0.2	0.18	0.21	3.6	19.5	8.9	2.2
2nd Clnr tail	4.1	0.04	1.2	0.03	0.03	0.16	0.26	1.0	5.3	3.4	5.4
1st Clnr tail	23.2	0.06	1.2	0.01	0.01	0.17	2.08	5.7	10.0	6.4	32.8
Tail	71.1	0.09	1.5	0.01	0.01	0.10	9.58	21.7	30.4	19.5	59
Head Calc	100	0.09	2.4	0.02	0.04	0.12	100	100	100	100	100
Head Assay		0.10	2.7		0.03	0.13

Source: Report of Investigation No.18525-73-89, Progress Report, May 26, 2021

12.3	Camp

Three composite samples of the Camp deposit referred as Low Grade, High Grade and Med Grade composites were tested by Plenge Laboratory in 2020. The tests and results are summarized below.

12.3.1	Head Assay and Mineral Composition

A representative split from each of the three samples and a Master Composite (MC), which was formed by taking equal parts from three samples, was assayed as shown in Table 12.11. The mineral composition is listed in Table 12.12. Like the Los Cuyes West deposit, the mineralized material from the Camp deposit is a sulfide ore suggesting bulk flotation is a suitable process to concentrate gold, silver and base metal minerals.

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Table 12.11: Head Assay Results of the Samples from the Camp Deposit

Element	Unit	Assays
		LOW Grade	MED Grade	HIGH Grade	Master Composite
Ag	g/t	14.0	10.5	60.3	29.3
Au1	g/t	1.73	5.05	6.07	4.75
Au2	g/t	1.70	5.60	6.67	3.80
Au average	g/t	1.72	5.33	6.37	4.28
Cu	%	0.024	0.029	0.072	0.039
Pb	%	0.07	0.03	0.39	0.18
Zn	%	0.70	0.71	1.54	0.98
Fe	%	4.44	4.19	5.82	5.37
As	g/t	129	178	272	NA
S total	%	3.52	2.48	7.04	4.20
S sulfide	%	3.11	2.02	6.33	3.60
C total	%	0.83	0.84	0.41	0.70
C organic	%	0.10	0.10	0.08	0.10

Source: Report of Investigation No.18525 (Base Camp Samples Progress Report), July 24, 2020, Plenge Laboratory

Table 12.12:     Bulk Mineralogy by XRD for the Samples from the Camp Deposit

Mineral	Distribution, %
	LOW Grade	MED Grade	HIGH Grade
Quartz	40.2	29.4	39.5
Muscovite	23.9	11.3	16.5
Orthoclase	6.2	12.1	5.8
Butlerite	6.1	2.7	4.5
Albite	1.3	15.7	3.2
Microcline	-	-	5.3
Pyrite	4.3	3.1	8.9
Anorthite	-	3.5	3.0
Labradorite	-		1.0
Chamosite	1.3	6.0	1.0
Actinolite	1.0	1.0	-
Sphalerite	1.1	1.1	2.4
Rhodonite	1.4		1.2
Phlogopite	3.0	1.2	1.0
Clinochlore	1.0	1.0	1.0
Calcite	2.3	3.2	-
Andesine	1.0	1.0	-
Kaolinite	-	1.7	-
N.D.	6.0	5.9	5.8
Total	100.0	100.0	100.0

Source: Report of Investigation No.18525 (Base Camp Samples Progress Report), July 24, 2020, Plenge Laboratory

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12.3.2	Gravity Concentration

Under the grind size of P80=210µm, a gravity concentration test by using a centrifugal concentrator and cyanidation tests on the gravity tails by WOCN and CIL in different grind sizes were carried out. The gravity concentration test results are listed in Table 12.13. The gravity concentration achieved a high- grade concentrate at a mass yield of 0.28%. The gold recovery was 35.2% at a concentrate grade of 600g/t. The result suggests that gravity concentration is applicable for the mineralized materials from the Camp deposit.

Table 12.13:     Gravity Concentration Result for the Master Composite of the Camp Deposit

Product	Wt., %	Assays, g/t	Distribution, %
		Ag	Au	Ag	Au
Gravity Concentrate	0.28	1,377	600	11.9	35.2
Gravity Tail	99.7	28.3	3.06	88.1	64.8
Head Calculated	100.0	32.0	4.71	100.0	100.0
Head Assay		29.3	4.48

Source: 1 Report of Investigation No.18525 (Base Camp Samples Progress Report), July 24, 2020, Plenge Laboratory

12.3.3	Cyanidation

Cyanide leach tests were conducted on the gravity concentrate. CIL cyanide leach tests were also conducted on the MC sample. The results are summarized in Table 12.14.

The grind size had a noticeable effect on the gold recovery for the gravity tails when the grind size was coarser than P80 75µm. There was no preg-robbing effect observed.

At grind size of P80=75µm, the gold leach extraction rate was high indicating the mineralized material from the Camp deposit was amenable to cyanidation.

WOCN result of the gravity concentrate achieved a high gold recovery, but the residue grade was still too high, and the silver recovery was low.

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Table 12.14:     Results of Gravity Tails Cyanidation for the Camp Deposit

Feed Material	Cyanidation Method[1]	Grind Size	Head Assay g/t		Residue Assay g/t		Extraction %		Consumption kg/t
		P80	Ag	Au	Ag	Au	Ag	Au	NaCN	Lime
	WOC	210	27.0	2.9	17.4	0.341	35.6	88.2	0.7	0.4
	WOC	75	22.6	2.51	13.9	0.118	38.3	95.3	0.9	0.8
Gravity Tails	CIL	210	21.7	2.93	15.4	0.322	29.1	89.0	0.8	0.4
	CIL	150	25.3	3.06	16.1	0.225	36.3	92.6	0.6	2.1
	CIL	75	25.3	2.59	17.9	0.127	29.2	95.1	1.0	0.4
Gravity Conc.	WOC	210	1299	571	525.7	1.646	59.5	99.7	16.9	0.8
	CIL	75	31.6	4.48	17.8	0.126	43.5	97.2	1.3	0.4
Feed	CIL	53	31.1	4.31	17.4	0.092	44.0	97.9	1.1	0.9
	CIL	38	31.4	4.36	16.6	0.112	47.1	97.4	1.1	0.9

Note:1 Standard cyanidation: NaCN concentration=0.1%, pulp density=40%, leach time=24 hours, pH=11

Source: Report of Investigation No.18525 (Base Camp Samples Progress Report), July 24, 2020, Plenge Laboratory

The whole ore direct cyanidation (WOCN) tests were conducted on three Camp samples in 2021. Under the grind size of P80=75µm and 24 hours of cyanide leach time, the WOCN and CIL cyanide leach results are listed in Table 12.15.

Table 12.15:	Test Results of the Whole Ore Cyanide Leach (WOCN) and CIL Cyanide Leach for the Camp Composite samples

Cyanidation Method	Sample	Head Grade (g/t)		Residue Grade (g/)		Extraction (%)	Reagent Consumption (kg/t)
		Au	Ag	Au	Ag	Au	Ag	NaCN	CaO
	Low Grade	1.70	19.9	0.14	10.1	91.8	49.5	0.80	0.7
WOCN	Med Grade	4.69	12.6	0.16	7.1	96.5	43.3	0.70	0.7
	High Grade	7.54	64.9	0.30	36.7	96.0	43.3	1.08	0.7
	Low Grade	1.77	21.9	0.14	12.8	92.1	41.5	0.98	0.7
CIL	Med Grade	4.18	11.8	0.08	7.1	98.0	39.7	0.79	0.7
	High Grade	8.14	60.6	0.25	31.2	97.0	48.5	1.07	0.7

Source: Metallurgical Investigation No 18525-73-89 Progress Report, May 26, 2021, Plenge Laboratory

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12.3.4	Bulk Flotation

Bulk flotation tests on the gravity tails and the feed sample under different grind sizes were carried out. The bulk flotation is an “all sulfides flotation” aiming to float all sulfide minerals and precious metals to obtain a mixed concentrate. The results are summarized in Table 12.16. The bulk flotation achieved good results at all the grind sizes with the concentrate mass pull from 15.5% to 17.7% for gravity tails and 14.4% for the feed sample.

A set of tests for the Design of Experiment (DOE) were conducted to explore the gravity concentration, flotation feed grind size and flotation pulp density (% solid). The results are summarized in Table 12.17. High recoveries were achieved under all the tested grind sizes, but the concentrate recovery/mass pull was somewhat inverse to the grind size. Gravity concentration had a minor contribution to the overall recovery.

Table 12.16:	Bulk Flotation of the Gravity Tails and the Feed Sample for the Camp Deposit

Feed Material	Grind Size P80µm	Concentrate						Recovery, %
		Wt. %	Ag g/t	Au g/t	Pb %	Zn %	Stotal %	Ag	Au	Pb	Zn	Stotal
Gravity Tails	150	16.0	178	18.1	0.6	5.4	21.8	96.3	96.9	92.5	83.9	97.2
	106	15.5	164	19.3	0.6	5.3	22.5	96.3	98.3	92.2	83.0	96.9
	75	17.7	143	16.5	0.6	4.7	19.7	96.4	98.1	92.4	88.5	97.7
Feed Sample	150	14.4	187	32.1	1.0	5.6	25.9	96.3	98.5	94.5	78.8	96.8

Source: Report of Investigation No.18525 (Base Camp Samples Progress Report), July 24, 2020, Plenge Laboratory

Table 12.17: Bulk Flotation of the Design of Experiment for the Camp Deposit

Factor					Response
Run	Feed Size P80 µm	% Solids	Gravity	Tail Au g/t	Flotation Recovery %				Wt. %	Viscosity cp
					Au	Ag	Pb	Zn
1	150	32.4	Yes	0.087	98.0	98.9	91.8	90.0	14.9	1.6
2	139	35.3	Yes	0.083	98.1	98.8	92.1	95.1	16.0	1.8
3	150	38.3	No	0.096	97.8	98.8	93.8	90.5	18.4	2.1
4	150	32.9	Yes	0.081	98.2	98.8	92.2	94.5	16.4	1.6
5	99	37.5	Yes	0.045	99.0	98.8	92.5	97.7	23.2	2.4
6	74	38.3	No	0.047	98.9	98.9	94.5	98.5	24.1	2.8
7	150	30.3	No	0.081	98.2	98.8	93.9	88.6	16.3	1.5
8	74	30.6	No	0.040	99.1	98.8	94.0	98.4	18.0	2.0
9	112	35.9	No	0.085	98.1	99.0	94.4	97.7	21.4	1.9
10	74	34.2	Yes	0.055	98.8	98.9	92.4	96.1	18.3	2.0

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	Factor				Response
	Feed Size			Tail	Flotation Recovery %					Viscosity
Run	P80 µm	% Solids	Gravity	Au g/t	Au	Ag	Pb	Zn	Wt. %	cp
11	112	31.8	No	0.055	98.8	98.9	94.1	98.3	18.2	1.7
12	74	30.2	Yes	0.035	99.2	98.8	92.1	96.9	19.2	1.9
13	99	37.4	Yes	0.058	98.7	99.0	92.7	96.2	21.6	2.4
14	116	31.0	Yes	0.071	98.4	98.9	92.1	94.4	16.5	1.6
15	150	38.2	No	0.122	97.3	98.9	94.3	89.7	17.4	2.1
16	150	30.1	No	0.083	98.1	98.8	93.8	97.6	16.1	1.5
17	74	30.4	No	0.046	99.0	98.9	93.6	98.4	20.1	1.9

Source: Report of Investigation No.18525 (Base Camp Samples Progress Report), July 24, 2020, Plenge Laboratory

12.3.5	Concentrate Cyanidation

The bulk flotation recovered a mixed concentrates with all the sulfide minerals and precious metals. The results of cyanide leach of these bulk concentrates are summarized in Table 12.18. The bulk concentrates came from different flotation tests without regrinding.

The gold recovery was satisfactory at grind size less than P80=125µm, except silver. The remaining silver and gold will be recovered into the lead concentrate and zinc concentrate during the subsequential lead and zinc sequential selective flotation. Generally, the finer the grind size, the higher the gold recovery. More testing should be carried out to determine the optimal grind size considering sequential selective lead and zinc flotation.

Table 12.18: Cyanidation of the Bulk Flotation Concentrate for the Base Camp

Grind Size	Head Assay g/t		Residue Assay g/t		Extraction %		Consumption kg/t
P80 µm	Ag	Au	Ag	Au	Ag	Au	NaCN	Lime
180	144	16.5	68.3	1.22	52.5	92.6	4.64	0.6
150	149	17.2	70.0	1.07	53.0	93.8	4.31	0.8
125	148	16.4	68.7	0.82	53.5	95.0	4.72	0.5
106	147	16.3	73.7	0.86	49.8	94.7	4.48	0.6
Average	147	16.6	70.2	0.99	52.2	94.0	4.54	0.63

Source: Report of Investigation No.18525 (Base Camp Samples Progress Report), July 24, 2020, Plenge Laboratory

12.3.6	Lead and Zinc Flotation of the Cyanide Leached Bulk Concentrate

The preliminary lead and zinc sequential selective flotation tests were conducted for the cyanide leached bulk concentrate under different grind size and different reagent regimes. The flow diagram is shown as Figure 12.3 on a previous page. The results are summarized in Table 12.19. The results show that the saleable lead concentrate and zinc concentrate were likely produced. Detailed optimization tests are recommended.

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Table 12.19:     Lead and Zinc Flotation of the Cyanide Leached Bulk Concentrate for the Camp Deposit

Grind Size		Wt.	Ag	Assay Au	Pb	Zn	Distribution[1]%
P80 µm	Product	%	g/t	g/t	%	%	Ag	Au	Pb	Zn
106	Pb Conc.	0.3	3,324	1.01	52.4	3.86	6.7	0.01	24.8	0.2
	Zn Conc.	1.0	317	0.83	4.28	2.32	2.4	0.05	7.7	0.5
125	Pb Conc.	0.3	2,472	1.01	42.9	6.56	4.4	0.01	18.6	0.3
	Zn Conc.	3.2	417	1.98	4.18	40.3	9.0	0.26	21.7	24.1
150	Pb Conc.	0.3	2,405	1.17	39.1	23.7	4.6	0.01	18.5	1.3
	Zn Conc.	0.7	169	5.75	2.34	1.62	0.9	0.15	3.0	0.2
180	Pb Conc.	0.3	1,513	0.76	29.4	3.31	3.5	0.01	16.9	0.2
	Zn Conc.	5.4	268	3.19	2.32	47.8	9.9	0.63	21.3	55.4

Note: 1Distribution based on Gravity Feed. Lead and zinc in gravity concentrate taken as negligible.

Source: Report of Investigation No.18525 (Base Camp Samples Progress Report), July 24, 2020, Plenge Laboratory

12.3.7	Sequential Selective Flotation of the Whole Ore Cyanide Leach Residue

An exploratory flotation test on the MC cyanidation residue after detox was conducted and the result is listed in Table 12.20.

The metallurgical balance shows that it was feasible to produce a lead concentrate containing 3,348 g/t silver, 3.28 g/t gold and 44.2% lead with recoveries of 12.3% for silver, 0.08% for gold and 38.1% for lead. The concentrate mass pull was 0.1%.

A zinc concentrate was also produced, which contained 219 g/t silver, 2.5 g/t gold and 45.3 % zinc with recoveries of 8.7% for silver, 0.68% for gold and 59.7 for zinc. The concentrate mass pull was 1.3%. This flotation test was operated in an open circuit and the performance is expected to improve in a closed circuit.

Table 12.20:	Results of the Whole Ore Cyanidation and Flotation of the Cyanide Leach Residue for the Camp Master Composite

Product	Wt (%)	Grade (%)					Distribution (%)
		Au	Ag	Cu	Pb	Zn	Au	Ag	Cu	Pb	Zn
Bullion							95.7	44.6
Pb Concentrate	0.1	3.28	3348	0.80	44.2	20.0	0.08	12.3	2.6	38.1	2.4
3rd Cleaner tail Pb	0.4	1.94	1292	1.09	11.0	41.5	0.15	15.2	11.2	30.4	16.2
2nd Cleaner tail Pb	0.4	1.02	288.0	0.71	2.30	37.9	0.08	3.4	7.4	6.3	15.0
Zn Concentrate	1.3	2.52	219	1.37	1.00	45.3	0.68	8.7	47.7	9.3	59.7
3rd Cleaner tail Zn	0.5	0.53	48	0.08	0.39	1.07	0.05	0.7	1.0	1.3	0.5
2nd Cleaner tail Zn	2.0	0.46	32	0.04	0.21	0.47	0.18	1.9	2.1	2.9	0.9
1st Cleaner tail Zn	12.1	0.55	24	0.02	0.07	0.24	1.35	8.8	6.3	5.9	2.9
Tail	83.2	0.10	1.8	0.01	0.01	0.03	1.70	4.5	21.7	5.8	2.5
Head Calc	100	0.21	18.6	0.04	0.14	1.01	100	100	100	100	100
Head Assay		0.201	18.0	0.04	0.18	0.98

Source: Report of Investigation No.18525-73-89, Progress Report, May 26, 2021

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12.4	Soledad

12.4.1	Direct Cyanidation

San Jose is part of the Soledad deposit. A composite sample of San Jose was tested by direct cyanidation (WOCN) at two different grind sizes in 2004. A fine grind size and a long leaching time were applied to the WOCN tests. The results are shown in Table 12.21.

Gold extraction of 91.6% to 98.3% were achieved, indicating the WOCN process is suitable for the ore from San Jose deposit.

Table 12.21:     WOCN Test Results of San Jose Sample

	Residence	Head Grade		Residue Grade		Extraction		Reagent Consumption
Grind Size	Time	(g/t)		(g/)		(%)		(kg/t)
	(h)	Au	Ag	Au	Ag	Au	Ag	NaCN	CaO
P90=75µ	72	2.27	26.72	0.19	4.81	91.6	82.0	2.04	3.44
P100=75µ	96	1.94	29.91	0.033	4.20	98.3	86.0	2.10	5.69

Source: Breccias -Sanjose-Ecuador Direct Cyaniding Metallurgical Testwork, May 2004

Another composite sample was tested using WOCN and CIL processes under grind size of P80=106µm. The gold extractions were low as shown in Table 12.22. Compared with the result above, the grind size may be the controlling factor of gold extraction.

Table 12.22:     Cyanidation Results of the San Jose Composite Sample

		Head Grade		Residue Grade		Extraction		Reagent Consumption
Grind Size	Time	(g/t)		(g/)		(%)		(kg/t)
	(h)	Au	Ag	Au	Ag	Au	Ag	NaCN	CaO
WOCN	48	4.17	8.81	1.14	5.0	72.6	43.3	1.64	6.6
CIL	48	3.97	6.70	1.45	4.0	63.4	40.3	1.53	6.1

Source: San Jose Ore Evaluation Testwork, May 2006, Independent Metallurgical Laboratories Pty Ltd.

12.4.2	Bulk Flotation Followed By Gravity Concentration And Cyanidation Process Options

A bulk flotation test was carried out at grind size of P80=500µm by using Potassium Amyl Xanthate (PAX) as the collector.

The flotation concentrate was leached by intensive cyanidation at the original grind size of P80=500µm and then the leach residue was reground to P80=106µm for the secondary step of intensive cyanidation. The flotation tail was subject to standard whole ore cyanidation after regrinding to P80=106µm.

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The test flowsheet is shown in Figure 12.4. The flotation result is presented in Table 12.23. The gold, silver and sulphide minerals were enriched in the concentrate, but the gold grade was low. The gold recovery was 72.8% leaving the tails grade high at 1.44g/t. The results are summarized in Table 12.24. The overall gold recovery was 80.7%.

Figure 12.4:     Flowsheet of Bulk Flotation at Coarse Grind Size and Cyanide leach of Bulk Concentrate

Source: SRK based on the metallurgical test report

Table 12.23:     Bulk Flotation Test Result of a San Jose Composite Sample

	Wt	Grade (g/t)		Grade (%)			Distribution (%)
Product	(%)	Au	Ag	Cu	Pb	Zn	S	Au	Ag	Cu	Pb	Zn	S
Bulk Concentrate	16.05	20.15	32	0.117	0.023	2.61	41.2	72.8	67.1	61.5	46.8	92.1	81.00
Flot Tails	83.95	1.44	3	0.014	0.005	0.04	1.85	27.2	32.9	38.5	53.2	7.9	19.0
Calc Head	100.0	4.44	8	0.03	0.008	0.45	8.16	100.0	100.0	100.0	100.0	100.0	100.0
Assay Head		4.36	9	0.02	0.009	0.53	8.11

Source: San Jose Ore Evaluation Testwork, May 2006, Independent Metallurgical Laboratories Pty Ltd.

Table 12.24:     Summary Results of Bulk Flotation and Cyanide Leach of the Bulk Concentrate

Flotation with Leaching of Float Conc with Subsequent Regrinding and Leaching of Float Tail @ P80=106µm	Au Distribution (%)	Au Extraction (%)
Float Conc Au Distribution	72.8
Float Conc Leach @ P80=500µm Au Extraction		52.6
Float Conc Releach @ P80=106µm Au Extraction		10.3
Float Conc Releach Residue Au Distribution	9.9
Float Tails Au Distribution	27.2
Float Tail Leach @ P80=106µm Au Extraction		17.8
Float Tail Leach @ P80=106µm Au Distribution	9.4
Overall Au Recovery		80.7

Source: San Jose Ore Evaluation Testwork, May 2006, Independent Metallurgical Laboratories Pty Ltd.

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Because gold recovery from cyanide leach of the flotation tails was low, a gravity concentration test was conducted by using a Knelson centrifugal concentrator on the flotation tails after regrinding to P80=106µm.

Cyanidation tests on the gravity concentrate and the combined concentrate cyanide leach residue and gravity tails were conducted. The results are summarized in Table 12.25. The overall gold recovery raised to 88.2%.

Table 12.25:     Summary Results of Bulk Flotation, and Gravity Concentration and Cyanidation

Bulk Flotation Followed by Cyanide Leaching of Float Conc and Subsequent Regrinding + Gravity Separation +Leaching of Float	Au Distribution	Au Extraction
Tail @ P80=106µm	(%)	(%)
Float Conc Au Distribution	72.8
Float Conc Leach @ P80=500µm Au Extraction		52.6
Float Conc Releach @ P80=106µm Au Extraction		10.3
Float Conc Releach Residue Au Distribution	9.9
Float Tails Au Distribution	27.2
Gravity Conc Intensive Leach Au Extraction		16.6
Au Extraction from Conc Leach Residue + Gravity Tail		8.7
Conc Leach Residue + Gravity Tail Releach Residue Au Distribution	1.9
Overall Au Recovery		88.2

Source: San Jose Ore Evaluation Test work, May 2006, Independent Metallurgical Laboratories Pty Ltd.

12.4.3	Multi-Stage Gravity Concentration Followed By Cyanidation Options

The gravity concentration test work completed on the San Jose composite sample involved an initial gravity (Knelson) concentration step at a grind size of 80% passing 500µm (P80=500µm) with the tails being subjected to further gravity concentrating after regrinding to P80=250µm and P80=106µm. Each gravity concentrate produced was intensively leached with cyanide with the final tails from each grind size given a standard cyanide leach. The test flowsheet is shown in Figure 12.5. Results are summarised in Table 12.26. The final results are presented in Table 12.27. The overall gold extraction was 92.1%.

Table 12.26: Results of Multi-Stage Gravity Concentration and Cyanidation Tests

Operation	Product	Wt	Grade (g/t)		Recovery (%)
		(%)	Au	Ag	Au	Ag
	Concentrate	1.8	61.2	48.0	25.7	9.8
Gravity Concentration@ P80=500µm	Tails	98.2	3.30	8.3	74.3	90.2
	Head	100.0	4.36	9.0	100.0	100.0
Intensive Leach of Gravity Conc	PLS				90.0	65.0
@P80=500µm	Residue		6.15	17.0	10.0	35.0
	Calc Head		61.2	48.0	100.0	100.0
Combined Residue & Gravity Tails	PLS				61.0	41.0
Leach @ P80=250µm	Residue		1.64	5.0	39.0	59.0
	Calc Head		4.21	8.5	100.0	100.0

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Operation	Product	Wt	Grade (g/t)		Recovery (%)
		(%)	Au	Ag	Au	Ag
	Concentrate	9.1	18.8	20.8	44.6	26.0
Gravity Concentration @ P80=250µm	Tails	90.9	2.33	6.0	55.4	74.0
	Head	100.0	3.82	7.34	100.0	100.0
Intensive Leach of Gravity Conc	PLS				86.1	52.0
@P80=250µm	Residue		2.61	10.0	13.9	48.0
	Calc Head		18.8	20.8	100.0	100.0
Combined Residue & Gravity Tails	PLS				73.0	50.0
Leach @ P80=106µm	Residue		0.63	3.0	27.0	50.0
	Calc Head		2.33	6.0	100.0	100.0
Gravity Concentration	Concentrate	8.9	21.6	29.0	61.7	36.0
@ P80=106µm	Tails	91.1	1.32	5.0	38.3	64.0
	Head	100.0	3.14	7.2	100.0	100.0
Intensive Leach of Gravity Conc	PLS				87.1	42.0
@P80=106µm	Residue		2.78	17.0	12.9	58.0
	Calc Head		21.6	29.0	100.0	100.0
Leach of Final Gravity Tails	PLS				77.9	NA
@ P80=106µm	Residue		0.32	<3	22.1	NA
	Calc Head		1.45	NA	100.0	100.0

Source: San Jose Ore Evaluation Testwork, May 2006, Independent Metallurgical Laboratories Pty Ltd.

Figure 12.5:     Multi-Stage Gravity Concentration and Cyanidation Test Flowsheet

Source: SRK based on the metallurgical test report

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Table 12.27:     Overall Results of Multi-stage Gravity Concentration and Cyanidation

Multi-Stage Gravity Concentration and Cyanidation of Gravity	Au Distribution	Au Extraction
Products	(%)	(%)
Primary Gravity Conc @ P80=500µm Au Recovery	25.7
Primary Gravity Conc @ P80=500µm Au Extraction		23.1
Primary Gravity Conc Leach Residue Au Distribution	2.6
Primary Gravity Tail @ P80=500µm Au Distribution	74.3
Primary Gravity Tail plus Conc Leach Residue Au Distribution	76.9
Secondary Gravity Conc @ P80=106µm Au Recovery	47.4
Secondary Gravity Conc Intensive Leach Au Extraction		41.3
Secondary Gravity Tail plus Conc Leach Au Distribution	35.6
Secondary Gravity Tail plus Conc Leach Au Extraction		27.7
Secondary Gravity Tail plus Conc Leach Residue Au Distribution	7.9
Overall Au Recovery		92.1

Source: San Jose Ore Evaluation Testwork, May 2006, Independent Metallurgical Laboratories Pty Ltd.

12.5	Enma

12.5.1	Sample and Head Assay

The test sample was a composite of the core intervals of the drill hole ENMT21-01 from the Enma deposit. The head assay results are shown in Table 12.28. The average gold grade was 0.90 g/t, and the content of copper, lead, and zinc were low, while the sulphur content was high indicating high pyrite content.

Table 12.28:     Head Assay Result of Enma Master Composite

Element	Au1 (g/t)	Au2 (g/t)	Ag (g/t)	Cu	Fe
Content (%)	0.92	0.89	36.6	0.078	6.63
Element	Pb	Zn	As(ppm)	Ssulfide	Corganic
Content (%)	0.05	0.25	296	6.08	<0.01

Source: Report of Investigation No.18525-73-89, Progress Report

12.5.2	Whole Ore Cyanidation

The results of WOCN in bottle roll tests at two different grind sizes are listed in Table 12.29. The gold extraction was 74.2% at the grind size of P80=75µm and 76.4% at the grind size of P80=45 µm.

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Table 12.29:     Whole Ore Cyanidation Results of the Enma MC Sample

P80 (μm)	Time (h)	Head Grade (g/t)		Residue Grade (g/)		Extraction (%)		Reagent Consumption (kg/t)
		Au	Ag	Au	Ag	Au	Ag	NaCN	CaO
75	24	0.97	36.8	0.25	11.8	74.2	67.9	0.7	0.6
45	48	0.98	35.2	0.23	10.3	76.4	70.7	1.6	1.0

Source: Report of Investigation No.18525-73-89, Progress Report

12.5.3	Gravity Concentration and Cyanide Leach of Gravity Concentrate

The gravity concentration test at grind size of P80=210 µm for the Enma MC sample achieved 5.2% gold recovery (Table 12.30).

Table 12.30:     Results of Gravity Concentration of the Enma MC Sample

Product	Yield (%)	Head Grade (g/t)		Distribution (%)
		Au	Ag	Au	Ag
Gravity Concentrate	0.32	16.4	284	5.2	2.5
Tail	99.68	0.94	34.6	94.8	97.5
Head Calc	100.00	0.99	35.4	100.0	100.0
Head Assay		0.85	36.6

Source: Report of Investigation No.18525-73-89, Progress Report

The WOCN in bottle roll tests for the gravity concentrate and tails (tail was reground to P80=75 µm) were carried out, and the results are listed in Table 12.31. The overall gold extraction was 71.5%, lower than the direct WOCN gold extraction of the Enma MC sample. The low gravity recovery and low overall gold extraction indicate that the gravity concentration is not suitable for the Enma ore.

Table 12.31:     Results of Gravity Concentration-Cyanidation of the Enma MC Sample

Description	P80 (μm)	Time (h)	Head Grade (g/t)		Residue Grade (g/)		Extraction (%)		Reagent Consumption (kg/t)
			Au	Ag	Au	Ag	Au	Ag	NaCN	CaO
Gravity Concentrate	210	24	16.0	284	2.81	110	82.8	61.3	13.2	0.5
Gravity Tail	75	24	0.94	34.6	0.27	11.4	70.9	67.1	0.8	0.6
Overall Extraction							71.5	67.0	0.84	0.60

Source: Report of Investigation No.18525-73-89, Progress Report

12.5.4	Grindability

The grindability of the mineralized material from Camp, Los Cuyes and Enma deposits are summarized in Table 12.32. The BBWi is Bond Ball Mill Work Index. The higher value indicates the harder grindability.

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The A*b and SCSE are other indexes of grindability related to SAG mill grinding. The lower value of A*b and the higher value of the SCSE imply harder rock. Generally, the ore hardness of these three deposits is in a medium range.

Table 12.32: Summary of Ore Grindability

		Camp			Los Cuyes
Description	Unit	Low	Medium	High	Low	Medium	High	Enma
		Grade	Grade	Grade	Grade	Grade	Grade
F80	µm	1,652	1,661	1,615	2,190	2,174	2,167	1,967
P80	µm	119	120	119	118	118	118	119
Mesh Size	µm	150	150	150	150	150	150	150
BBWi	KWh/t	14.2	16.6	13.8	13.3	12.2	12.1	11.7
A					68.0	68.2	64.1	63.7
b					0.70	0.80	1.07	1.27
A*b					47.6	54.6	68.6	80.9
SCSE	KWh/t				8.99	8.49	7.77	7.45
Specific Gravity (SG)					2.58	2.56	2.56	2.79
Abrasion Index (Ai)	g				0.1049	0.0872	0.0720	0.0886

Source: multi metallurgical test reports

12.6	Conclusion and Recommendation

The valuable minerals of the Los Cuyes deposit (Los Cuyes West and Breccia Pipe) are gold, silver, sphalerite, galena and minor copper minerals. The responses to cyanidation and bulk flotation and bulk concentrate cyanidation are good for gold extraction, but silver extraction is poor for the bulk concentrate cyanidation. The process of bulk flotation and concentrate cyanidation achieved average gold recovery 89.7% and silver recovery 37.3%. The sequential selective flotation of the cyanide residue of bulk concentrate produced two valuable products: (1) a saleable zinc concentrate and (2) a lead concentrate containing a high-level silver. Detailed sequential selective flotation investigations on the cyanide leached bulk concentrate are recommended to produce the marketable lead concentrate and zinc concentrate.

The samples from the Camp deposit had a similar metallurgical behaviour to those samples from the Los Cuyes deposit. The gold, silver, lead and zinc respond well to the bulk flotation. The overall recovery of bulk flotation followed by concentrate cyanidation were 94% for gold and 50% for silver. Sequential selective flotations of the cyanide leached bulk concentrate likely produced a saleable lead/silver concentrate and a saleable zinc concentrate, but their recoveries were very low. Additionally, gravity concentration should be suitable for the Camp deposit considering the high-grade gold and silver in the gravity concentrate. Detailed sequential selective flotation investigations on the cyanide leached bulk concentrate are recommended to produce the marketable suitable lead concentrate and zinc concentrate.

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The gold cyanidation extraction from cyanide leach of the San Jose sample was significantly influenced by grind size. Fine grind size can result in higher gold and silver extractions. For the sample with 2.72 g/t gold and 26.7 g/t silver, under the conditions of grind of P90=75 µm, and cyanide leach retention time of 72 hours, the gold and silver extractions reached 91.6% and 82.0%, respectively. The San Jose sample contained a high sulfur content (pyrite). Flotation can enrich gold, silver, and sulfide minerals; however, the grind size used in the bulk flotation tests was too coarse (P80=500 µm), resulting in the low concentrate grades and recovery, and failing to produce marketable copper, lead, silver, or zinc concentrates. SRK recommends conducting the detailed bulk flotation tests, cyanide leach tests of the bulk flotation concentrate, and flotation tests of the cyanide leached bulk concentrate for silver, lead, and zinc. SRK anticipates that adopting a bulk flotation, cyanide leach of bulk concentrate and sequential selective flotation of the cyanide leached bulk concentrate will produce gold and silver bullion and also the marketable silver/lead and zinc concentrates.

The cyanide leach tests were conducted on an Enma ore sample which contained 0.97 g/t gold and 36.8 g/t silver. Under the operating conditions of grind size of P80=75 µm, and cyanide leach retention time of 24 hours, the gold and silver extractions reached 74.2% and 67.9%, respectively. Similar to the San Jose sample, the Enma sample had a high sulphur content (pyrite) and contained small amounts of copper, lead, and zinc. However, the flotation tests have not been conducted. It is recommended to conduct tests by following the flowsheet of the "bulk flotation-concentrate cyanidation-cyanidation tailings sequential selective flotation process" to reduce cyanide leach operating costs and to produce the marketable silver/lead and zinc concentrates.

The process of the whole ore cyanidation followed by flotation recovers extra gold and silver and probably produces a lead/silver concentrate and a zinc concentrate. The process cost is higher compared to the process of flotation and then concentrate cyanidation. Further metallurgical testwork is recommended to produce the marketable silver/lead concentrate and zinc concentrate.

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13	Mineral Resource Estimates

13.1	Introduction

The Condor Project comprises several deposits, however this section only focuses on the Camp, Los Cuyes, Soledad, and Enma deposits, which are included in the Mineral Resources estimation.

The Mineral Resource estimation work of the Condor Project was completed by SRK in 2025. The estimates are based on drilling samples information available up to 2023. The qualified person believes the drilling information is sufficiently reliable to interpret with confidence the boundaries for the deposits and that the assay data are sufficiently reliable to support Mineral Resource estimation. Mr. Mark Wanless (Pr.Sci.Nat, FGSSA), and Ms. Yanfang Zhao (MAusIMM), who are Principal Geologists from SRK have reviewed the drillhole database, geological model and the mineralisation domains generated by SVM, made some adjustments, performed the grade estimation, classified the Mineral Resources and prepared the Mineral Resource estimate using Datamine, Isatis.Neo and Leapfrog Geo and Edge.

The Qualified Person responsible for the Mineral Resources is Mr. Mark Wanless, who is a full-time employee of SRK Consulting (Canada) Inc.. (SRK Canada) and Registered with the South African Council for Natural Scientific Professionals as Pr.Sci.Nat, 400178/05, Fellow of the Geological Society of South Africa, Member of the Geostatistical Association of South Africa and a Member of the South African Institute for Mining and Metallurgy (SAIMM). Mr. Mark Wanless visited the Condor Project during June 19-20, 2024.

The Mineral Resources have been estimated in conformity with generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practices Guidelines (2019) and are reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves.

This section describes the Mineral Resource estimation methodology and summarizes the key assumptions. The report author is not aware of any environmental, permitting, legal, title, taxation, socio- economic, marketing, political, or other relevant issues on the property. The Condor Project has all the required permits to conduct exploration on the property. The report author is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform on-going work programs on the property.

13.2	Estimation Procedures

The Mineral Resource evaluation methodology involved the following procedures:

■	Database compilation and verification

■	Geological interpretation for estimation domain

■	Data preparation (compositing and capping) for geostatistical analysis and variography

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■	Construction of the block model and grade interpolation

■	Mineral Resource classification

■	Model validation

■	Assessment of “reasonable prospects for eventual economic extraction” (“RPEEE”) and selection of appropriate AuEq cut-off values for potential open pit Mineral Resources for Soledad and Enma and underground for Camp and Los Cuyes

■	Preparation of the Mineral Resource statement

13.3	Resource Database

The data provided for the Condor Project include the database in CSV format, including the collar locations, downhole survey results, geologic information, SG data, assay, grade shell wireframes, lithology wireframes, QAQC data, block models in csv format, Topo file, etc., and Resource Database summary is presented in Table 13.1, and the drillhole locations are shown in Figure 9.1.

Table 13.1:     Resource Database Summary for the Condor Project

Deposit	Number of Drill Holes	Total Length of Drilling (m)	Total Length of Samples in Drilling (m)	Number of samples
Camp	56	27,805	15,803	24,022
Los Cuyes	44	7,613	3,980	7,576
Soledad	117	37,513	23,607	36,263
Enma	126	20,725	12,888	20,419

Notes: The summary has been sourced by SRK from the database provided by Silvercorp.

13.4	Domain Modelling

13.4.1	Camp

The Camp deposit host rock types are a series of intrusive units. The structure and geology model were created by SVM using a combination of geological logs and surface mapping (see also Figure 6.4). The primary rock types included in the model are:

■	Rhyolite

■	Vent Rhyolitic welded tuff

■	Granodiorite

■	Andecite-Dacite

■	Diorite

■	Greenstone

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■	Rhyodacite

Figure 13.1 shows a plan view of the surface geology below the saprolite weathering. There is a northeast-striking fault (Piedras Blancas Fault) on the southeast side of the deposit that appears to cutoff or bound mineralization.

Figure 13.1:      Plan View of Condor Project Geology at Surface

Sources: SVM, 2024

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Figure 13.2:      Cross Sections of the Veins CA-01 to CA-06 looking Northwest

Source: SVM, 2024.

The gold, silver, copper, and zinc mineralization is not confined by rock type, but there are distinct grade zones that form relatively cohesive vein-like geometries that run parallel to the footwall of the rhyolite. A total of six major mineralization trends were defined and named CA-01 to CA-06 by SVM with a clear relation to Rhyolite intrusions through veins-stringers, dissemination, and contacts (Figure 13.2).

13.4.2	Los Cuyes

The Los Cuyes mineralization is not directly lithologically controlled but is focussed around the rhyolite lapilli tuff vent in a series of shear structures and a lower grade disseminated halo of mineralization. Two faults play an important role in the mineralization, the northeast striking Piedras Blancas fault, which cuts off the mineralization to the southeast, and the northeast striking Los Cuyes west (LCW) structure in the northwest near the contact between the rhyolite lapilli tuff and the granodiorite.

Within the rhyolite lapilli tuff twelve north west striking shears which dip steeply to the northeast have been modelled (Figure 13.3). These NW striking structures are cut off against the LCW structure which also hosts significant mineralization (Figure 13.4). A lower grade halo of disseminated mineralization has been modelled surrounding these higher-grade shears, also constrained by the bounding structures, and predominantly within the rhyolite lapilli tuff.

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Figure 13.3:      Plan View of the Los Cuyes Shear Hosted Mineralization Models

Sources: SVM, 2024

Notes: NW structures modelled using a 3 g/t gold cut off, the LCW mineralization is modelled above a 1 g/t gold cut off

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Figure 13.4:      Los Cuyes Vertical Cross Section looking North West

Sources: SVM, 2024

Notes: Only the 1 g/t LCW shell is used in the estimates

13.4.3	Soledad

Mineralization at Soledad is related to a felsic (rhyolitic) diatreme intrusion and associated breccias. No detailed lithological model was created for this area. The drilling database contains underlying geologic information, including lithology code designations derived from observations during core logging. Series of grade shell domains were interpreted for zones of continuous mineralization a set of intervals of Au g/t. Unlike Camp and Los Cuyes there is not yet a detailed geological interpretation for the Soledad deposit. A 0.2 g/t Au grade shell was chosen to constrain the mineralization, based on an assessment of several grade shell intervals, assessing the continuity of the mineralization (Figure 13.5). The lack of understanding of the geological controls on the mineralization will limit the estimation confidence.

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Figure 13.5:      Soledad Deposit 0.2 g/t Constraining Gold Grade Shell

Source: SVM, 2024

13.4.4	Enma

Gold and silver mineralization at Enma is hosted in a west-northwest-trending rhyolitic breccia that occurs at the contact between andesite lapilli tuffs and the Zamora batholith. No detailed lithological model was created for this area. The deposit has dimensions of 280 m west-northwest, is approximately 20-75 m wide, and has a vertical extent of 350 m.

Similar to Soledad, a grade shell based on 0.1g/t Au Cutoff and ISO of 0.5 was generated by SRK Leapfrog Geo and Edge, and used for the estimation domain of Enma (Figure 13.6).

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Figure 13.6:      Enma Deposit 0.1 g/t Constraining Gold Grade Shell

Sources: SVM data and SRK Model

13.5	Specific Gravity

Specific gravity (SG) data is only available for drill holes in the Los Cuyes and Camp areas. SG measurements are determined using the water immersion method (weight in air versus weight in water). SG measurements are undertaken on whole pieces of core spaced at approximately 10 m intervals down each drill hole.

Table 13.2 summarises the density data available per simplified logged lithology units within the Camp and Los Cuyes areas. These average densities are applied to the block model for each modelled lithology unit.

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Table 13.2:     Density Data for Camp and Los Cuyes per Lithology Code

	Los Cuyes		Camp
Lithology	Count	Average SG	Count	Average SG
Dacite	329	2.74	275	2.69
Granodiorite	308	2.74	1,240	2.70
Greenstone	34	2.75	315	2.85
Rhyodacite	57	2.64	568	2.61
Rhyolite lapilli tuff	461	2.63	-	-
Rhyolite North West	97	2.65	2	2.58
Rhyolite welded tuff	6	2.68	83	2.64

Sources: SVM

Notes: Some simplifications of lithology units have been undertaken by SRK for average density calculations

13.6	Compositing

Compositing the drill hole samples helps standardize the database for further statistical evaluation. This step ensures that the data has consistent support, and can aid in reducing the high variance that may be introduced through short samples.

13.6.1	Camp

Within the assay database of Camp, 45% of intervals are 1 m long, and 47% are 2 m long (Figure 13.7).

Figure 13.7:      Interval Length Histogram for the Camp Deposit

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A composite length of 2 m and minimum coverage of 50% was selected for Camp. Composites were created within the mineralization wireframe domains beginning at the upper contacts. The intersection thickness encountered by any given drill hole, however, is not an even multiple of the composite length. if the remaining length was less than 1 m, the composite was distributed equally. The elimination of the small composites did not affect the overall integrity of the composited database. The compositing of samples before and after does not affect the overall distribution of the samples

(Figure 13.8:).

Figure 13.8:      Gold Grades Before and After Compositing (Camp)

The average grades of composite datasets of each domain are shown in Table 13.3.

Table 13.3:     Camp Composites For Each Domain

Domain	Count	Ag g/t	Au g/t	Cu %	Pb %	Zn %	As ppm	S %
CA-01	101	22.53	2.31	0.02	0.08	0.76	163.96	2.73
CA-02	77	7.00	1.18	0.01	0.04	0.44	38.65	1.65
CA-03	1,266	13.06	1.54	0.02	0.05	0.53	113.19	2.96
CA-04	188	13.42	1.38	0.02	0.05	0.60	116.50	3.04
CA-05	198	14.94	1.40	0.02	0.07	0.52	96.93	2.60
CA-06	159	9.41	0.70	0.01	0.02	0.17	43.66	1.24

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13.6.2	Los Cuyes

The Los Cuyes domains can be separated into the shear style domains and the surrounding disseminated halo domain. The consideration of the appropriate composite length is different for each of these since the dimensions of the domains are significantly different. For the shear domains the dimensions are similar to that discussed for camp, while for the disseminated halo the mineralization dimensions do not impact the choice of composite length. As with Camp the sample length distribution at Los Cuyes is bimodal with common values of 1 m (47% of samples) and 2 m 47% of samples with a minor population of variable samples as shown in Figure 13.9.

Figure 13.9:      Interval Length Histogram of Los Cuyes

SRK undertook a composite optimisation considering arrange of composite lengths for each shear and halo domain. For the shear domains composite lengths of longer than 2 m resulted in a number of composites shorter than the target length due to the dimensions of the mineralized domain, and did not materially reduce the coefficient of variation. For the shear domains a composite length of 2 m was selected. For the halo domain a length of 3 m was selected as the coefficient of variation stabilised for composite lengths above this value. The compositing did not materially affect the average grades as is illustrated in Table 13.4 which shows the sample and composite Au g/t values, along with the value of the remaining residual samples at the margins of the domains.

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Table 13.4:     Los Cuyes Domain Sample and Composite Au g/t Grades with Residual Sample Grades

Domain	Sample	Composite	Residual
LCW_1gpt	3.14	3.14	11.04
NW01_3gpt	2.81	2.81	1.79
NW9_3gpt	5.89	5.89	9.51
NW7_3gpt	3.20	3.20	3.06
NW3_3gpt	11.30	11.30	3.92
NW2_3gpt	2.83	2.82	4.05
NW5_3gpt	8.52	8.52	4.53
NW10_3gpt	4.09	4.09	2.28
NW8_3gpt	5.17	5.17	3.12
NW6_3gpt	6.42	6.42	27.90
NW13_3gpt	6.61	6.61	7.54
NW11_3gpt	4.04	4.04	6.47
NW15_3gpt	6.73	6.74	2.93
Halo	0.65	0.65	0.62

As the halo domain residual value is not materially different to the mean for the domain, the residual sample was ignored. For the shear domains however the residual value can be significantly different to the composite values. Therefore for the shear domains the residual composite was merged with the previous composite to ensure the grade is not biased.

The declustered average grades of the 2 m and 3 m composite datasets are shown in Table 13.5.

Table 13.5:     Los Cuyes Deculstered Average Values for Estimated Variables in Each Domain

Domain	Count	Ag g/t	Au g/t	Cu %	Pb %	Zn %	Count[1]	As ppm	S %
LCW	246	27.7	5.43	0.04	0.24	0.78	158	521	4.46
NW1	245	36.6	2.76	0.06	0.12	0.49	66	2,670	4.41
NW9	66	18.2	8.93	0.05	0.06	0.38	36	51	3.13
NW7	40	23.0	3.25	0.04	0.08	0.31	21	89	3.37
NW3	28	43.4	10.42	0.1	0.21	0.97	12	1,152	6.85
NW2	71	14.8	5.20	0.03	0.07	0.78	41	41	2.01
NW5	9	63.6	7.68	0.06	0.11	1.1	3	1,692	6.3
NW10	5	30.3	3.89	0.01	0.51	0.54	2	91	0.8
NW8	12	28.5	5.37	0.02	0.67	0.47	6	107	2.73
NW6	3	30.8	10.00	0.01	0.11	0.36	3	181	6.52
NW13	7	55.7	6.24	0.04	0.07	1.22	0	-	-
NW11	13	19.9	5.26	0.02	0.05	0.35	0	-	-
NW15	4	35.7	5.68	0.03	0.15	0.85	0	-	-
Halo[2]	3,459	6.0	0.69	0.02	0.02	0.24	842	33	2.14

1 As and S are not assayed for all drillholes resulting in different numbers of composites

2 Composite length of 3 m

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13.6.3	Soledad

The approach to compositing at Soledad is similar to that undertaken at Los Cuyes for the disseminated halo domain, since the domain definition using a grade shell has defined a similar kind of domain. The distribution of sample length is similarly grouped around 1 m (44%) and 2 m (50%) samples (see Figure 13.10).

Figure 13.10:      Interval Length Histogram of Soledad

A composite length of 2 m was selected for Soledad based on the composite optimisation results. As can be seen in Table 13.6, the compositing did not impact the mean grades; however, in this instance the grades of the residual samples are quite different, and therefore the residual samples are merged with the previous composite.

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Table 13.6:     Soledad Sample and Composite Grades with Residual Sample Grades

Variable	Sample	Composite	Residual
Ag_ppm	6.96	6.97	2.5
As_ppm	43.99	43.99	71.2
Au_ppm	0.96	0.96	0.19
Cu_pct	0.02	0.02	0.01
Pb_pct	0.05	0.05	0.02
S_pct	2.34	2.34	2.06
Zn_pct	0.51	0.51	0.19

The declustered average grades of the 2 m composite data are shown in Table 13.7.

Table 13.7: Soledad Declustered Average Values for Estimated Variables

Domain	Count	Ag g/t	Au g/t	Cu %	Pb %	Zn %	Count[1]	As ppm	S %
All	5276	6.7	0.59	0.02	0.05	0.38	349	45	2.18

3 As and S are not assayed for all drillholes resulting in different numbers of composites

13.6.4	Enma

Within the assay database, the average sample length is 1.9 m, about 11% of samples are 1 m long, and 83% are exactly 2 m long (Figure 13.11). A composite length of 2 m and minimum coverage of 50% was selected for Enma. The intersection thickness encountered by any given drill hole, however, is not an even multiple of the composite length. if the remaining length was less than 1 m, the composite was distributed equally. The compositing of samples before and after does not affect the overall distribution of the samples (Figure 13.12).

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Figure 13.11:      Interval Length Histogram for Enma

Figure 13.12:      Before and After Compositing (Enma)

The average grades of the 2 m composite data of Enma are shown in Table 13.8.

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Table 13.8:     Enma Average Values for Estimated Varaibles

Domain	Count	Ag g/t	Au g/t	Cu %	Pb %	Zn %	Count[1]	As ppm	S %
Enma	1,615	15.39	1.07	0.02	0.08	0.31	44	188.58	5.36

1  As and S are not assayed for all drillholes resulting in different numbers of composites

13.7	Evaluation of Outliers

13.7.1	Camp

Assay capping for the variables was applied after compositing for the mineralized domains of Camp. Capping values were selected based on the visual assessment of the variable histogram. No distance-based capping was determined to be required at Camp. The capping values and the impact of applying outlier capping are presented in Table 13.9.

Table 13.9:     Summary of Grade Capping Applied to Camp

Domain	Variable	Mean	Cap Value	Capped	Composite	No Capped	Metal loss
Group				mean	Count		%
Camp	Au g/t	1.47	32	1.47	1,816	3	0.25
	Ag g/t	13.29	330	13.11	1,816	1	1.41
	Pb %	0.05	1	0.05	1,816	12	7.43
	Zn %	0.52	5.9	0.51	1,816	8	1.19
	Cu %	0.02	-	-	1,816	-	-
	As ppm	105.72	1800	94.94	1,816	13	10.19
	S %	2.73	-	-	1,816	-	-

13.7.2	Los Cuyes

For each of the variables to be estimated the need for treatment of outlier values was assessed. For deleterious variables such as Arsenic, the assessment and treatment of outlier values can be different to that of the economically valuable variables. The estimation domains are grouped according to the mineralization style for this exercise, the LCW shear, halo, and north west striking shears (NW shears). An initial assessment of each of the NW shears individually revealed that the distributions were materially similar where there is sufficient data to reasonably assess these.

The assessment considers the variable histogram, normal probability plot, and charts where samples are sorted from low to high and the impact of adding samples one by one to the dataset from low to high on the mean, standard deviation and coefficient of variation. The capping values and the impact of applying outlier capping is summarised in Table 13.10.

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Table 13.10: Summary of Grade Capping Applied to Los Cuyes

Domain Group	Variable	Mean	Cap Value	Capped mean	Composite Count	No Capped	Metal loss %
LCW	Au g/t	3.37	40	3.01	246	2	10.62
	Ag g/t	15.21	130	14.46	246	4	4.93
	Pb %	0.09	1	0.08	246	5	8.99
	Zn %	0.52	4	0.50	246	4	4.35
	Cu %	0.04	-	-	246	-	-
	As ppm	195.5	-	-	156	-	-
	S %	3.89	-	-	156	-	-
NW	Au g/t	4.01	40	3.83	503	5	4.57
	Ag g/t	25.23	300	24.06	503	4	4.26
	Pb %	0.1	1.5	0.1	490	4	2.74
	Zn %	0.71	6	0.69	503	5	3.69
	Cu %	0.06	-	-	490	-	-
	As ppm	211.4	-	-	190	-	-
	S %	3.58	-	-	190	-	-
Halo	Au g/t	0.7	10	0.69	3,459	3	1.68
	Ag g/t	6.23	100	6.03	3,459	8	0.23
	Pb %	0.02	-		3,443
	Zn %	0.24	2	0.24	3,443	8	0.51
	Cu %	0.02	-	-	3,443	-	-
	As ppm	33.08	-	-	842	-	-
	S %	2.14	-	-	842	-	-

Notes: Distance capping is also applied in some instances

For some domains, there remain isolated high values that can have a significant impact on the estimates. In these situations, and additional distance-based capping is applied. Where a composite is above the selected threshold and is also beyond a selected distance from the block, this secondary capping is applied. The secondary capping is not applied when the composite is closer to the estimating block than the selected distance. For the domains NW2, NW9 and LCW for gold a distance- based capping was also applied of 20 g/t, 20 g/t and 14 g/t respectively. The distance beyond which this capping is applied is 20 m in the plane of mineralization in the case of the NW group of domains, and 50 m for the LCW domain. For he LCW domain for arsenic only a distance-based capping at 1000 ppm with a distance of 20 m was applied.

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13.7.3	Soledad

The assessment of outliers used for Los Cuyes was also applied for Soledad. Only three variables had distributions which required capping at Soledad, and the capping parameters and effect are summarised in in Table 13.11.

Table 13.11: Summary of Grade Capping Applied to Soledad

Domain Group	Variable	Mean	Cap Value	Capped mean	Composite Count	No Capped	Metal loss %
All	Au g/t	0.96	-		5,276
	Ag g/t	6.92	60	6.79	5,276	26	1.95
	Pb %	0.05	-		4,711
	Zn %	0.5	-		5,258
	Cu %	0.02	0.5	0.02	4,711	10	1.7
	As ppm	44.06	-		349
	S %	2.34	2.4	0.5	349	2	0.04

No distance-based capping was determined to be required at Soledad. In most instances, the high value composites which might otherwise have required distance-based capping are in densely sampled areas, where there is sufficient data to limit the range of influence of these high value composites.

13.7.4	Enma

Assay capping for the variables was applied after compositing for the mineralized domains of Enma. Capping values were selected based on the visual assessment of the variable histogram, and the capping parameters and effect are summarised in in Table 13.12.

Table 13.12: Summary of Grade Capping Applied to Enma

Domain Group	Variable	Mean	Cap Value	Capped mean	Composite Count	No Capped	Metal loss %
Enma	Au g/t	1.47	32	1.47	1,816	3	0.25
	Ag g/t	13.29	330	13.11	1,816	1	1.41
	Pb %	0.05	1	0.05	1,816	12	7.43
	Zn %	0.52	5.9	0.51	1,816	8	1.19
	Cu %	0.02	-	-	1,816	-	-
	As ppm	105.72	1800	94.94	1,816	13	10.19
	S %	2.73	-	-	1,816	-	-

No distance-based capping was determined to be required at Enma. In most instances, the high value composites which might otherwise have required distance-based capping are in densely sampled areas, where there is sufficient data to limit the range of influence of these high value composites.

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13.8	Spatial Continuity Assessment

For each deposit and domain, SRK undertook an assessment of the continuity of each variable, considering the understanding of the geological controls on the mineralization, using tools such as the semi-variogram map, directional semi-variograms, swath plots, histograms and correlation plots to understand the relationships between variables, and their spatial continuity.

13.8.1	Camp

For many of the Camp domains the assessment of the experimental semi-variograms did not show any interpretable structure in the data. This is potentially due to relatively small numbers of composites and relatively widely spaced intersections. For this group only domain CA-03 showed a sufficiently robust structure to allow modelling of a semi-variogram for gold, silver, copper, lead and zinc. The semi- variograms are modelled on normal score transforms of the variables, and the spherical structured modelled semi-variogram is back transformed into real space. The real space back transformed semi- variogram models are shown in Table 13.13 and examples of the semi-variogram models for gold and silver for the CA-03 domain are shown in Figure 13.13.

Table 13.13:    Camp Semi-Variogram Model Parameters

			Dip			Structure 1				Structure 2
Domain	Variable	Dip (°)	Azimuth (°)	Pitch (°)	Nugget	Sill	Major	Int	Minor	Sill	Major	Int	Minor
CA-03	Ag_ppm	84	49	18.37	174.3	349	26.7	25.4	5.9	39.9	147.7	122.8	12.1
	Au_ppm	84	45	18.37	3.21	5.39	67.1	60.7	13.7	1.42	166.0	158.0	28.9
	Cu_pct	84	45	18.37	0.0003	0.0004	92	81.3	6.8	0.0002	168.3	138.8	21.3
	Pb_pct	84	45	18.37	0.0022	0.008	71.6	67.7	11.6	0.0021	165.2	155	32.8
	Zn_pct	84	45	18.37	0.1088	0.3751	81.8	73.2	13	0.0646	152.4	142.2	26.5

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Figure 13.13: Camp CA-03 Domain Gaussian Space Semi-Variogram Models

Notes: CA-03 domain semi-variograms for gold (top) and silver (bottom).

13.8.2	Los Cuyes

For many of the NW domains the assessment of the experimental semi-variograms did not show any interpretable structure in the data. This is potentially due to relatively small numbers of composites and relatively widely spaced intersections. For this group only domain NW9 showed a sufficiently robust structure to allow modelling of a semi-variogram for gold, silver, copper, lead and zinc. Similarly for domain LCW the same variables have reasonably robust structures which allowed modelling of semi- variograms for the same variables. The semi-variograms are modelled on normal score transforms of the variables, and the spherical structured modelled semi-variogram is back transformed into real space. The real space back transformed semi-variogram models are shown in Table 13.14 and examples of the gaussian space semi-variogram models for gold and silver for the LCW domain are shown in Figure 13.14. The models are isotropic in the plane of mineralization.

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Table 13.14: Los Cuyes Semi-variogram Model Parameters

Domain	Variable	Dip (°)	Dip Azimuth (°)	Pitch (°)	Nugget	Sill	Structure 1 Major	Int	Minor	Sill	Structure 2 Major	Int	Minor
LCW	Ag_ppm	70	150	0	429.1	800.8	180.3	180.3	102.6	261.6	522.1	522.1	49.5
	Au_ppm	70	150	0	66.6	80.1	398.1	398.1	687.4
	Cu_pct	70	150	0	0.0005	0.0014	121.6	121.6	8.5
	Pb_pct	70	150	0	0.0463	0.1256	171.9	171.9	25.4
	Zn_pct	70	150	0	0.0930	0.4908	15.6	15.6	13.8	0.4	205.2	205.2	37.2
NW9	Ag_ppm	80	20	0	147.5	306.3	57.0	57.0	16.2
	Au_ppm	80	20	0	149.4	49.8	61.8	61.8	17.0
	Cu_pct	80	20	0	0.0008	0.0016	57.3	57.3	16.2
	Pb_pct	70	30	320	0.0057	0.0015	42.3	33.6	27.5	0.0041	109.3	107.5	3.4
	Zn_pct	80	20	0	0.0867	0.0228	14.9	14.9	5.0	0.2044	52.4	52.4	16.9

Notes:   Back-transformed models

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Figure 13.14: Los Cuyes LCW Domain Gaussian Space Semi-variogram Models

Notes: LCW domain semi-variograms for gold (top) and silver (bottom)

13.8.3	Soledad

At Soledad within the grade shell the continuity assessment did not show any discernible anisotropy for the variables for which semi-variograms could be modelled. Only omni-directional experimental data showed sufficiently robust structures for semi-variogram modelling in this domain. For arsenic and sulphur there is insufficient data to model semi-variograms. The real space back transformed semi- variogram models are shown in Table 13.15 and examples of the gaussian space semi-variogram models for silver, gold, lead and zinc are shown in Figure 13.15.

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Table 13.15: Soledad semi-variogram model parameters

			Structure 1		Structure 2
Domain	Variable	Nugget	Sill	Range	Sill	Range
LCW	Ag_ppm	51.5	17.3	27.1	41.0	95.6
	Au_ppm	0.965	0.282	39.0
	Cu_pct	0.0014	0.0018	40.6	0.0012	231.0
	Pb_pct	0.0041	0.0016	85.1	0.0025	262.8
	Zn_pct	0.0381	0.0340	23.1	0.0494	108.8

Notes: Back-transformed models

The structure in the experimental semi-variogram for gold is relatively poorly defined – the shape and ranges of continuity of the other variables were considered in the modelling of the gold semi-variogram.

Figure 13.15: Soledad Gaussian Space Semi-variogram Models

Notes: Gaussian space semi-variograms for silver (top left), gold (top right), lead (bottom left) and zinc (bottom right)

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13.8.4	Enma

The semi-variogram structure and examples of the models of Enma are shown in Table 13.16 and Figure 13.16.

Table 13.16: Enma Semi-Variogram Model Parameters

						Structure 1				Structure 2
Domain	Variable	Dip (°)	Dip Azimuth (°)	Pitch (°)	Nugget	Sill	Major	Int	Minor	Sill	Major	Int	Minor
Enma	Ag_ppm	76	345	128	0.17	0.52	30	26.5	5.2	0.31	89.5	84.1	22.6
	Au_ppm	76	345	128	0.16	0.4	14	12	10.6	0.44	80.1	57.8	18.1
	Cu_pct	76	345	128	0.05	0.95	52.8	43.5	7.9
	Pb_pct	76	345	128	0.35	0.33	31.3	20.4	2.4	0.32	99.3	40.7	39.5
	Zn_pct	76	345	128	0.16	0.42	32.5	28.6	2.4	0.68	61.3	50.8	10.3

Figure 13.16: Enma Semi-Variogram Models

Notes: semi-variograms for gold (top) and silver (bottom)

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13.9	Block Model and Grade Estimation

The models with different block model origins, dimensions and rotations for each deposit were generated by SRK in the first quarter of 2025. A block model parameter summary is presented in Table 13.17 for each deposit. The choice of block size and size of the sub cells is dictated by the drill hole spacing, dimensions of the mineralization domains, with consideration given to possible mining methods and potential smallest mining unit dimensions.

Table 13.17: Block Model Summary
Deposit	Axis	Camp	Los Cuyes	Soledad	Enma
Rotation	Z	No rotation	No rotation	No rotation	No rotation
Origin	X	768,260	768,660	768,990	770,220
	Y	9,551,790	9,552,330	9,551,170	9,55,1820
	Z	400	600	975	1,200
Extent	X	769,150	769,690	769,890	770,670
	Y	9,552,740	9,553,070	9,552,050	9,552,170
	Z	1,600	1,770	1,805	1,920
Block Size (m)	X	10	10	20	10
	Y	10	10	20	10
	Z	10	10	10	10
Min Sub-cell	X	1	0.25	0.5	2
	Y	1	0.25	0.5	2
	Z	1	0.25	0.5	2

13.9.1	Camp

Ordinary Kriging (OK) was used for grade estimation of CA-03, For the remaining domains the Au and Ag estimates were interpolated using inverse distance cubic (ID3) while Cu Pb Zn S and As estimates were interpolated using inverse distance squared (ID2). The search parameters were selected based on a kriging neighbourhood analysis for the domains with semi-variograms. For the domains estimated using ID2 and ID3 the optimised parameters selected for the kriged domains were used as the basis for selecting the search ranges and sample selection criteria. Variable orientation based on the footwall of the veins was applied to align to the mineralization model wireframe.

Generally, a three-pass search strategy is applied (Table 13.18), with the first search radius, where practical, selected to approximate the first structure in the semi-variogram or for single structure models to a range which approximated two thirds of the full semi-variogram range. The second search is generally aimed to align with the full semi-variogram range, while a third search is added to populate estimates for all blocks in the domain. The structure of the gold semi-variogram model is the primary determinant for the search ranges, however the structure of the other variables is also considered.

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The shorter first pass is used with the aim of generating high confidence local estimates where there is sufficient closely spaced data with a low degree of smoothing.

Table 13.18: Camp Search Parameters

Domain	Dip	Dip Azimuth	Pitch	Major	Int	Minor	No Sectors	Min Samples	Max Samples
CA-01 Pass 1	84	49	122	60	60	15	1	4	16
CA-01 Pass 2	84	49	122	120	120	30	1	3	16
CA-01 Pass 3	84	49	122	180	180	40	1	1	16
CA-02 Pass 1	89	45	90	60	60	20	1	4	16
CA-02 Pass 2	89	45	90	120	120	40	1	3	16
CA-02 Pass 3	89	45	90	180	180	60	1	1	16
CA-03 Pass 1	84	48	7	60	60	20	1	5	16
CA-03 Pass 2	84	48	7	120	120	40	1	3	36
CA-03 Pass 3	84	48	7	180	180	60	1	1	16
CA-04 Pass 1	81	41	90	60	60	15	1	4	16
CA-04 Pass 2	81	41	90	120	120	30	1	3	16
CA-04 Pass 3	81	41	90	180	180	40	1	1	16
CA-05 Pass 1	79	36	90	60	60	15	1	4	16
CA-05 Pass 2	79	36	90	120	120	30	1	3	16
CA-05 Pass 3	79	36	90	180	180	40	1	1	16
CA-06 Pass 1	84	46	90	60	60	15	1	4	16
CA-06 Pass 2	84	46	90	120	120	30	1	3	16
CA-06 Pass 3	84	46	90	180	180	40	1	1	16
Notes:	Search parameters listed applied to Au, Ag, Cu, Pb, Zn, S and As estimates

Larger search ranges are applied after the third search pass where needed to inform all blocks in the domain Local search orientations are applied based on the domain wireframe orientation

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13.9.2	Los Cuyes

In the domains for which semi-variograms were modelled Ordinary Kriging (OK) was used for grade estimation. For the remaining domains the estimates were interpolated using inverse distance squared (ID2). The search parameters were selected based on a kriging neighbourhood analysis for the domains with semi-variograms. For the domains estimated using ID2 the optimised parameters selected for the kriged domains were used as the basis for selecting the search ranges and sample selection criteria. The orientation of the search parameters is modified for each block to align to the mineralization model wireframe.

Generally, a three-pass search strategy is applied (Table 13.19), with the first search radius, where practical, selected to approximate the first structure in the semi-variogram or for single structure models to a range which approximated two thirds of the full semi-variogram range. The second search is generally aimed to align with the full semi-variogram range, while a third search is added to populate estimates for all blocks in the domain. The structure of the gold semi-variogram model is the primary determinant for the search ranges, however the structure of the other variables is also considered. The shorter first pass is used with the aim of generating high confidence local estimates where there is sufficient closely spaced data with a low degree of smoothing.

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Table 13.19: Los Cuyes Search Parameters

Domain	Dip	Dip azimuth	Pitch	Major	Int	Minor	No sectors	Min	Max Per Sector	Max Per Drillhole	Min Drillholes
LCW Pass 1	70	150	0	60	60	30	4	4	5	5	2
LCW Pass 2	70	150	0	100	100	40	4	4	4	5	2
LCW Pass 3	70	150	0	265	265	60	4	3	5	5	2
NW9 Pass 1	80	20	0	60	60	25	1	5	16	-	-
NW9 Pass 2	80	20	0	120	120	38	1	4	16	-	-
NW9 Pass 3	80	20	0	120	180	63	1	3	16	-	-
NW ID2 Pass 1	80	30	90	60	60	25	1	5	14	-	2
NW ID2 Pass 2	80	30	90	120	120	25	1	1	16	-	2
NW ID2 Pass 3	80	30	90	180	180	25	1	1	16	-	2
Halo Pass 1	40	220	0	50	50	15	4	6	5	-	2
Halo Pass 2	40	220	0	100	100	25	4	5	4	-	2
Halo Pass 3	40	220	0	200	200	40	4	4	4	-	2

Notes:	Search parameters listed applied to Au, Ag, Cu, Pb, and Zn. For all shear domains the NW ID2 parameters are applied for As and S estimates

Larger search ranges are applied after the third search pass where needed to inform all blocks in the domain

Local search orientations are applied based on the domain wireframe orientation

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13.9.3	Soledad

The Soledad variables were estimated using OK except for arsenic and sulphur which were interpolated using ID2. The search parameters were selected based on a kriging neighbourhood analysis for the variables with semi-variograms. For the variables estimated using ID2 the optimised parameters selected for the kriged domains were used as the basis for selecting the search ranges and sample selection criteria, however these are modified as not all drill holes have assays for these two variables.

A three-pass search strategy was employed for each variable, with the first search range being the full semi-variogram range for the precious metals, but a fraction of the full variogram range for the base metals. The search parameters applied are summarised in Table 13.20.

Table 13.20:     Soledad Search Parameters

Search	Variable	Range	Min	Max per sector	No Sectors
Pass 1	Ag ppm	100	5	18	1
	Au ppm	100	5	26	1
	Cu%	100	5	16	1
	Pb%	100	5	16	1
	Zn%	100	5	5	4
	As ppm	100	5	22	1
	S%	100	5	14	1
Pass 2	Ag ppm	150	5	18	1
	Au ppm	150	5	24	1
	Cu%	150	5	14	1
	Pb%	150	5	14	1
	Zn%	150	5	12	1
	As ppm	200	4	16	1
	S%	200	4	16	1
Pass 3	Ag ppm	300	3	16	1
	Au ppm	300	3	20	1
	Cu%	300	3	12	1
	Pb%	300	3	12	1
	Zn%	300	3	10	1
	As ppm	300	2	16	1
	S%	300	2	16	1

Notes: In the first search pass for gold, silver, copper, lead and zinc a minimum of two holes is required, and an optimum of four composites per hole is applied

13.9.4	Enma

The Enma variables were estimated using OK for Au, Ag Cu, Pb and Zn. The search parameters were selected based on a kriging neighbourhood analysis for the variables with semi-variograms. Due to relatively small numbers of composites the experimental semi-variogram for S and As was not defined, and S and As were interpolated using ID2.

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A three-pass search strategy was employed for each variable. The search parameters applied are summarised in Table 13.21.

Table 13.21: Enma Search Parameters

Search	Variable	Range	Dip	Dip azimuth	Pitch	Min Samples	Max per sector	No Sectors
Pass 1	Ag ppm	30	76	345	124	5	10	3
	Au ppm	30	77	345	128	5	10	3
	Cu%	30	77	345	128	5	10	3
	Pb%	30	77	345	128	5	10	3
	Zn%	30	77	345	128	5	10	3
	As ppm	30	77	345	128	5	10	3
	S%	30	77	345	128	5	10	3
Pass 2	Ag ppm	50	76	345	124	4	10	3
	Au ppm	50	77	345	128	4	10	3
	Cu%	50	77	345	128	4	10	3
	Pb%	50	77	345	128	4	10	3
	Zn%	50	77	345	128	4	10	3
	As ppm	50	77	345	128	4	10	3
	S%	50	77	345	128	4	10	3
Pass 3	Ag ppm	100	76	345	124	2	10	1
	Au ppm	100	77	345	128	2	10	1
	Cu%	100	77	345	128	2	10	1
	Pb%	100	77	345	128	2	10	1
	Zn%	100	77	345	128	2	10	1
	As ppm	100	77	345	128	2	10	1
	S%	100	77	345	128	2	10	1

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13.10	Model Validation

Model validation is a common approach for determining whether grade estimation has performed as expected. An acceptable or preferred validation result does not necessarily imply that the model is correct or derived from the right estimation approach. It suggests only that the model is a reasonable representation of the resource data used and of the estimation method applied. Other issues such as the relationship between the model-selectivity assumptions and mining practices are equally important when determining the appropriateness of the Mineral Resource estimate.

For each deposit SRK undertook a range of validations including visual validations of the estimates and informing data, comparisons of the mean values of the data and estimates per estimation domain and swath plots to assess the reproduction of the spatial variability of the variables. Selected examples of these are presented for each deposit to illustrate the conclusions drawn from analysing the validations.

13.10.1	Camp

For the domains of Camp, the validations are affected by irregularly spaced and relatively small number of intersections, changes in the thickness of the modelled domains, isolated high values, capping, as well as the higher variance associated with higher grades. The mean grades of the composites and the mean of the classified Mineral Resources are shown in Table 13.22.

Table 13.22: Camp per Domain Comparison Between Composites and Estimates

	Au g/t		Ag g/t		Pb %		Zn %		Cu %
Domain	Comp	Est	Comp	Est	Comp	Est	Comp	Est	Comp	Est
CA-01	2.33	2.33	15.83	16.90	0.05	0.05	0.69	0.70	0.02	0.02
CA-02	1.26	1.36	7.58	7.73	0.04	0.04	0.50	0.58	0.01	0.01
CA-03	1.54	1.70	12.43	13.53	0.05	0.05	0.53	0.60	0.02	0.02
CA-04	1.41	1.32	13.54	13.68	0.05	0.05	0.61	0.54	0.02	0.02
CA-05	1.43	1.29	13.14	12.06	0.07	0.05	0.52	0.49	0.02	0.02
CA-06	0.73	0.59	9.52	8.13	0.02	0.02	0.17	0.19	0.01	0.01

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Figure 13.17: Vertical Section of The Camp Ca-03 Domain Gold Distribution Looking North

Comparisons between the global mean for the composites and block models for each vein shows some differences, which are a result of the heterogenous nature of the mineralization, and the spatial grade distribution and variable intersection spacing. The example of gold distribution of CA-03, which is the biggest vein of Camp was shown in Figure 13.20.

The swath plots of combined domain of Camp were shown in Figure 13.18 and Figure 13.19, which shows the block models and composites match reasonably well in all orthogonal directions in the central area of the domain but with poorer correlation in the area with fewer samples . However, these areas have been reasonably classified as Inferred or not classified as Mineral Resources and additional exploration will be required to support declaration of a Mineral Resource in these areas.

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Figure 13.18: Camp X Swath Plots for Gold, Silver, Lead and Zinc

Figure 13.19: Camp Z Swath Plots for Gold, Silver, Lead and Zinc

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13.10.2	Los Cuyes

The number of informing composites in the halo domain is significantly more than is available for any of the shear hosted domains. For the tabular shear hosted domains, the validations are affected by irregularly spaced and relatively small number of intersections, changes in the thickness of the modelled domains, isolated high values, capping, as well as the higher variance associated with higher grades. The comparison between estimates and composites in these domains shows quite variable correlations. The declustered mean grades of the composites and the mean of the classified Mineral Resources are shown in Table 13.23.

Some domains (such as NW6, NW7) show very close correlation between the composites and estimate for all variables, while others (such as NW1, NW2, NW15) show good correlations for some variables and weaker matching for others. In the LCW domain the estimates appear to underestimate the grades when compared to the composites. However, when considering the spatial grade distribution and variable intersection spacing, the reason for this is apparent as is illustrated in Figure 13.20. The widely spaced but very high-grade intersections on the western margin of the deposit are intentionally affected by capping to reduce the risk of over estimation, but these will have an impact on the mean grades. The central core of the domain is thicker than the margins and is also lower grade.

Table 13.23: Los Cuyes Per Domain Comparison Between Composites and Estimates

	Au g/t		Ag g/t		Pb %		Zn %
Domain	Comp	Est	Comp	Est	Comp	Est	Comp	Est
LCW	4.95	2.81	26.17	16.61	0.208	0.100	0.75	0.55
NW1	2.77	2.67	36.33	27.23	0.111	0.095	0.49	0.68
NW2	4.32	3.27	14.37	10.62	0.068	0.065	0.78	0.87
NW3	10.10	10.28	40.41	44.56	0.215	0.199	0.84	1.01
NW5	7.69	9.90	63.61	79.38	0.108	0.159	1.10	1.51
NW6	10.00	10.10	30.78	30.85	0.110	0.110	0.36	0.37
NW7	3.25	3.21	23.03	23.01	0.076	0.060	0.31	0.25
NW8	5.37	4.18	28.49	28.57	0.325	0.664	0.47	0.53
NW9	7.22	4.47	18.15	13.40	0.056	0.040	0.38	0.49
NW10	3.89	4.12	30.32	33.43	0.315	0.576	0.55	0.59
NW11	5.26	4.02	19.92	18.31	0.050	0.065	0.35	0.28
NW13	6.24	6.71	39.63	57.81	0.073	0.108	1.22	0.70
NW15	5.69	5.40	35.71	33.42	0.153	0.185	0.85	0.75
Halo	0.69	0.75	5.40	5.71	0.020	0.024	0.23	0.21

Some domains (such as NW6, NW7) show very close correlation between the composites and estimate for all variables, while others (such as NW1, NW2, NW15) show good correlations for some variables and weaker matching for others.

In the LCW domain the estimates appear to underestimate the grades when compared to the composites. However, when considering the spatial grade distribution and variable intersection spacing, the reason for this is apparent as is illustrated in Figure 13.20. The widely spaced but very high-grade intersections on the western margin of the deposit are intentionally affected by capping to reduce the risk of over estimation, but these will have an impact on the mean grades. The central core of the domain is thicker than the margins and is also lower grade. This can also be observed in the swath plots in Figure 13.21

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which highlights the higher tonnage and lower grades in the central core and elevated grades on the western margin informed by relatively few composites. Composite mean values are shown in blue (Au g/t) and estimated values in red (Au g/t*).

In aggregate, the visual validations indicate that there is a relatively good reproduction of the composite grades however the grade distribution is quite variable, and additional exploration will be required to support detailed mine planning.

Figure 13.20: Vertical Section of the Los Cuyes LCW Domain Gold Distribution Looking North

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Figure 13.21:      Los Cuyes X Swath Plots for Gold, Silver and Zinc in the LCW Domain

Notes: Composite mean values are shown in blue (Au g/t) and estimated values in red (Au g/t*)

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For the halo domain there is significantly more informing data, and relatively lower variance in the variable grades compared to the tabular domains. The correlation between the estimates and information data in the swath plots in Figure 13.22 is considered to be good.

Figure 13.22:      Los Cuyes Z Swath Plots for Gold, Silver and Zinc in the Halo Domain

Notes: Composite mean values are shown in blue (Au g/t) and estimated values in red (Au g/t*)

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13.10.3	Soledad

The grade distribution at Soledad is variable, with higher grades of gold close to surface at the core of the grade shells, transitioning to a lower grade disseminated style of mineralization with greater depth. The base metals are more evenly distributed within the grade shell. The gold distribution is illustrated in Figure 13.23. The estimated grades overall show a good correlation with the composite data.

Figure 13.23:      Soledad Vertical Cross Section Looking West Showing Gold Grade

Examples of the swath plots generated at Soledad are shown in Figure 13.24 illustrating the relatively good reproduction of the composite grades in the estimates. The global comparison between the composites and estimate is shown in Table 13.24.

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Figure 13.24:      Soledad Y and Z Swath Plots for Gold

Au g/t
Grade (g/t)
No Composites and kt
1.20
1.00
0.80
0.60
0.40
0.20
0.00
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
132
362
313
397
288
85
236
405
1,740
1,356
6
9,551,350
9,551,400
9,551,450
9,551,500
9,551,550
9,551,600
9,551,650
9,551,700
9,551,750
9,551,800
9,551,850
Y Swaths
No Composites
Au g/t
Au g/t*
kt

Au g/t
Grade (g/t)
No Composites and kt
1.20
1.00
0.80
0.60
0.40
0.20
0.00
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
43
46
144
155
134
199
415
556
1,295
959
443
565
341
25
950
1,000
1,050
1,100
1,150
1,200
1,250
1,300
1,350
1,400
1,450
1,500
1,550
1,600
1,650
Z Swaths
No Composites
Au g/t
Au g/t*
kt

Notes: Composite mean values are shown in blue (Au g/t) and estimated values in red (Au g/t*)

Table 13.24:      Soledad Global Comparison Between Composites and Estimates

Deposit	Au g/t	Ag g/t	Cu %	Pb %	Zn %
Composites	0.59	6.40	0.022	0.046	0.38
Estimates	0.56	6.70	0.024	0.042	0.41
% difference	-5.8%	4.8%	9.0%	-8.2%	8.2%

Notes: Composite grades are dedeclustered, only Indicated and Inferred estimates are included

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13.10.4	Enma

The grade distribution at Enma is variable. The gold distribution is illustrated in Figure 13.23. The estimated grades overall show a good correlation with the composite data.

Figure 13.25:       Enma vertical Cross Section Looking South Showing Gold Grade

Examples of the swath plots generated at Enma are shown in Figure 13.26 illustrating the relatively good reproduction of the composite grades in the estimates. The global comparison between the composites and estimate is shown in Table 13.25.

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Table 13.25:       Enma global comparison between composites and estimates

Deposit	Au g/t	Ag g/t	Cu %	Pb %	Zn %
Composites	0.64	12.43	0.02	0.08	0.31
Estimates	0.64	13.39	0.02	0.07	0.30
% difference	0.4%	7.7%	7.9%	-13.8%	-3.9%

Notes: Composite grades are average, only Indicated and Inferred estimates are included

Figure 13.26:       Enma X and Z Swath Plots for Gold

Au g/t
Grade (g/t)
No Composites and kt
X Swaths
770340
770360
770380
770400
770420
770440
770460
770480
770500
770520
770540
770560
770580
770600
14
39
15
37
53
20
83
170
294
336
369
115
43
15
No Composites
Au g/t
Au g/t*
kt

Au g/t
Grade (g/t)
No Composites and kt
Z Swaths
1400
1420
1440
1460
1480
1500
1520
1540
1560
1580
1600
1620
1640
1660
2
18
40
46
82
93
125
151
184
211
212
199
153
97
No Composites
Au g/t
Au g/t*
kt

Notes: Composite mean values are shown in blue (Au g/t) and estimated values in red (Au g/t*)

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13.11	Mineral Resource Classification

Mineral Resource classification is typically a subjective concept, industry best practices suggest that Mineral Resource classification should consider both the confidence in the geological continuity of the mineralized structures, the quality and quantity of exploration data supporting the estimates and the geostatistical confidence in the tonnage and grade estimates. Appropriate classification criteria should aim at integrating both concepts to delineate regular areas at similar resource classification.

In the QP’s opinion, the applied core handling, logging, sampling, and core storage protocols on the Condor Project are consistent with industry standards, and the QP is not aware of any drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of these results. The analytical QAQC program has been in place over the duration of the exploration programs and has been used to monitor the accuracy and precision of the analytical laboratories. The QAQC data confirm that the analytical results have an acceptable accuracy and precision for use in Mineral Resource estimation, and do not represent a constraint in the classification of Mineral Resources. For Enma there is insufficient QAQC data from which to draw meaningful conclusions, however the quality of the assay results for Enma are expected to be consistent with that of the other deposits.

The exploration data and analytical results are of acceptable confidence and have been generated and managed by a competent team for the duration of the exploration programmes.

13.11.1	Camp

SVM has a credible interpretation of the mineralization controls that inform the geological modelling. The lithological modelling is generally consistent with the geological logging data and presents a reasonable interpretation of the lithologies which hosts the mineralization.

No Measured Mineral Resources are classified at Camp.

The drilling density is variable over the extent of the Camp. The largest domain is the CA-03 domain. This domain has the most intersections and is relatively thicker than the other domains. The core of the deposit is relatively well drilled, and in the model densely drilled area the drill hole spacing approximates 30 to 100 m. For the CA-03 domain blocks which have a slope of regression of greater than 0.7, are estimated in the first or second search pass, have an average distance of 60 m to the informing composites and are estimated with at least 3 drillholes support an Indicated classification. Blocks which are estimated within search passes 1 to 3 with at least 2 drillholes and minimum samples distance no more than 120 m are classified as Inferred Mineral Resources. Blocks behind this are not classified as Mineral Resources (Figure 13.27).

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Figure 13.27:       Plan Showing Camp Domain CA-03 Classification

Notes: Wireframe of domain CA-03 shown for context

Some area of CA-05 is intersected relatively closely spaced drill holes (<60 m). Block which are estimated in the first search pass, support an Indicated classification with at least 3 holes, with the remainder of the domain estimated in the second and third search pass with at least 2 drillholes and minimum samples distance no more than 120 m was classified as Inferred Mineral Resources (Figure 13.28).

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Figure 13.28:       Plan Showing Camp Domain CA-05 Classification

Notes: Wireframe of domain CA-05 shown for context

For other domains, Since CA-01 are relative thinner, drilling density of CA-02, CA-04 and CA-06 is variable over the extent of the domain, the confidence in the continuity of the mineralization is lower than that of the more extensive and better-informed domains. For these domains, the confidence in the domain and grade continuity only supports the classification of Inferred Mineral Resources, for blocks estimated in search passes 1 to 3 with at least 2 drillholes and minimum samples distance no more than 120 m.

13.11.2	Los Cuyes

SVM has a credible interpretation of the mineralization controls that inform the geological modelling. The lithological modelling is generally consistent with the geological logging data and presents a reasonable interpretation of the lithologies which hosts the mineralization.

No Measured Mineral Resources are classified at Los Cuyes.

For several of the NW domains there are only a small number of relatively widely spaced intersections. These are NW3, NW7, NW8, NW9, NW10, NW11, NW13 and NW15. The confidence in the continuity of the mineralization is lower than that of the more extensive and better-informed domains. For these domains, the confidence in the domain and grade continuity only supports the classification of Inferred Mineral Resources, for blocks estimated in the three search passes.

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NW5 is a relatively small domain, which is intersected by five relatively closely spaced drill holes (<50 m). Block which are estimated in the first search pass, support an Indicated classification, with the remainder of the domain estimated in the second search pass classified as Inferred Mineral Resources. The NW5 classification is illustrated in Figure 13.29.

Figure 13.29:       Section Showing Los Cuyes Domain NW5 Classification

Notes: Wireframe of domain LCW shown for context

NW1 is a larger domain, with nineteen intersections, several of which are in the thicker central part of the domain, resulting in a relatively large number of samples in the domain. The drilling density is variable over the extent of the domain, with some areas having very closely spaced data (< 10 m between intersections), and other areas with intersection spacings greater than 150 m. For NW1 the blocks which are estimated in the first search pass, which are informed by more than six composites, and for which the average distance to the informing composites is less than 40 m support classification as Indicated Mineral Resources. As is illustrated in Figure 13.30 there is a portion of the domain with closely spaced drilling in a limited area. Although there are block in this area that meet the above criteria, this area is otherwise poorly informed and does not support an Indicated classification. The remainder of the estimation domain is classified as an Inferred Mineral Resource.

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Figure 13.30: Section Showing Los Cuyes Domain NW1 Classification

Notes: Wireframe of domain LCW shown for context

The same criteria discussed for domain NW1 are applied for domain NW2, which results in a central portion of the domain supporting an Indicated classification, with the majority of the wider spaced domain classified as an Inferred Mineral Resource.

The largest domain at Los Cuyes is the LCW domain. This domain has the most intersections and is relatively thicker than the NW group of domains. The core of the deposit is relatively well drilled, however the semi-variogram ranges are not long relative to the drill hole spacing (Figure 13.31). In the model densely drilled area the drill hole spacing approximates 30 to 60 m. For the LCW domain blocks which have a slope of regression of greater than 0.7, are estimated in the first or second search pass, have an average distance of 40 m to the informing composites and are estimated with at least 8 composites support an Indicated classification. Blocks which have a slope of regression of greater than 0.5 and are estimated within search passes 1 to 3 are classified as Inferred Mineral Resources. Blocks behind this are not classified as Mineral Resources (Figure 13.31).

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Figure 13.31: Section Showing Los Cuyes Domain LCW Classification

Notes: Drill holes plotted in blue

Finally, for the disseminated halo domain, blocks estimated in the first search pass, with an average distance to composites of 40 m or less and estimated with a minimum of six composites support an Indicated classification. Beyond these blocks, all blocks estimated in the first or second search pass are classified as Inferred Mineral Resources.

13.11.3	Soledad

The mineralization controls and geological framework at Soledad are not well understood at present. There is no detailed lithological model available for this area. The constraints on the mineralization are limited to the grade shell that is modelled by SVM. The majority of the drilling is concentrated in three area, with a smaller number of wider spaced holes. The continuity modelled for gold is lower than that of the other variables modelled, particularly the base metals which have relatively longer ranges of continuity. In the densely drilled areas the drill hole spacing is in places as close as 10 m (Figure 13.32). There are areas where the grade is consistently elevated, which coincides with the densest drilling in many instances.

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No Measured Mineral Resources are classified at Soledad. Blocks which have a slope of regression of greater than 0.6 for silver and greater than 0.5 for gold, have an average distance of less than 50 m to the informing composites, and are estimated in the first search pass support an Indicated classification. The Inferred classification is limited to blocks within 75m of a composite sample. The majority of the grade envelope is classified as either Indicated or Inferred. Only 14% of the volume within the grade envelope does not meet these criteria and is not classified.

Figure 13.32: Section Showing Soledad Indicated Mineral Resource classification

Notes: Drill holes are coloured according to gold grade. The grade envelope is shown in pink, and the blocks classified as Indicated Mineral Resources are shown in green

13.11.4	Enma

There is no detailed lithological model available for Enma. The constraints on the mineralization are limited to the grade shell that is modelled by SRK. In the densely drilled areas the drill hole spacing is in places as close as 10 m (Figure 13.33). There are areas where the grade is consistently elevated, which coincides with the densest drilling in many instances.

No Measured Mineral Resources are classified at Enma. Blocks which have a slope of regression of greater than 0.7 for gold, have an average distance of less than 30 m to the informing composites, and are estimated in the first search pass support an Indicated classification. The remainder of the estimation domain is classified as an Inferred Mineral Resource.

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Figure 13.33: Section Showing Enma Indicated Mineral Resource Classification

Notes: Drill holes are coloured according to gold grade. The grade envelope is shown in pink, and the blocks classified as Indicated Mineral Resources are shown in green

13.12	Mineral Resource Statement

CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) defines a Mineral Resource as:

“A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction (“RPEEE”).”

For all the Condor projects, because the mineralization occurs relatively close to surface, the use of a pit optimisation shell is an acceptable standard approach used in industry for Mineral Resource reporting purposes to ensure that the Mineral Resource is tested for RPEEE. The Company considered future operation on Soledad and Enma using surface mining. However, at Camp and Los Cuyes SVM consider underground mining to be a preferred approach due to the steep terrain, relative complexity, high grade tabular mineralization, and that the surface infrastructure might best be located in Camp and/or Los Cuyes area.

The optimization parameters reflect a conventional open pit operation with the cost and revenue assumptions on Soledad and Enma detailed in Table 13.26 below. Note that the parameters used are not related to any mine plan or financial analysis, they were used only to define the RPEEE envelope, and the figures were derived from current information.

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The commodity prices are sourced from an independent analyst, Consensus Market Forecasts (CMF) for gold, silver, lead, and zinc. The projected outlook (in real USD) was issued by CMF in February 2025. The long-term prices were used for the consideration of the RPEEE.

Table 13.26: Pit Shell Optimization Inputs for RPEEE

Whittle Inputs	Unit	Enma	Soledad
Costs
Mining Cost	USD/t Material	3	3
Processing Cost	USD/t ROM	20	20
General & Admin	USD/t ROM	12	12
Average Processing Recovery Rates
Au	%	75	90
Ag	%	68	80
Zn	%	0	0
Pb Payability	%	0	0
Au	%	99.5	99.5
Ag	%	99.5	99.5
Zn	%	-	-
Pb Commodity Prices	%	-	-
Gold	USD/oz	2,200	2,200
Silver	USD/oz	27	27
Zinc	USD/t Metal	2,650	2,650
Lead	USD/t Metal	1,950	1,950
Royalty	% of Revenue	3.00%	3.00%
Overall Slope Angle	degree	45	45

Sources: CMF metal price projections, SRK benchmarks and assumptions

Notes: Pit slope angle are assumed and are not based on a geotechnical stability assessment

For the higher-grade and thicker tabular domains at Camp and Los Cuyes, there is the opportunity using a bulk mining method such as long hole open stoping for underground extraction. The thinner tabular domains at Camp and Los Cuyes require using more selective mining methods such as short hole shrinkage and/or cut and fill methods. The Company has extensive experience on selective mining methods and advised that they would like to consider a selective method as the primary approach. Therefore, a breakeven cut-off grade was calculated to determine the subset of the estimated blocks that can be economically exploited using shrinkage or cut and fill mining. For the underground mineral Resources, SRK used a Mineable Shapes Optimiser (MSO) to outline areas of the mineralization domain that have suitable continuity and grade to sustain underground mining operations. SVM intend using a highly selective mining method (shrinkage or cut and fill) for which the MSO process is not well suited. Therefore, SRK reported the underground Mineral Resources using only a cut off value and excluding small and isolated areas which are unlikely to be practically extractable.

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The input parameters associated with the cut-off grade estimates, as well as the factors used to calculate gold metal equivalent (AuEq), are presented in Table 13.27 below.

Table 13.27: Cut-off Grade Estimates for the Condor Project

Cut-off grade inputs[1]	Unit	Enma	Soledad	Camp	Los Cuyes
Costs
UG Cost	USD/t ROM	N/A	N/A	80	80
Processing Cost	USD/t ROM	20	20	40	35
General & Admin	USD/t ROM	12	12	22	18
Processing Recovery Rates
Au	%	75	90	96	88
Ag	%	68	80	66	68
Zn	%			60
Pb Weighted Average Payability	%			38	62
Au	%	99.5	99.5	99.5	99.2
Ag	%	99.5	99.5	90.5	96.3
Zn	%	-	-	70.0	-
Pb Equivalent Factor to Au	%	-	-	88.6	77.4
Au	Factor	-	-	-	-
Ag	Factor	0.0111	0.0109	0.0076	0.0092
Zn	Factor	-	-	0.1643	-
Pb	Factor	-	-	0.0976	0.1515
COGs
UG COG	g/t AuEq			2.2	2.2
OP COG	g/t AuEq	0.6	0.5

Sources: SRK Benchmarks

Notes: The commodiy prices are as the same as Whittle Input in

2  The Equivalent Factor of Ag: Au= Ag price*Ag payable * Ag recovery / (Au price * Au payable * Au recovery)

3  The Equivalent Factor of Pb: Au=Pb price * Pb payable * Pb recovery /100/ (Au price * Au payable * Au recovery / 31.1034768)

4  The Equivalent Factor of Zn: Au=Zn price * Zn payable * Zn recovery /100/ (Au price * Au payable * Au recovery / 31.1034768)

5  Open pit cut-off grade = (Processing cost + G&A)/ (Au price * Au payable * Au recovery * (1-royalty)/31.1034768)

6  Underground cutoff grade = (Mining cost + Processing cost + G&A) / (Au price * Au payable * Au recovery * (1- royalty)/31.1034768)

The payability of Au and Ag in Camp and Los Cuyes are weighted average payable factors in both the bullion and the chargeable part in concentrates. The inputs of the payability assumptions are summarized in Table 13.28 below, and the weighted payability against processing rates are estimated in Table 13.29.

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Table 13.28: Payable Assumption Inputs

Product	Element	Deduction grades in Product.	Payable after Deduction
Bullion	Au	-	99.5%
	Ag	-	99.5%
Pb Conc.	Pb	3	95.0%
	Au	1	95.0%
	Ag	50	95.0%
Zn Conc.	Zn	8	85.0%
	Ag	93.3	70.0%

Sources: The Company benchmarks

Table 13.29: Weighted Payable Estimates to Los Cuyes and Camp

Mine	Product	Element	Processing Recovery	Grade in Conc.	Payable
Los Cuyes	Bullion	Au	87		99.5
		Ag	49		99.5
	Pb Conc.	Au	1	4	70.1
		Ag	19	650	87.7
		Pb	62	16	77.4
	Weighted Average	Au	88		99.2
		Ag	68		96.3
		Pb	62		77.4
Camp	Bullion	Au	96		99.5
		Ag	45		99.5
	Pb Conc.	Au	0.1	3.28	66.0
		Ag	12.3	3348	93.6
		Pb	38.1	44.2	88.6
	Zn Conc.	Ag	8.7	218.7	40.1
		Zn	59.7	45.3	70.0
	Weighted Average	Au	96		99.5
		Ag	66		90.5
		Pb	38		88.6
		Zn	60		70.0

Sources: the Company benchmarks and SRK estimates

Within the current mining license area, as of 31 December 2024, the Condor Project, above a COG of 2.2 g/t and 2.2 g/t for Camp and Los Cuyes is amenable to underground extraction; 0.6 g/t and 0.5g/t for Enma and Soledad are amenable to open pit extraction and were constrained with a conceptual pit, designed using Whittle software. The details of the estimated Mineral Resources are shown in Table 13.30 for Mineral Resources with underground mining potential, and in Table 13.31 for Mineral Resources with open pit mining potential.

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Table 13.30:     Underground Extraction Mineral Resource Statement for Condor Project, as of 28 February 2025

		Average Grade					Contained Metal
Deposit	Tonnes	AuEq	Au	Ag	Pb	Zn	AuEq	Au	Ag	Pb	Zn
	(Mt)	(g/t)	(g/t)	(g/t)	(%)	(%)	(koz)	(koz)	(koz)	(lb’000)	(lb’000)
Indicated
Camp	2.45	3.44	3.17	18.68	0.08	0.73	271	250	1,471	4,355	39,454
Los Cuyes	0.72	4.04	3.82	22.9	0.09	0.63	93	88	528	1,366	9,966
Total	3.17	3.58	3.32	19.63	0.08	0.71	365	338	1,999	5,721	49,420
Inferred
Camp	7.90	3.38	3.07	20.59	0.08	0.89	859	780	5,229	13,271	154,944
Los Cuyes	4.20	4.71	4.47	24.64	0.12	0.53	636	603	3,327	10,741	49,278
Total	12.1	3.84	3.55	22.00	0.09	0.77	1,495	1,383	8,556	24,012	204,222

Sources: SRK 2025

Notes: Mineral resources are reported above an underground extraction economic cut off value for Camp and Los Cuyes. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. The Mineral Resources are reported on a 100% basis, and not the portion attributable to SVM. The resource statement does not include mineralization in the Halo domain of the Los Cuyes, and its economic potential remains to be further investigated in future studies.

Underground Mineral Resources are reported at a cut-off grade of 2.2 g/t AuEq at Camp and Los Cuyes. Underground cut off grades have been determined using a gold price of USD/oz 2,200, silver price of USD/oz 27, zinc price of USD/t 2,650 and lead price of USD/t 1,950.

1 troy ounce = 31.1034768 metric grams.

Table 13.31:     Open Pit Mineral Resource Statement for Condor Project, as of 28 February 2025

		Average Grade					Contained Metal
Deposit	Tonnes	AuEq	Au	Ag	Pb	Zn	AuEq	Au	Ag	Pb	Zn
	(Mt)	(g/t)	(g/t)	(g/t)	(%)	(%)	(koz)	(koz)	(koz)	(lb’000)	(lb’000)
Indicated
Soledad Enma	4.03 0.03	1.14 1.05	1.06 0.97	7.05 7.11	0.05 0.07	0.56 0.30	148 1	138 1	912 7	4,365 46	49,882 214
Total	4.06	1.14	1.06	7.05	0.05	0.56	149	139	920	4,411	50,097
Inferred
Soledad Enma	14.15 0.02	0.83 0.74	0.76 0.56	5.86 16.07	0.04 0.06	0.51 0.20	375 1	346 0	2,664 12	12,819 33	158,009 103
Total	14.17	0.82	0.76	5.87	0.04	0.51	376	347	2,676	12,851	158,112

Appendix ASources: SRK 2025

Notes: Mineral resources are reported in relation to a conceptual pit shell for Soledad and Enma. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. The Mineral Resources are reported on a 100% basis, and not the portion attributable to SVM.

Open pit Mineral Resources are reported at a cut-off grade of 0.6 g/t AuEq for Enma and 0.5 g/t AuEq for Soledad. Open pit optimizations have been determined using a gold price of USD/oz 2,200, silver price of USD/oz 27, zinc price of USD/t 2,650 and lead price of USD/t 1,950.

1 troy ounce = 31.1034768 metric grams.

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13.13	Grade Sensitivity Analysis

Mineral Resources are sensitive to the selection of COGs. To illustrate this sensitivity, ore quantities and grade estimates at different COGs are presented in Table 13.32 to Table 13.35. The reader is cautioned that the figures presented in this table should not be mistaken for a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of COG. Figure 13.34 to Figure 13.37 represent this sensitivity as grade-tonnage curves.

Table	13.32:	Global Block Model Quantities and Grade Estimates for Indicated and Inferred Category, Camp at Various cut-off Grades

Cut off (AuEq g/t)	Tonnes Mt	AuEq g/t	Au g/t	Ag g/t	Pb %	Zn %
0	41.01	1.74	1.55	12.90	0.05	0.55
0.10	39.19	1.82	1.62	13.44	0.05	0.57
0.20	38.16	1.86	1.66	13.73	0.05	0.59
0.30	37.30	1.90	1.69	13.94	0.05	0.60
0.40	36.70	1.92	1.71	14.09	0.05	0.60
0.50	36.06	1.95	1.74	14.24	0.05	0.61
0.60	35.20	1.98	1.77	14.46	0.05	0.62
0.70	34.22	2.02	1.80	14.68	0.05	0.63
0.80	33.07	2.07	1.84	14.93	0.06	0.64
0.90	31.75	2.12	1.89	15.21	0.06	0.65
1.00	30.21	2.18	1.94	15.50	0.06	0.67
1.10	28.46	2.25	2.01	15.83	0.06	0.68
1.20	26.54	2.33	2.08	16.21	0.06	0.70
1.30	24.60	2.41	2.16	16.57	0.06	0.72
1.40	22.58	2.51	2.25	16.99	0.06	0.74
1.50	20.61	2.61	2.34	17.38	0.06	0.75
1.60	18.79	2.71	2.44	17.71	0.07	0.77
1.70	17.01	2.82	2.55	18.16	0.07	0.79
1.80	15.25	2.94	2.66	18.59	0.07	0.80
1.90	13.89	3.05	2.77	19.05	0.07	0.81
2.00	12.60	3.16	2.87	19.43	0.07	0.83
2.10	11.46	3.27	2.98	19.92	0.08	0.84
2.20	10.34	3.40	3.10	20.14	0.08	0.85
2.30	9.42	3.51	3.20	20.56	0.08	0.86
2.40	8.57	3.62	3.31	20.97	0.08	0.88
2.50	7.75	3.75	3.43	21.51	0.08	0.89
2.60	7.03	3.87	3.54	22.10	0.08	0.89
2.70	6.43	3.98	3.65	22.66	0.09	0.91
2.80	5.91	4.09	3.75	23.07	0.09	0.92
2.90	5.46	4.19	3.85	23.55	0.09	0.93
3.00	5.00	4.31	3.96	24.11	0.09	0.95

Notes: The reader is cautioned that the figures in this table should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade. The tonnes reported in this tabulation are not limited by the reasonable prospects of eventual economic extraction that must be applied to a Mineral Resource

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Figure 13.34: Camp Deposit Global Grade Tonnage Curve

Notes: The reader is cautioned that the figures in this chart should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade. The tonnes reported in this chart are not limited by the reasonable prospects of eventual economic extraction that must be applied to a Mineral Resource.

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Table 13.33:	Global Block Model Quantities and Grade Estimates for Indicated and Inferred Category, Los Cuyes at Various cut-off Grades

Cut off (AuEq g/t)	Tonnes Mt	AuEq g/t	Au g/t	Ag g/t	Pb %	Zn %
0	62.3	1.1	1.07	7.39	0.03	0.26
0.1	62.3	1.1	1.07	7.39	0.03	0.26
0.2	62.3	1.1	1.07	7.39	0.03	0.26
0.3	61.9	1.1	1.07	7.42	0.03	0.26
0.4	60.1	1.2	1.10	7.54	0.03	0.26
0.5	55.4	1.2	1.15	7.83	0.04	0.27
0.6	47.7	1.3	1.26	8.33	0.04	0.27
0.7	38.5	1.5	1.42	9.05	0.04	0.29
0.8	30.3	1.7	1.61	9.93	0.05	0.30
0.9	23.8	1.9	1.84	10.99	0.05	0.32
1	19.0	2.2	2.08	12.05	0.06	0.35
1.1	15.7	2.4	2.31	13.14	0.06	0.37
1.2	13.1	2.7	2.55	14.28	0.07	0.40
1.3	11.2	2.9	2.79	15.47	0.07	0.42
1.4	9.7	3.2	3.02	16.74	0.08	0.45
1.5	8.6	3.4	3.24	17.95	0.08	0.46
1.6	7.7	3.6	3.43	19.02	0.09	0.48
1.7	7.0	3.8	3.63	20.14	0.09	0.49
1.8	6.4	4.0	3.80	21.04	0.10	0.50
1.9	6.1	4.1	3.93	21.71	0.10	0.51
2	5.7	4.3	4.05	22.36	0.10	0.51
2.1	5.4	4.4	4.16	22.99	0.11	0.52
2.2	5.1	4.5	4.30	23.77	0.11	0.53
2.3	4.8	4.7	4.44	24.49	0.11	0.55
2.4	4.6	4.8	4.56	25.15	0.12	0.56
2.5	4.4	4.9	4.66	25.53	0.12	0.57
2.6	4.1	5.0	4.78	26.05	0.12	0.58
2.7	3.9	5.2	4.91	26.58	0.13	0.59
2.8	3.8	5.3	5.00	26.88	0.13	0.59
2.9	3.6	5.4	5.10	27.27	0.13	0.60
3	3.5	5.5	5.20	27.75	0.13	0.61

Notes: The reader is cautioned that the figures in this table should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade. The tonnes reported in this tabulation are not limited by the reasonable prospects of eventual economic extraction that must be applied to a Mineral Resource.

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Figure 13.35: Los Cuyes Deposit Global Grade Tonnage Curve

Notes: The reader is cautioned that the figures in this chart should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade. The tonnes reported in this chart are not limited by the reasonable prospects of eventual economic extraction that must be applied to a Mineral Resource.

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Table 13.34:	Global Block Model Quantities and Grade Estimates for Indicated and Inferred Category, Soledad at Various cut-off Grades

Cut off (AuEq g/t)	Tonnes Mt	AuEq g/t	Au g/t	Ag g/t	Pb %	Zn %
0	47.6	0.63	0.56	6.70	0.04	0.41
0.1	47.6	0.63	0.56	6.70	0.04	0.41
0.2	47.5	0.63	0.56	6.71	0.04	0.41
0.3	45.0	0.65	0.58	6.90	0.04	0.42
0.4	35.5	0.73	0.65	7.51	0.05	0.45
0.5	27.0	0.82	0.74	7.94	0.05	0.48
0.6	19.4	0.93	0.84	8.23	0.05	0.52
0.7	13.8	1.04	0.95	8.31	0.06	0.55
0.8	10.0	1.16	1.07	7.98	0.06	0.58
0.9	7.3	1.27	1.19	7.73	0.06	0.60
1	5.4	1.38	1.30	7.60	0.06	0.62
1.1	4.1	1.49	1.40	7.96	0.06	0.64
1.2	3.0	1.62	1.53	8.13	0.07	0.66
1.3	2.3	1.74	1.64	8.46	0.07	0.67
1.4	1.7	1.86	1.77	8.61	0.07	0.65
1.5	1.4	1.98	1.89	8.36	0.07	0.62
1.6	0.9	2.17	2.08	8.28	0.06	0.60
1.7	0.7	2.34	2.25	8.25	0.06	0.57
1.8	0.6	2.50	2.41	8.03	0.05	0.54
1.9	0.5	2.62	2.53	8.33	0.05	0.56
2	0.3	2.87	2.79	7.18	0.05	0.56
2.1	0.3	3.12	3.05	6.71	0.03	0.51
2.2	0.2	3.21	3.15	6.23	0.03	0.49
2.3	0.2	3.29	3.22	6.22	0.03	0.48
2.4	0.2	3.45	3.39	5.85	0.02	0.46
2.5	0.2	3.60	3.54	5.15	0.01	0.43
2.6	0.1	3.85	3.79	5.72	0.01	0.45
2.7	0.1	3.85	3.79	5.72	0.01	0.45
2.8	0.1	4.20	4.14	5.77	0.01	0.43
2.9	0.1	4.49	4.43	6.02	0.01	0.44
3	0.1	4.71	4.65	5.74	0.01	0.42

Notes: The reader is cautioned that the figures in this table should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade. The tonnes reported in this tabulation are not limited by the reasonable prospects of eventual economic extraction that must be applied to a Mineral Resource.

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Figure 13.36: Soledad Deposit Global Grade Tonnage Curve

Notes: The reader is cautioned that the figures in this chart should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade. The tonnes reported in this chart are not limited by the reasonable prospects of eventual economic extraction that must be applied to a Mineral Resource.

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Table 13.35:	Global Block Model Quantities and Grade Estimates for Indicated and Inferred Category, Enma at Various cut-off Grades

Cut off (AuEq g/t)	Tonnes Mt	AuEq g/t	Au g/t	Ag g/t	Pb %	Zn %
0	3.33	0.79	0.64	13.24	0.07	0.30
0.10	3.33	0.79	0.64	13.24	0.07	0.30
0.20	3.30	0.80	0.65	13.33	0.07	0.30
0.30	3.06	0.84	0.68	14.01	0.07	0.32
0.40	2.57	0.93	0.76	15.23	0.07	0.33
0.50	1.96	1.08	0.89	17.05	0.08	0.35
0.60	1.54	1.23	1.02	18.74	0.08	0.36
0.70	1.16	1.41	1.18	20.65	0.09	0.39
0.80	0.95	1.57	1.32	22.01	0.09	0.41
0.90	0.83	1.66	1.41	23.10	0.10	0.42
1.00	0.73	1.77	1.50	24.45	0.10	0.43
1.10	0.64	1.86	1.58	25.22	0.10	0.44
1.20	0.55	1.98	1.69	26.20	0.11	0.45
1.30	0.49	2.08	1.78	27.26	0.11	0.46
1.40	0.43	2.18	1.87	28.21	0.11	0.46
1.50	0.39	2.25	1.93	28.91	0.11	0.46
1.60	0.35	2.34	2.01	29.98	0.11	0.47
1.70	0.30	2.45	2.11	31.14	0.12	0.48
1.80	0.27	2.53	2.18	31.83	0.12	0.49
1.90	0.24	2.61	2.25	32.37	0.12	0.49
2.00	0.21	2.69	2.32	33.59	0.12	0.46
2.10	0.19	2.76	2.38	34.07	0.12	0.46
2.20	0.17	2.85	2.46	35.06	0.11	0.46
2.30	0.15	2.90	2.51	35.45	0.12	0.47
2.40	0.13	2.99	2.59	35.74	0.11	0.45
2.50	0.11	3.11	2.71	36.59	0.12	0.45
2.60	0.11	3.13	2.72	36.87	0.11	0.45
2.70	0.08	3.30	2.87	38.26	0.12	0.46
2.80	0.06	3.41	2.97	39.34	0.13	0.49
2.90	0.05	3.54	3.09	40.69	0.12	0.47
3.00	0.04	3.68	3.20	43.31	0.11	0.42

Notes: The reader is cautioned that the figures in this table should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade. The tonnes reported in this tabulation are not limited by the reasonable prospects of eventual economic extraction that must be applied to a Mineral Resource

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Figure 13.37: Enma Deposit Global Grade Tonnage Curve

Notes: The reader is cautioned that the figures in this chart should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade. The tonnes reported in this chart are not limited by the reasonable prospects of eventual economic extraction that must be applied to a Mineral Resource.

13.14	Previous Mineral Resource Estimate

MTB Enterprises Inc. was requested by Luminex Resource to complete a NI 43-101 compliant Mineral Resource estimation for the Condor project in 2021, including a Preliminary Economic Assessment (PEA) for the Condor North area that includes Los Cuyes, Soledad, Enma and Camp deposits.

The last Mineral Resource was reported above cut-offs detailed in the notes below to reflect open pit mining for Los Cuyes, Soledad, and Enma, and underground mining for the RPEEE criteria under the CIM Definition Standards. The results of the estimation are shown in Table 13.36.

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Table 13.36:	Previous Condor Project Mineral Resources for selected projects Effective 28 July 2021

	Tonnes		Average Grade			Contained Metal
Deposit	(Mt)	AuEq (g/t)	Au (g/t)	Ag (g/t)	AuEq (koz)	Au (koz)	Ag (Moz)
			Indicated
Los Cuyes	50.8	0.71	0.65	5.2	1,161	1,059	8.5
Soledad	19.4	0.68	0.63	4.8	426	390	3
Enma	0.66	0.78	0.64	11.6	17	14	0.25
All	70.9	0.70	0.64	5.2	1,604	1,463	11.8
			Inferred
Los Cuyes	36.4	0.65	0.59	5.3	761	687	6.2
Soledad	15.1	0.5	0.46	3.4	245	225	1.7
Enma	0.07	0.93	0.81	9.7	2	2	0.02
Camp	6	3.45	3.28	27.8	663	631	5.3
All	57.6	0.90	0.83	7.1	1,671	1,545	13.2

Sources: MBT 2021

Notes: Mineral resources exhibit reasonable prospects of eventual economic extraction using open pit extraction methods at Los Cuyes, Soledad and Enma and using underground mining methods at the Camp deposit. At Los Cuyes and Soledad, the base case cut-off grade is 0.30 g/t AuEq and at Enma, the base case cut-off grade is 0.37 g/t AuEq. At Los Cuyes, Soledad, and Enma, AuEq = Au g/t + (Ag g/t × 0.012). The base case cutoff grade for the Camp resource is 1.33 g/t AuEq, where AuEq = Au g/t + (Ag g/t x 0.0062).

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The major changes to the Mineral Resource between 2021 and 2024 include:

■	The additional data from Camp and Los Cuyes from the 2022 and 2023 exploration.

■	The wireframes of Camp and Los Cuyes were updated based on the new data and the interpretation of the mineralization.

■	The grade shells of Soledad and Enma were updated.

■	The Mineral Resource of Los Cuyes was planned as an open pit operation in 2021 PEA but this has switched to Underground mining in this estimate.

■	RPEEE assumptions (different commodity prices and recoveries) as well as changes in the reported cut-offs.

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14	Adjacent Properties

There are a number of other mineral occurrences in the Zamora copper-gold metallogenic belt, including deposits in the Condor Central and Condor South areas owned by SVM. The notable SVM deposits are shown in Figure 6.2 and include the Chinapintza epithermal gold veins immediately to the north of Los Cuyes, which extends beyond the Condor project mining concessions onto the adjacent Jerusalem Concession (Figure 14.1). To the south on the SVM concessions are known occurrences at Prometedor, El Hito, Santa Barbara and Nayumbi (Figure 6.2).

Figure 14.1: Plan Map – Chinapintza Veins – Jerusalem Concession

Sources: Ronning, 2003; Luminex, 2018, Luminex 2021

Luminex 2021 reports that TVX did an extensive amount of exploration work on the Jerusalem claim, including diamond drilling (35 holes; 9,338.1 m), trenching and underground development and sampling. In 1996, it calculated a historical Mineral Resource for this zone of 535,828 tonnes grading 12.5 g/t Au, 66.4 g/t Ag, 0.07% Cu, 0.76% Pb, 3.57% Zn (Ronning, 2003). This historical Mineral Resource estimate is detailed in the NI 43-101 Technical Report entitled “Review of the Jerusalem Project, Ecuador” with an effective date of May 30, 2003, and is available on SEDAR.

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In 2004, Maynard (2004) provided an updated historical Mineral Resource estimate for the veins on the Jerusalem concession (Table 14.1). This historical Mineral Resource estimate is detailed in the NI 43-101 Technical Report entitled “Independent Geological Evaluation, Jerusalem Project, Zamora Chinchipe, Ecuador for Dynasty Metals & Mining Inc.” with an effective date of October 29, 2004 and is available on SEDAR. The QP has been unable to verify this Mineral Resource estimate, and it is not necessarily indicative of mineralization on the Condor North Project.

Table 14.1: Maynard (2004) Jeruslem Concession Mineral Resources

Category	Tonnes	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
Measured	298,900	13.9	102	576	563	26,859
Indicated	722,500	12.8	98	360	3,560	17,660
Inferred	1,785,200	11.6	103	424	3,887	18,397

Sources: Maynard, 2004

Notes: These have not been reviewed by SRK

The authors of this report have not completed sufficient work to verify the historical Mineral Resource on the Jerusalem concession and this information is not necessarily indicative of mineralization on the Condor North area.

In 2021 Luminex reported a Mineral Resource for the Santa Barbara deposit. Santa Barbara is a gold- copper porphyry hosted in alkali basalts of unknown age. These are intruded by diorite and surrounded by the Zamora Batholith. These host units are capped by a veneer of conglomerates of the Chapiza Formation and in turn overlain by quartz arenites of the Hollín Formation. The Luminex Mineral Resource estimate for Santa Barbara is shown in Table 14.2. The QP has not reviewed the Santa Barabara Mineral Resources.

Table 14.2: Luminex (2021) Mineral Resource estimate for the Santa Barbara Deposit

	Tonnes		Average Grade			Contained Metal
Class	(Mt)	AuEq (g/t)	Au (g/t)	Ag (g/t)	AuEq (koz)	Au (koz)	Ag (Moz)
Indicated	39.8	0.83	0.67	0.8	1,057	859	1.0
Inferred	166.7	0.66	0.52	0.9	3,534	2,768	4.9

Sources: Luminex, 2021

Note: Mineral resources exhibit reasonable prospects of eventual economic extraction using open pit extraction methods. The base case cut-off grade is 0.37 g/t AuEq where: AuEq = Au g/t + (Ag g/t × 0.012) + (Cu% x 1.371)

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15	Other Relevant Data and Information

The QP is not aware of any other relevant data that would affect the opinions stated in this report.

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16	Interpretation and Conclusions

SVM has undertaken a review, re-logging, and remodelling of the mineralization at the Condor Project. At the Los Cuyes and Camp deposits the updated model of mineralization has included identification of several high-grade tabular domains which are potentially amenable to extraction using underground mining methods. At Soledad, Enma and outside of the high-grade domains at Los Cuyes SVM have modelled a lower grade disseminated mineralization which has the potential for extraction using an open pit mining method.

This mineralization interpretation at Los Cuyes is a change from the previous model which only considered a disseminated mineralization style, and did not isolate the high-grade zones separately. For some domains at Los Cuyes (such as the LCW domain) the data strongly support the revised interpretation, with good continuity in the mineralization observed over the project area. While for other domains, the continuity is less clear, and the quantity of data supporting these is less. Resulting in lower confidence in these interpretations. The lateral extents of some of the domains are based on wider spaced drilling which naturally carries some additional risk to the confidence in the interpretation of the domain continuity.

At Camp, the previous models relied on interpolated domain definition using indicators, and the current interpretation is supported by a more geologically rigorous interpretation using a combination of the grade and geological logs to link up intersections between drill holes into more coherent and continuous domains.

The geological interpretation at Soledad and Enma is not as well developed as that of Los Cuyes and Camp, relying on grade shells to constrain the mineralization. At Soledad, there is sufficient dense sampling in several locations to confirm the continuity of the mineralization despite the lower understanding of the mineralization controls, and SRK considers this sufficient to support an Indicated Mineral Resource classification.

For all the deposits, the metallurgical test work indicated that there are reasonable prospects for achieving the recoveries applied to the economic assessment. However, further work is required to be able to confirm the optimal processing configuration for each style of mineralization. As such, there is a risk that these recovery factors may change with additional test work and depending on the ultimate processing flow sheet that is selected if the project is developed.

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17	Recommendations

To confirm the interpretation of the high-grade domains at Camp and Los Cuyes SRK recommends a phased exploration program should be undertaken. SVM has planned an initial two-phase exploration program of surface drilling as summarised in Table 17.1. The initial phase plans for drilling six holes at Los Cuyes with an average length of approximately 400 m for a total of 2,470 m, and a second phase drilling four holes split between Los Cuyes and Camp totalling 1,030 m.

Table 17.1: Proposed Initial Exploration Program for the Condor Project

Phase	Deposit	No Holes	Meters	Cost (US$
Phase 1	Los Cuyes	6	2,470
Phase 2	Los Cuyes	2	510
	Camp	2	520
Total		10	3,500	$730,000
Sources: SVM

Pending the approval of an environmental permit which is in progress at present, SVM plans to develop underground access drives to intersect the mineralization, and to provide platforms for drilling which will allow for better targeted drilling of shorter holes from the underground development. SVM has not yet developed a detailed development and drilling plant, as this is contingent on the outcomes of the initial surface drilling results and the approval of the environmental permit applications.

SRK recommends that the two processes of "bulk flotation – bulk concentrate cyanidation - cyaniding residue separation flotation " and "cyanidation - cyaniding residue flotation" should be tested in detail, and the trade-off study between the two processes should be conducted according to the final test results.

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References

CIM, 2014. Definition Standards for Mineral Resources and Mineral Reserves (May 2014).

CIM, 2019 Estimation of Mineral Resources and Mineral Reserves Best Practices Guidelines (November 29, 2019)

C.H. Plenge & C.I.A. S.A. of Lima, Peru, May 26, 2021, Report of Investigation No.18525-73-89, Progress Report, Luminex Condor North Project, Camp, Los Cuyes, Enma Samples, Zamora Province, Southeast Ecuador

Drobe, J.L. Stein, D. Gabites, J., 2013. Geology, Mineralization and Geochronological Constraints of the Mirador Cu-Au Porphyry District, Southeast Ecuador. Economic Geology, v. 108, pp. 11–35.

Elfen, S., Davis, B.M., Michel, R.S., King, N. K., Sim, R., McNaughton, J. S. C. Marek, J. M., Barber, J. C., Norrish, N. I., Hathaway, L., 2021: Preliminary Economic Assessment Zamora-Chinchipe, Ecuador, Prepared for Luminex Resources

Goldmarca Mining Peru S.A.C, May 2004, Breccias -Sanjose-Ecuador Direct Cyaniding Metallurgical Testwork

Hathaway, L, (Undated) Adventus - Advanced Projects and Exploration Assets - Ecuador

Hedenquist, J.W., Izawa, E., Arribas, A., Jr., and White, N.C., 1996. Epithermal gold deposits: Styles, characteristics, and exploration: Resource Geology Special Publication 1, p. 17.

Independent Metallurgical Laboratories Pty Ltd., May 2006, San Jose Ore Evaluation Testwork, Condor Gold Project for Goldmarca Limited Lumina Gold Corp (Authors not listed), 2017: Guide for Exploration Operations Preliminary Draft Rev. 0

Luminex Internal Report (Authors not listed), 2020: March-2020 QAQC Camp Area

Maynard, A., Jones, P.A. 2011. NI 43-101 Technical Report (revised) on the Condor Gold Project located in Zamora, Ecuador. p. 124.

Plenge Laboratory, July 24, 2020, Report of Investigation No.18525 (Base Camp Samples Progress Report)

Plenge Laboratory, August 29, 2023, Report of Investigation No.18702 (Condor Project, Los Cuyes (High Grade, Low Grade), Breccia Pipe)

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Appendix

Qualified Persons Certificates

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CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: Independent Technical Report for the Condor Project, Ecuador, May 12, 2025.

I, Mark Wanless, residing at 47 Ball Crescent, Whitby, ON, Canada do hereby certify that:

1)	I am a Principal Geologist with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 1500 – 155 University Avenue, Toronto, Ontario, Canada;
2)	I am a graduate of the University of Cape Town with a BSc (Hons) in Geology in 1995. I have practiced my profession continuously since 1996. During the past 28 years, I have undertaken numerous Mineral Resource estimates and audits for gold and multi commodity projects and operating mines in several countries across five continents;
3)	I am a professional Geoscientist registered with the South African Council for Natural Scientific Professionals (Registration No 400178/05). I am a Fellow of the Geological Society of South African and a Member of the Geostatistical Association of South Africa and a Member of the South African Institute of Mining and Metallurgy;
4)	I have personally inspected the subject project June 19-20, 2024;
5)	I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;
6)	I, as a Qualified Person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;
7)	I am the co-author of this report and responsible for sections 1 to 11 and 12 to 18 and accept professional responsibility for those sections of this technical report;
8)	I have had no prior involvement with the subject property;
9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;
10)	SRK Consulting (Canada) Inc. was retained by Silvercorp Metals Inc. to prepare a technical audit of the Condor Project. In conducting our audit, a gap analysis of project technical data was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with Silvercorp Metals Inc. personnel;
11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Condor Project or securities of Silvercorp Metals Inc.; and
12)	That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“signed and sealed”]
Toronto	Mark Wanless, PrSciNat
May 12, 2025	Principal Geologist

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CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: Independent Technical Report for the Condor Project, Ecuador, May 12, 2025.

I, Falong Hu, residing at B1301 COFCO Plaza, 8 Jianguomennei Dajie, Beijing, the People’s Republic of China, do hereby certify that:

1)	I am a Principal Mining Engineer with the firm of SRK Consulting (China) Ltd. (SRK) with an office at B1301 COFCO Plaza, 8 Jianguomennei Dajie, Beijing, China;
2)	I am a graduate of the Central South University with a bachelor’s degree in mining engineering in 2009. I have practiced my profession continuously since 2009. During the past 16 years, I have undertaken numerous mining studies, Mineral (Ore) Reserve estimates and audits, and supports on Reasonable Prospects for Eventual Economic Extraction (“RPEEE”) during Mineral Resource estimates, for gold and multi commodity projects and operating mines in several countries;
3)	I am a Fellow of the Australasian Institute of Mining and Metallurgy (“FAusIMM”), (#313608), and in a good standing;
4)	I have personally inspected the subject project June 19-20, 2024;
5)	I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;
6)	I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;
7)	I am the co-author of this report and responsible for the RPEEE and cut-off grade(s) (“COGs”) parts of sections 13.12 accept professional responsibility for those part of this technical report;
8)	I have had no prior involvement with the subject property;
9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;
10)	SRK Consulting (Canada) Inc. was retained by Silvercorp Metals Inc. to prepare a technical audit of the Condor Project. In conducting our audit, a gap analysis of project technical data was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with Silvercorp Metals Inc. personnel;
11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Condor Project or securities of Silvercorp Metals Inc.; and
12)	That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“signed and sealed”]
Beijing	Falong Hu, FAusIMM
May 12, 2025	Principal Mining Engineer

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CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: Independent Technical Report for the Condor Project, Ecuador, May 12, 2025.

I, Lanliang Niu, residing at B1301 COFCO Plaza, 8 Jianguomennei Dajie, Beijing, the People’s Republic of China, do hereby certify that:

1)	I am a Principal Mineral Processing Engineer, worked for SRK Consulting China Ltd. (“SRK CN”) with an office at: B1301 COFCO Plaza, 8 Jianguomennei Dajie, Beijing, the People’s Republic of China (“PRC” or “China”);
2)	I graduated with a bachelor’s degree in mineral processing from Beijing University of Iron and Steel Technology in 1987. I have practiced my profession as a Mineral Processing Engineer for a total of 37 years since my graduation and have worked at SRK CN for 17 years as a Mineral Processing Consultant.
3)	I am a member of the Australasian Institute of Mining and Metallurgy (“MAusIMM”), (#313608), and a member of China Association of Mineral Resources Appraisers (“CAMRA”);
4)	I have not personally inspected the subject project;
5)	I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;
6)	I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;
7)	I am a co-author of this technical report and have supervised the independent verification completed by SRK and the preparation of Section 13, 17 and 18.2 of this technical report for QP review. I accept professional responsibility for those sections I co-authored;
8)	I have had no prior involvement with the subject property;
9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;
10)	SRK Consulting (Canada) Inc. was retained by Silvercorp Metals Inc. to prepare a technical audit of the Condor Project. In conducting our audit, a gap analysis of project technical data was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with Silvercorp Metals Inc. personnel;
11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Condor Project or securities of Silvercorp Metals Inc.; and
12)	That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“signed and sealed”]
Beijing	Lanliang Niu, MAusIMM
May 12, 2025	Principal Consultant (Mineral Processing)

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